================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               RISER FOODS, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                           TALON ACQUISITION COMPANY

                               GIANT EAGLE, INC.
                                   (BIDDERS)
                            ------------------------

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  767612 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                DAVID S. SHAPIRA
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               GIANT EAGLE, INC.
                                101 KAPPA DRIVE
                                   RIDC PARK
                         PITTSBURGH, PENNSYLVANIA 15238
                                 (412) 963-6200
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                             CHARLES C. COHEN, ESQ.
                             COHEN & GRIGSBY, P.C.
                                 2900 CNG TOWER
                               625 LIBERTY AVENUE
                         PITTSBURGH, PENNSYLVANIA 15222
                                 (412) 394-4900
                            ------------------------

                                  MAY 14, 1997
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                            ------------------------

                           CALCULATION OF FILING FEE

======================================================================================================
                                                                                    AMOUNT OF
     TRANSACTION VALUATION*                                                        FILING FEE
------------------------------------------------------------------------------------------------------
     $306,998,496...............................................................   $61,399.70
======================================================================================================

* Estimated for purposes of calculating amount of filing fee only. The amount assumes the purchase of 7,309,488 shares of Class A common stock, par value $.01 per share (the "Shares"), of Riser Foods, Inc., at a price per share of $42.00 in cash. Such number of Shares represents all the Shares outstanding as of May 13, 1997. Such number does not include any shares issuable upon exercise of employee stock options or upon conversion of any of the Company's Class B common stock.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None                    Filing Party: N/A
Form or Registration No.: N/A                   Date Filed: N/A

================================================================================

                                 14D-1 AND 13D
CUSIP NO. 767612 10 4
--------------------------------------------------------------------------------

 1. NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TALON ACQUISITION COMPANY
--------------------------------------------------------------------------------

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]

                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY
--------------------------------------------------------------------------------

 4. SOURCES OF FUNDS

     AF
--------------------------------------------------------------------------------

 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e)
    OF 2(f)                                                                  [ ]
--------------------------------------------------------------------------------

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     870,390*
--------------------------------------------------------------------------------

 8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     APPROXIMATELY 12% OF THE SHARES OUTSTANDING AS OF MAY 14, 1997*
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                 14D-1 AND 13D
CUSIP NO. 767612 10 4
--------------------------------------------------------------------------------

 1. NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GIANT EAGLE, INC.
--------------------------------------------------------------------------------

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]

                                                                   (b) [ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY
--------------------------------------------------------------------------------

 4. SOURCES OF FUNDS

     BK
--------------------------------------------------------------------------------

 5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e)
    OF 2(f)                                                                  [ ]
--------------------------------------------------------------------------------

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

     PENNSYLVANIA
--------------------------------------------------------------------------------

 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     870,390*
--------------------------------------------------------------------------------

 8. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------

 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     APPROXIMATELY 12% OF THE SHARES OUTSTANDING AS OF MAY 14, 1997*
--------------------------------------------------------------------------------

10. TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

* On May 14, 1997 Giant Eagle, Inc. ("Parent") entered into an agreement (the "Stockholders Agreement") with certain holders (collectively, the "Selling Stockholders") of Class B Common Stock, par value $.01 per share (the "Class B Shares"), of Riser Foods, Inc. (the "Company"), pursuant to which each Selling Stockholder agreed, among other things, to tender in the Offer (as defined in the Offer to Purchase dated May 20, 1997 (the "Offer to Purchase")) and not withdraw all shares of Class A Common Stock, par value $.01 per share (the "Shares"), of the Company owned by such Selling Stockholder (the "Selling Stockholders Shares"). As of May 14, 1997, the Selling Stockholders Shares represented in the aggregate 870,390 Shares, or approximately 12% of the outstanding Shares. The Selling Stockholders' obligation to tender their Shares in the Offer is reflected in Rows 7 and 9 of each of the tables above. It is a condition to the Purchaser's obligation to purchase Shares pursuant to the Offer that holders of at least 80% of the Class B Shares execute and deliver the Stockholders Agreement. As of May 14, 1997, 506,198 Class B Shares, or 57% of the outstanding Class B Shares, were held by the Selling Stockholders who had signed the Stockholders Agreement. The Stockholders Agreement is described more fully in Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholders Agreement") of the Offer to Purchase.

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and Talon Acquisition Company, a Delaware corporation and wholly-owned subsidiary of Parent (the "Purchaser"), of beneficial ownership of the Selling Stockholders Shares. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Riser Foods, Inc. a Delaware corporation, which has its principal executive offices at 5300 Richmond Road, Bedford Heights, Ohio 44146.

     (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares at a price of $42.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the Introduction of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, which is a Delaware corporation, and Parent, which is a Pennsylvania corporation. The Purchaser is a wholly-owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 14 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and in Section 15 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The Purchaser and Parent do not believe that their financial condition or the financial condition of their affiliates is material to a decision by a security holder of the Company whether to sell, tender or hold Shares.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement and the Stockholders Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 14 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of May 13, 1997, among Parent, the Purchaser and the Company (the "Merger Agreement") and the Stockholders Agreement, copies of which are attached hereto as Exhibits (a)(1),
(a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Offer to Purchase.

(a)(2) Letter of Transmittal.

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Form of Summary Advertisement dated May 20, 1997.

(a)(8) Text of Press Release dated May 14, 1997, issued by the Company.

(b)    Commitment Letter dated May 12, 1997 between Mellon Bank, N.A. and
       Parent.

(c)(1) Agreement and Plan of Merger dated as of May 13, 1997 among Parent, the Purchaser and the Company (the "Merger Agreement").

(c)(2) Form of Stockholder Voting Agreement between Parent and certain stockholders of the Company (the "Stockholders Agreement").

(c)(3) Employment Agreement dated May 13, 1997 between Anthony C. Rego and
       Parent.

(c)(4) Employment Agreement dated May 13, 1997 between Charles A. Rini, Sr. and Parent.

(c)(5) Confidentiality Agreement dated January 16, 1997 between the Company and Parent.

(d)    None.

(e)    Not applicable.

(f)    None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1997

                                          TALON ACQUISITION COMPANY

                                          By: /s/ DAVID S. SHAPIRA
                                            ------------------------------------
                                            Name: David S. Shapira
                                            Title: Chairman and Chief Executive
                                              Officer

                                          GIANT EAGLE, INC.

                                          By: /s/ DAVID S. SHAPIRA
                                            ------------------------------------
                                            Name: David S. Shapira
                                            Title: Chairman and Chief Executive
                                              Officer

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                                    EXHIBIT NAME                                    PAGE
--------   -----------------------------------------------------------------------------   ----
(a)(1)     Offer to Purchase............................................................
(a)(2)     Letter of Transmittal........................................................
(a)(3)     Notice of Guaranteed Delivery................................................
(a)(4)     Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees........
(a)(5)     Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and
           Other Nominees...............................................................
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.....................................................................
(a)(7)     Form of Summary Advertisement dated May 20, 1997.............................
(a)(8)     Text of Press Release dated May 14, 1997 issued by the Company...............
(b)        Commitment Letter dated May 12, 1997 between Mellon Bank, N.A. and Parent....
(c)(1)     Agreement and Plan of Merger dated as of May 13, 1997 among Parent, the
           Purchaser and the Company (the "Merger Agreement")...........................
(c)(2)     Form of Stockholder Voting Agreement between Parent and certain stockholders of the Company listed therein (the "Stockholders Agreement").................
(c)(3)     Employment Agreement dated May 13, 1997 between Anthony C. Rego and
           Parent.......................................................................
(c)(4)     Employment Agreement dated May 13, 1997 between Charles A. Rini, Sr. and
           Parent.......................................................................
(c)(5)     Confidentiality Agreement dated January 16, 1997 between the Company and
           Parent.......................................................................
(d)        None.........................................................................
(e)        Not applicable...............................................................
(f)        None.........................................................................

                                                                  EXHIBIT (a)(1)

                           OFFER TO PURCHASE FOR CASH
                 ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK

                                       OF

                               RISER FOODS, INC.
                                       AT

                              $42.00 NET PER SHARE

                                       BY

                           TALON ACQUISITION COMPANY
                          A WHOLLY-OWNED SUBSIDIARY OF
                               GIANT EAGLE, INC.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 17, 1997, UNLESS EXTENDED.

     THE BOARD OF DIRECTORS OF RISER FOODS, INC. HAS, BY UNANIMOUS VOTE, APPROVED THE OFFER AND THE MERGER REFERRED TO HEREIN AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF RISER FOODS, INC. AND RECOMMENDS THAT THE STOCKHOLDERS OF RISER FOODS, INC. ACCEPT THE OFFER AND TENDER THEIR SHARES.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH WOULD REPRESENT AT LEAST 80% OF THE OUTSTANDING SHARES OF CLASS A COMMON STOCK OF RISER FOODS, INC. AS DETERMINED IMMEDIATELY PRIOR TO THE CONSUMMATION OF THE OFFER.

                               ------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal or such facsimile and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or facsimile or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 or (2) request such stockholder's broker, dealer, bank, trust company or other nominee to effect the transaction for such stockholder. A stockholder having Shares registered in the name of a broker, dealer, bank, trust company or other nominee must contact such broker, dealer, bank, trust company or other nominee if such stockholder desires to tender such Shares.

     A stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available or who cannot comply in a timely manner with the procedure for book-entry transfer, or who cannot deliver all required documents to the Depositary prior to the expiration of the Offer, may tender such Shares by following the procedure for guaranteed delivery set forth in
Section 2.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.
                               ------------------

                      The Dealer Manager for the Offer is:

                                 PARKER/HUNTER
                                  INCORPORATED
MAY 20, 1997

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
Introduction...........................................................................      1
   1.    Terms of the Offer............................................................      2
   2.    Procedure for Tendering Shares................................................      4
   3.    Withdrawal Rights.............................................................      6
   4.    Acceptance for Payment and Payment............................................      7
   5.    Certain Federal Income Tax Consequences.......................................      8
   6.    Price Range of the Shares; Dividends on the Shares............................      9
   7.    Effect of the Offer on the Market for the Shares, Stock Quotation and Exchange
         Act Registration..............................................................      9
   8.    Certain Information Concerning the Company....................................     10
   9.    Certain Information Concerning the Purchaser and Parent.......................     11
  10.    Source and Amount of Funds....................................................     12
  11.    Contacts with the Company; Background of the Offer............................     14
  12.    Purpose of the Offer; The Merger Agreement and the Stockholders Agreement.....     15
  13.    Certain Conditions of the Offer...............................................     24
  14.    Certain Legal Matters.........................................................     25
  15.    Fees and Expenses.............................................................     27
  16.    Miscellaneous.................................................................     28
Schedule I--Directors and Executive Officers...........................................    S-1
Schedule II--Section 262 of the Delaware General Corporation Law.......................    S-3

To the Holders of Common Stock
of Riser Foods, Inc.

INTRODUCTION

     Talon Acquisition Company, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Giant Eagle, Inc., a Pennsylvania corporation ("Parent"), hereby offers to purchase all outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Riser Foods, Inc., a Delaware corporation (the "Company"), at $42.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. The Purchaser will pay all fees and expenses of Parker/Hunter Incorporated, which is acting as Dealer Manager (the "Dealer Manager"), ChaseMellon Shareholder Services, L.L.C., which is acting as the Depositary (the "Depositary"), and D.
F. King & Co., Inc., which is acting as Information Agent (the "Information Agent"), incurred in connection with the Offer. See Section 15.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS, BY UNANIMOUS VOTE, APPROVED THE OFFER AND THE MERGER (AS DEFINED BELOW) AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY AND RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

     HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, THE COMPANY'S FINANCIAL ADVISOR, AND MCDONALD & COMPANY SECURITIES, INC., THE FINANCIAL ADVISOR TO CERTAIN OF THE COMPANY'S OUTSIDE DIRECTORS, EACH HAS DELIVERED TO THE BOARD OF DIRECTORS OF THE COMPANY ITS WRITTEN OPINION TO THE EFFECT THAT THE CASH CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES IN EACH OF THE OFFER AND THE MERGER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE STOCKHOLDERS OF THE COMPANY AS OF THE DATE OF DELIVERY OF SUCH OPINION. SUCH OPINIONS ARE SET FORTH IN FULL AS EXHIBITS TO THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9"), WHICH IS BEING MAILED TO STOCKHOLDERS OF THE COMPANY HEREWITH.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED IN SECTION
1) THAT NUMBER OF SHARES (THE "MINIMUM NUMBER OF SHARES") WHICH WOULD REPRESENT AT LEAST 80% OF THE OUTSTANDING SHARES AS DETERMINED IMMEDIATELY PRIOR TO THE CONSUMMATION OF THE OFFER (THE "MINIMUM TENDER CONDITION"). THE PURCHASER RESERVES THE RIGHT (SUBJECT TO THE APPLICABLE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")), WHICH IT PRESENTLY HAS NO INTENTION OF EXERCISING, TO WAIVE THE MINIMUM TENDER CONDITION AND TO ELECT TO PURCHASE, PURSUANT TO THE OFFER, FEWER THAN THE MINIMUM NUMBER OF SHARES. SEE SECTIONS 1 AND 13.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 13, 1997 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent, or, at the election of Parent, unless such election would have a material adverse effect on the financial interests of the Company and its stockholders, the Company will be merged with and into the Purchaser, with the Purchaser surviving as a wholly-owned subsidiary of Parent (in either case, the "Merger"; and the surviving corporation in either case, the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares held in the Company's treasury or by any subsidiary of the Company, or owned by Parent, the Purchaser or any other subsidiary of Parent or held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest (the "Merger Consideration"). See Section 12.

     The Merger is subject to a number of conditions, including approval by the stockholders of the Company, if such approval is required by applicable law. See
Section 12.

     In connection with the execution of the Merger Agreement, on May 14, 1997 Parent entered into a Stockholder Voting Agreement (the "Stockholders Agreement") with certain holders of Class B Common Stock, par value $.01 per share ("Class B Shares"), of the Company (collectively, the "Selling Stockholders"), pursuant to which each Selling Stockholder has agreed, among other things, to (i) tender in the Offer and not withdraw all Shares owned by such Selling Stockholder (the "Selling Stockholders Shares") and (ii) vote all Shares and Class B Shares beneficially owned by such Selling Stockholder in favor of the Merger. As of May 14, 1997, the Selling Stockholders Shares represented in the aggregate 870,390 Shares, or approximately 12% of the outstanding Shares. It is a condition to the obligation of the Purchaser to accept and pay for any Shares tendered in the Offer that the beneficial owners of not less than 80% of the Class B Shares execute and deliver the Stockholders Agreement on or before June 4, 1997. As of May 14, 1997, 506,198 Class B Shares, or 57% of the outstanding Class B Shares, were beneficially owned by the Selling Stockholders who had signed the Stockholders Agreement.

     The Company has informed the Purchaser that as of May 13, 1997, there were
(1) 7,309,488 Shares issued and outstanding and (2) 353,700 Shares reserved for issuance upon the exercise of outstanding Stock Options (as defined herein). Based upon the foregoing, and assuming that no Class B Shares are converted into Shares, the Purchaser believes that approximately 5,847,591 Shares constitutes 80% of the outstanding Shares (and approximately 6,130,551 Shares would constitute 80% of the outstanding Shares if all outstanding Stock Options were exercised). Accordingly, based upon the foregoing assumptions the Minimum Tender Condition will be satisfied if at least 5,847,591 Shares are validly tendered and not withdrawn prior to the expiration of the Offer.

     The Merger Agreement and the Stockholders Agreement are more fully described in Section 12. Certain Federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for the Merger Consideration pursuant to the Merger are described in Section 5.

1. TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 3. The term "Expiration Date" means 12:00 Midnight, New York City time, on Tuesday, June 17, 1997, unless and until the Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

     Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, the Purchaser expressly reserves the right, in its sole discretion, to (1) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary and
(2) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. THE PURCHASER SHALL NOT HAVE ANY OBLIGATION TO PAY INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES, WHETHER OR NOT THE PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

     In the Merger Agreement, the Purchaser has agreed that it will not, without the consent of the Company, extend the Offer, except that, without the consent of the Company, the Purchaser may extend the Offer (1) for a period of not more than 20 business days beyond the date on which the Offer would otherwise expire if on the date of such extension any of the conditions to the Purchaser's obligation to purchase Shares shall not be satisfied, until such time as such conditions are satisfied or waived, (2) for a period of not more than ten business days beyond the date on which the Offer would otherwise expire if on the date of such extension the Minimum Tender Condition shall not be satisfied or if on the date of such extension holders of less than 80% of the outstanding Class B Shares have executed the Stockholders Agreement, (3) for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (4) for any reason for a period of not more than ten business days beyond the latest expiration date that would otherwise be permitted under the terms of the Merger Agreement as described in this sentence. The Company, Parent and the Purchaser each has the right to terminate the Merger Agreement if the Purchaser has not purchased Shares pursuant to the Offer within 90 days following the date of the Merger Agreement. In addition, the Merger Agreement is subject to termination as more fully described in Section 12. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     In addition, the Purchaser has agreed in the Merger Agreement that it will not, without the consent of the Company, (1) reduce the number of Shares subject to the Offer, (2) reduce the Offer Price, (3) modify or add to the conditions set forth in Section 13 or (4) change the form of consideration payable in the Offer.

     If by 12:00 Midnight, New York City time, on Tuesday, June 17, 1997 (or any other date or time then set as the Expiration Date), any or all conditions to the Offer have not been satisfied or waived, the Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement and to the applicable rules and regulations of the Commission, to (1) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, (2) waive all the unsatisfied conditions and, subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (3) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (4) amend the Offer.

     There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the announcement be issued no later than the earlier of (1) 9:00 a.m., New York City time, or (2) the opening of the American Stock Exchange (the "AMEX"), on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 3. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

     Consummation of the Offer is conditioned upon satisfaction of the Minimum Tender Condition, the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements

Act of 1976, as amended, and the regulations thereunder (the "HSR Act") and the other conditions described in Section 13. Subject to the terms and conditions contained in the Merger Agreement, the Purchaser reserves the right (but shall not be obligated) to waive any or all such conditions. However, if the Purchaser waives or amends the Minimum Tender Condition during the last five business days during which the Offer is open, the Purchaser will be required to extend the Expiration Date so that the Offer will remain open for at least five business days after the announcement of such waiver or amendment is first published, sent or given to holders of Shares.

     The Company has provided the Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by the Purchaser to record holders of Shares and will be furnished by the Purchaser to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. PROCEDURE FOR TENDERING SHARES

     Valid Tender. For a stockholder validly to tender Shares pursuant to the Offer, either (1) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedure for book-entry transfer set forth below (and a Book-Entry Confirmation (as defined below) received by the Depositary), in each case prior to the Expiration Date, or (2) the tendering stockholder must comply with the guaranteed delivery procedure set forth below.

     The Depositary will establish an account with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in any of the Book-Entry Transfer Facilities' systems may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at a Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation". DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder of Shares (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facilities' systems whose name appears on a security position listing as the owner of the Shares) tendered therewith and such registered holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (2) such Shares are tendered for the account of a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (the

"NASD"), or a commercial bank or trust company having an office or correspondent in the United States or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an "Eligible Institution"). In all other cases, all signatures on the Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be issued to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instruction 5 to the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or the procedure for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder's tender may be effected if all the following conditions are met:

     (1) such tender is made by or through an Eligible Institution;

     (2) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser is received by the Depositary, as provided below, prior to the Expiration Date; and

     (3) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the AMEX is open for business.

     The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (1) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (2) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

     Appointment. By executing a Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after May 13, 1997. All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares or other securities or rights in respect of any annual, special or adjourned meeting of the Company's stockholders, or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders then scheduled.

     Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination will be final and binding. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares, whether or not similar defects or irregularities are waived in the case of other Shares, No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

     Backup Withholding. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service ("IRS") may impose a penalty on such stockholder and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 31%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Purchaser and the Depositary). Noncorporate foreign stockholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See Instruction 9 to the Letter of Transmittal.

3. WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 3, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 18, 1997.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

4. ACCEPTANCE FOR PAYMENT AND PAYMENT

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 3 promptly after the Expiration Date. Any determination concerning the satisfaction of such terms and conditions will be within the sole discretion of the Purchaser, and such determination will be final and binding on all tendering stockholders. See Sections 1 and 13. The Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of or payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer).

     Parent filed a Notification and Report Form with respect to the Offer under the HSR Act on May 15, 1997. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on May 30, 1997, unless early termination of the waiting period is granted. In addition, the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") may extend the waiting period by requesting additional information or documentary material from Parent. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after substantial compliance by Parent with such request. See Section 14 hereof for additional information concerning the HSR Act and the applicability of antitrust laws to the Offer.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates for such Shares (or timely Book-Entry Confirmation of a transfer of such Shares as described in Section 2), (2) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (3) any other documents required by the Letter of Transmittal. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY THE PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

     If the Purchaser is delayed in its acceptance for payment of or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer), the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in Section 3.

     If any tendered Shares are not purchased pursuant to the Offer because of an invalid tender or otherwise, certificates for any such Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set forth in
Section 2, such Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility), as promptly as practicable after the expiration or termination of the Offer.

5. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Sales of Shares pursuant to the Offer (and the receipt of the right to receive cash by stockholders of the Company pursuant to the Merger) will be taxable transactions for Federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be taxable transactions under applicable state, local, foreign and other tax laws. For Federal income tax purposes, a tendering stockholder will generally recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer (or to be received pursuant to the Merger) and the aggregate tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer (or canceled pursuant to the Merger). Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer (or canceled pursuant to the Merger).

     If tendered Shares are held by a tendering stockholder as capital assets, gain or loss recognized by the tendering stockholder will be capital gain or loss, which will be long-term capital gain or loss if the tendering stockholder's holding period for the Shares exceeds one year. Under present law, long-term capital gains recognized by a tendering individual stockholder will generally be taxed at a maximum Federal marginal tax rate of 28%, and long-term capital gains recognized by a tendering corporate stockholder will be taxed at a maximum Federal marginal tax rate of 35%.

     A stockholder (other than certain exempt stockholders including, among others, all corporations and certain foreign individuals) that tenders Shares may be subject to 31% backup withholding unless the stockholder provides its TIN and certifies that such number is correct or properly certifies that it is awaiting a TIN. A stockholder that does not furnish its TIN may be subject to a penalty imposed by the IRS. Each stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.

     If backup withholding applies to a stockholder, the Depositary is required to withhold 31% from payments to such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder upon filing an income tax return.

     THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE WITH RESPECT TO SHARES RECEIVED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION OR WITH RESPECT TO HOLDERS OF SHARES WHO ARE SUBJECT TO SPECIAL TAX TREATMENT UNDER THE CODE, SUCH AS NON-U.S. PERSONS, LIFE INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS AND FINANCIAL INSTITUTIONS, AND MAY NOT APPLY TO A HOLDER OF SHARES IN LIGHT OF ITS INDIVIDUAL CIRCUMSTANCES. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME AND OTHER TAX LAWS) OF THE OFFER AND THE MERGER.

6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

     The Shares are traded on the AMEX under the symbol "RSR". The following table sets forth, for each of the periods indicated, the high and low reported sales prices per Share as reported by the AMEX and the Dow Jones News Retrieval Service.

                                                                                SALES PRICE
                                                                             -----------------
                                                                              HIGH       LOW
                                                                             ------     ------
Fiscal year ended July 1, 1995
  First Quarter...........................................................   $ 7.50     $ 6.25
  Second Quarter..........................................................     7.38       6.13
  Third Quarter...........................................................     8.63       6.88
  Fourth Quarter..........................................................    10.75       8.06
Fiscal year ended June 29, 1996
  First Quarter...........................................................   $14.50     $ 9.75
  Second Quarter..........................................................    16.38      13.38
  Third Quarter...........................................................    20.00      14.13
  Fourth Quarter..........................................................    24.00      17.75
Fiscal year ending June 28, 1997
  First Quarter...........................................................   $27.75     $23.50
  Second Quarter..........................................................    32.13      25.38
  Third Quarter...........................................................    34.13      30.00
  Fourth Quarter (through May 19, 1997)...................................    41.75      33.00

     On May 13, 1997, the last full day of trading before the public announcement of the execution of the Merger Agreement, the reported closing sale price of the Shares on the AMEX was $40.875 per Share. On May 19, 1997, the last full day of trading before the commencement of the Offer, the reported closing sale price of the Shares on the AMEX was $41.625 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     According to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 1996 (the "Company's Form 10-K"), and its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ending June 28, 1997, the Company has paid a regular quarterly cash dividend of $.05 per Share since October 10, 1995, which quarterly dividend was increased to $.06 per Share with the dividend payable on October 8, 1996.

7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES, STOCK QUOTATION AND EXCHANGE ACT REGISTRATION

     The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

     Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the AMEX for continued listing and may, therefore, be delisted from such exchange. According to the AMEX's published guidelines, the AMEX could consider delisting the Shares if, among other things, the number of publicly-held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 200,000, there were less than 300 holders of at least 100 shares or the aggregate market value of the publicly-held Shares (excluding Shares held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than $1 million. According to the Company, as of May 13, 1997, there were approximately 950 holders of record of Shares and 7,309,488 Shares were outstanding. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of the AMEX for continued listing on the AMEX, and the Shares are no longer listed for trading on the AMEX, the market for Shares could be adversely affected.

     In the event that the AMEX were to delist the Shares, it is possible that Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.

     The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application of the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of
Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

     If registration of the Shares is not terminated prior to the Merger, then the Shares will cease to be traded on the AMEX and the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

     The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities".

8. CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a Delaware corporation with its principal executive offices at 5300 Richmond Road, Bedford Heights, Ohio 44146. According to the Company's Form 10-K for the fiscal year ended June 29, 1996, the Company's principal line of business is the distribution of groceries and related items through its retail supermarket subsidiary, Rini-Rego Supermarkets, Inc., and its wholesale distribution subsidiary, American Seaway Foods, Inc.

     Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the information contained in the Company's Form 10-K, as well as the Company's Quarterly Report on Form 10-Q for the quarter ended April 5, 1997. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information".

                               RISER FOODS, INC.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                      (in millions, except per share data)

                                              40 WEEKS ENDED                       YEAR ENDED
                                        --------------------------      --------------------------------
                                         APRIL 5,       APRIL 6,        JUNE 29,    JULY 1,     JULY 2,
                                           1997           1996            1996        1995        1994
                                        -----------    -----------      --------    --------    --------
                                               (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales..........................    $ 1,030.7      $   984.9       $1,285.2    $1,185.0    $1,121.6
  Net income.........................         14.4           11.7          16.6         11.6         8.4
  Net income per share...............          1.77           1.45          2.0 5        1.42        1.03

                                                          AT APRIL 5,    AT JUNE 29,    AT JULY 1,
                                                             1997           1996           1995
                                                          -----------    -----------    -----------
                                                          (UNAUDITED)
BALANCE SHEET DATA:
  Working capital......................................     $  20.9        $  15.0        $  23.9
  Property, equipment & capital leases, net............       144.2          124.0          118.1
  Total assets.........................................       284.1          262.3          268.5
  Long-term obligations
     Debt..............................................        48.0           32.5           55.7
     Capital leases....................................         4.7            5.5            6.8
  Liabilities-to-equity ratio..........................         1.7            1.9            2.6

     Available Information. The Company is subject to the reporting requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options and other matters, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Such reports, proxy statements and other information may also be obtained at the web site that the Commission maintains at http://www.sec.gov. Copies should be obtainable, by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, DC 20549. Such information should also be on file at the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.

     Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information or has been provided by the Company. Although the Purchaser and Parent do not have any knowledge that any such information is untrue, neither the Purchaser nor Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9. CERTAIN INFORMATION CONCERNING THE PURCHASER AND PARENT

     The Purchaser is a Delaware corporation and a wholly-owned subsidiary of Parent. The Purchaser was organized to acquire the Company and has not conducted any unrelated activities since its organization. The principal offices of the Purchaser are located at 101 Kappa Drive, RIDC Park, Pittsburgh, Pennsylvania 15238-2809.

     All outstanding shares of capital stock of the Purchaser are wholly owned by Parent, a Pennsylvania corporation. Parent is principally engaged in the retail sale and distribution of groceries and related items. The principal offices of Parent are located at 101 Kappa Drive, RIDC Park, Pittsburgh, Pennsylvania 15238-2809.

     The name, business address, present principal occupation or employment, five-year employment history and citizenship of each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I hereto.

     Except as described in this Offer to Purchase, neither the Purchaser, nor Parent (collectively, the "Corporate Entities") or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I or any associate or majority-owned subsidiary of the Corporate Entities or any of the persons so listed, beneficially owns any equity security of the Company, and none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

     Except as described in this Offer to Purchase, (1) there have not been any contacts, transactions or negotiations between any of the Corporate Entities, any of their respective subsidiaries or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I, on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, that are required to be disclosed pursuant to the rules and regulations of the Commission and (2) none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company.

     During the last five years, none of the Corporate Entities or, to the best knowledge of the Corporate Entities, any of the persons listed in Schedule I (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, United States Federal or state securities laws or finding any violation of such laws.

10. SOURCE AND AMOUNT OF FUNDS

     The total amount of funds required by the Purchaser to purchase all outstanding Shares pursuant to the Offer and the Merger, all outstanding Class B Shares pursuant to the Stockholders Agreement and the Merger and all outstanding stock options, to pay fees and expenses related to the Offer and the Merger and to assume existing debt of the Company is estimated to be approximately $403 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through a loan that will be made by Mellon Bank, N.A. ("Mellon") to Parent on the terms described below and a capital contribution and/or an intercompany loan that will be made by Parent to Purchaser.

     Mellon has committed to underwrite $475,000,000 of senior secured credit facilities to Parent (the "Facilities") pursuant to a commitment letter dated May 12, 1997. The Facilities will consist of a $250,000,000 revolving credit loan (the "Revolving Credit Loan") and a $225,000,000 term loan (the "Term Loan") and will be used by Parent to provide funds to effect the Offer and the Merger, refinance certain existing indebtedness of Parent and the Company and finance general working capital and corporate purpose needs. Mellon intends to syndicate all or a portion of the Facilities to additional lenders.

     The Revolving Credit Loan in the principal amount of $250,000,000 will mature six years from the date of closing of the Facilities (the "Loan Closing Date") and must be repaid in full on or prior to such date. Draws under the Revolving Credit Loan may also take the form of requests for issuance of standby letters of credit for the account of Parent to be issued by Mellon or an affiliate of Mellon. The aggregate amount of such letters of credit shall not exceed $30,000,000. Such letters of credit shall not expire later than 12 months after the date of original issuance and, in any event, not later than the maturity date of the Facilities. At no time shall the sum of the outstanding advances under the Revolving Credit Loan, undrawn letters of credit and unreimbursed letter of credit drawings exceed $250,000,000.

     The Term Loan in the principal amount of $225,000,000 will mature six years from the Loan Closing Date and will require repayments of principal as follows:
$10,000,000 during year one; $25,000,000 during year two; $35,000,000 during year three; $50,000,000 during year four; $50,000,000 during year five; and $55,000,000 during year six.

     Interest shall accrue on the amount outstanding under the Facilities at either the Base Rate (defined as the higher of (i) the federal funds rate plus
 .50% or (ii) Mellon's prime rate) or on a LIBOR basis with margins fixed until the end of Parent's second full fiscal quarter after the Loan Closing Date and thereafter to be adjusted quarterly based on the consolidated cash flow coverage ratio of Parent and its subsidiaries for the preceding four consecutive fiscal quarters.

     Mandatory prepayments of the Facilities will be required in an amount equal to the net cash proceeds of (i) certain permitted asset sales, (ii) insurance recoveries not reinvested in the businesses, (iii) certain equity issuances and
(iv) 50% of excess cash flow (the definition of which shall be mutually agreed between Parent and Mellon). Parent will enter into interest rate caps, collars or swaps to hedge interest rate exposure under the Term Loan for a maturity and for an amount which has not yet been negotiated.

     The Facilities will be secured by a first priority lien on and a security interest in substantially all of the properties and assets of Parent and each of its subsidiaries including, in any case (i) all of the capital stock of each subsidiary, (ii) cash and investments, (iii) accounts receivable and notes receivable, (iv) assignments of leases, (v) real property, equipment and other tangible personal property and (vi) trademarks and other intellectual property. After January 1, 1999, security will be released upon the achievement, based on the prior 12 months, of a leverage ratio of less than or equal to 2.0 and a consolidated cash flow coverage ratio of greater than or equal to 1.10.

     Funding under the Facilities is contingent upon, among other things, (i) no material adverse change having occurred in the condition (financial or otherwise) of the business, prospects or results of operations of Parent and its subsidiaries, taken as a whole, since March 31, 1997, (ii) no pending or threatened (A) litigation which seeks to challenge or prevent or declare illegal the transactions contemplated under the commitment letter or (B) other material litigation involving Parent or any subsidiary, (iii) the Purchaser and the Company having entered into the Merger Agreement and the related documents attached as exhibits thereto and all conditions set forth therein having been met except for funding, (iv) Mellon not having become aware of any fact or condition (of which fact or condition Mellon did not have knowledge prior to May 12, 1997) which could reasonably be expected to have a material adverse effect on the ability of Parent to achieve levels of financial condition and results of operation projected in projections provided to Mellon on May 8, 1997 and (v) other customary conditions. The commitment letter provides that the definitive loan documents will include customary representations, warranties and covenants, including financial covenants, which have not yet been negotiated.

     Pursuant to the commitment letter, the Purchaser and Parent have agreed, regardless of whether the commitment letter is revoked or terminated or whether or not the financing transactions contemplated thereby close, to reimburse Mellon for all out-of-pocket expenses incurred by Mellon in connection with the commitment letter, the transactions contemplated thereby and the ongoing due diligence investigation of Mellon in connection therewith.

     The obligations of Mellon in the commitment letter are subject to the execution and delivery of mutually agreeable loan documents incorporating the terms and conditions contained in the commitment letter. The commitment letter provides that the commitments in respect of the Facilities will terminate on June 30, 1997, unless definitive loan documents are executed and the Facilities have closed on or prior to such time.

     The foregoing description of the commitment letter is qualified in its entirety by reference to the text of the commitment letter, a copy of which has been filed as an exhibit to the Schedule 14D-1 of the Purchaser and Parent relating to the Offer.

     Parent expects that it will repay any amounts borrowed under the Facilities with cash flow from operations.

11. CONTACTS WITH THE COMPANY; BACKGROUND OF THE OFFER

     In 1991, the Company and Parent engaged in preliminary discussions about a possible combination of the two companies. The Company engaged Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey") to assist in evaluating the Company and Parent. However, after several weeks of discussion and evaluation, Parent and the Company elected not to proceed with such a transaction and terminated the discussions.

     Between 1991 and 1996, representatives of Parent and the Company had occasional conversations about their respective businesses, but did not resume discussions concerning a possible combination.

     On August 22, 1996, representatives of the Company and Parent met to discuss their respective businesses, the growth of their respective companies and the existence of a strategic fit between the companies and renewed discussions concerning a possible combination of the companies. Discussions between representatives of the companies resumed on November 22, 1996, at which time Parent indicated that it had a serious interest in pursuing a combination with the Company, and continued at various meetings held in December 1996 and January 1997. At those meetings, representatives of Parent and the Company discussed various acquisition and combination strategies, the synergies between the companies, management and operational issues and related issues.

     On January 16, 1997, the Company and Parent entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which each party agreed to treat as confidential their discussions and negotiations and certain information provided to it by or on behalf of the other party. On February 11, 1997, Parent formally engaged Parker/Hunter Incorporated ("Parker/Hunter") as financial advisor to assist Parent in its evaluation of a possible transaction with the Company. On February 13, 1997, representatives of the Company and Houlihan Lokey met in Pittsburgh with representatives of Parent and Parker/Hunter. At that meeting the parties discussed issues regarding the valuation of the Company and Parent. Thereafter, representatives of the Company and Parent continued discussions regarding due diligence, document preparation and various legal issues, including Parent's requirement that Messrs. Rego and Rini enter into employment agreements with Parent concurrently with any agreement on the combination. Management of Parent and the Company thereafter determined to attempt to negotiate and consummate a stock-for-stock business combination.

     Representatives of the Company and Parent met on March 13, 1997 in Youngstown, Ohio and on March 21, 1997 in Pittsburgh to continue negotiations regarding various management, control and operational issues and to discuss the structure of the proposed stock-for-stock merger. However, the companies were unable to reach a definitive agreement on the proposed stock-for-stock merger and, at this time, they decided to suspend negotiations while the Company and Parent evaluated the advantages and disadvantages of the structure and consequences of a business combination of that type. Thereafter, representatives of the Company and Parent had occasional telephone conversations regarding whether to renew discussions relating to the proposed merger.

     On April 23, 1997, the Board of Directors of Parent met and determined to attempt to pursue a cash merger with the Company. On April 25, 1997, representatives of the Company, Parent, Houlihan Lokey and Parker/Hunter resumed negotiations at a meeting in Pittsburgh. At this meeting, Parent informed the Company that it had decided to remain a privately-held company and proposed that Parent make a cash tender offer at $40.00 per share for all of the Shares which, if successful, would be followed by a merger in which the holders of Shares who did not tender and the holders of Class B Shares would also be paid $40.00 per share. On April 28, 1997, a representative of Parker/Hunter met with representatives of Houlihan Lokey to determine if there was a basis on which they could recommend to their respective clients that discussions should continue regarding an acquisition by Parent of 100% of the common stock of the Company. Thereafter, representatives of the Company and Parent engaged in continuing discussions regarding the value of Parent's proposed tender offer, the Stockholders Agreement, the Employment Agreements and various other terms of the tender offer, including an $11 million termination fee proposed by Parent. Those discussions ultimately resulted in Parent increasing its offer to $42.00 per share.

     On May 2, 1997, Parent instructed its counsel to commence preparation of the Merger Agreement and related documentation for the proposed transaction, and Parent and its representatives commenced a due diligence analysis and investigation of the Company. The delivery of successive drafts of such documents and related negotiations commencing on May 3, 1997 revealed a number of open issues, many of which were resolved by the parties over the course of the next several days.

     On May 2, 1997, the Company issued a press release stating that it was engaged in negotiations with an unidentified supermarket chain and that there was no assurance that a transaction would result from those negotiations. On May 4, 1997, certain outside directors of the Board of Directors of the Company retained legal counsel to advise them regarding the proposed transaction.

     The Company issued another press release on May 5, 1997 in which it disclosed that it had received a cash tender offer of $42.00 per share from an unidentified supermarket chain, but that no agreement had been reached between the parties and that there could be no assurance that the transaction would be consummated.

     Later on May 5, 1997, the Company informed Parent that the Company's Board concluded that it would be willing to pursue Parent's proposal subject to certain conditions, including but not limited to a reduction of the termination fee, changes to the financing contingency provisions of the draft Merger Agreement and an investigation of obtaining a second fairness opinion from another investment banking firm in addition to the fairness opinion from Houlihan Lokey.

     Parent informed the Company that the Company's full Board must unconditionally approve its offer by May 7, 1997 or it would have no alternative but to terminate its offer. After additional negotiations, on May 7, 1997, Parent and the Company agreed that Parent would extend its offer until May 13, 1997 to enable a second fairness opinion to be obtained in exchange for the Company's agreement with respect to various matters, including the Company's agreement to pay Parent a termination fee of $10 million in the event its Board approved or recommended to the Company's stockholders an acquisition proposal other than Parent's on or before November 30, 1997.

     From May 7 to May 13, the parties continued to exchange drafts of the Merger Agreement and related documents and to resolve outstanding issues. Prior to and during this period, management of Parent kept Parent's Board of Directors fully informed and received all requisite approvals. Late in the evening on May 13, 1997, following approval and adoption of the Merger Agreement by the Board of Directors of the Company, Parent, Purchaser and the Company executed and delivered the Merger Agreement, and Parent and Messrs. Rego and Rini executed the Employment Agreements.

     At about 8:00 a.m., eastern time, on May 14, 1997, the Company issued a press release announcing the execution of the Merger Agreement and the intention of Parent to commence a tender offer to purchase all outstanding Shares.

12. PURPOSE OF THE OFFER; THE MERGER AGREEMENT AND THE STOCKHOLDERS AGREEMENT

     Purpose. The purpose of the Offer is to acquire control of the entire equity interest in the Company. Following the Offer, the Purchaser and Parent intend to acquire any remaining equity interest in the Company not acquired in the Offer by consummating the Merger.

     The Merger Agreement. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to Each Party's Obligation to Effect the Merger", the Purchaser will be merged with and into the Company, or, at the election of Parent, the Company will be merged with and into the Purchaser, and each then outstanding Share (other than Shares held in the Company's treasury or by any subsidiary of the Company or owned by Parent, unless such election would have a material adverse effect on the financial interests of the Company and its stockholders, the Purchaser or any other subsidiary of Parent or held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Merger Consideration.

        VOTE REQUIRED TO APPROVE MERGER. The Delaware General Corporation Law ("DGCL") provides that the adoption of any plan of merger or consolidation by the Company requires the approval of the Board of

Directors and the affirmative vote of a majority of the outstanding shares entitled to vote thereon (including the votes of any Shares owned by the Purchaser). The Board of Directors of the Company has authorized and approved the Offer and the Merger. Under the Company's Second Amended Certificate of Incorporation (the "Company Certificate") the holders of not less than 80% of the outstanding Shares and Class B Shares, voting together as a single class, must also approve the Merger. In addition, the Company Certificate requires that any change in the Company Certificate which adversely affects the holders of the Class B Shares must be approved by the holders of at least 80% of the outstanding Class B Shares. The Purchaser and Parent have concluded that the Merger would adversely affect the Class B Shares and therefore the Merger must receive the approval of the holders of at least 80% of the outstanding Class B Shares, voting as a separate class. One of the conditions to the Purchaser's obligation to purchase Shares pursuant to the Offer is that holders of at least 80% of the Class B Shares have signed the Stockholders Agreement and thereby grant to the Purchaser a proxy to vote such holders' Class B Shares in favor of the Merger.

        CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the Merger becoming effective (the "Effective Time") of the following conditions: (1) if required by applicable law, the Merger Agreement shall have been approved and adopted by the affirmative vote of the Company's stockholders by the requisite percentage in accordance with applicable law and the Company Certificate, and the Certificate of Merger shall have been executed and delivered by the Surviving Corporation and filed in the Department of State of the State of Delaware, (2) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties has agreed to use its best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered, (3) all regulatory and related approvals (in addition to any approval contemplated by the HSR Act) shall have been obtained on terms mutually satisfactory to Parent and the Company, except for any the failure of which to obtain would not have a material adverse effect on either Parent or the Surviving Corporation and (4) the Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided however that this condition shall not be applicable to the obligations of Parent or the Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

        TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company, (1) by mutual written consent of the Company and Parent, except if Shares have been purchased pursuant to the Offer, (2) by any of the Company, Parent or the Purchaser if (a) upon a vote at a duly held stockholders meeting or any adjournment thereof, any required approval of the stockholders of the Company shall not have been obtained; (b) (i) the Purchaser shall not have commenced the Offer within five business days after the date of the Merger Agreement, (ii) as a result of the failure of any of the conditions described in Section 13 to the Purchaser's obligations to consummate the Offer, the Offer shall have been terminated by Parent or expired in accordance with its terms without the Purchaser having purchased Shares pursuant to the Offer or
(iii) the Purchaser shall not have purchased Shares pursuant to the Offer within 90 days following the date of the Merger Agreement; provided, however, that the passage of the period referred to in clause (iii) shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the consummation of the Merger; and provided, further, that the right to terminate the Merger Agreement pursuant to clause
(2)(b) of this paragraph shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of any such condition; (c) the Merger shall not have been consummated on or before the date six months following the date of the Merger Agreement, unless the failure to consummate the Merger is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of the Stockholders Meeting; provided further, that no party shall be entitled to terminate the Merger Agreement pursuant to this clause (2)(c) of this paragraph if Shares have been purchased pursuant to the Offer; or (d) any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of Shares or Class B Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (3) by either Parent or the Company under the circumstances described below under "Acquisition Proposals".

     In the event the Merger Agreement is terminated by any of the Company, Parent or the Purchaser as described in the foregoing paragraph, the Merger Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, the Purchaser or Parent, except with respect to certain specified provisions (including the provisions described below under "Fees and Expenses") and, in the case of Parent and the Purchaser, except to the extent that such termination results from the material breach by Parent or the Purchaser of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

        ACQUISITION PROPOSALS. The Merger Agreement provides that the Company and its subsidiaries will not, and will cause their respective directors, officers, employees, or other agents not to, directly or indirectly, (1) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined below), provided that no public announcement made by the Company prior to the date of the Merger Agreement regarding the transactions contemplated thereby will be deemed a violation of this clause (1), or (2) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to their respective property, books or records to any person that may be considering making, or has made an Acquisition Proposal. Notwithstanding the foregoing, the Company and its Board of Directors (or any committee thereof) will not be prohibited from (a) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the Commission under the Exchange Act, or (b) considering, negotiating, discussing, approving or recommending to the stockholders of the Company a bona fide Acquisition Proposal not solicited in violation of the Merger Agreement if and only to the extent that, (i) such Board of Directors determines in good faith upon the advice of counsel that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity. Parent or (provided the Company and its Board of Directors have complied with the requirements described in this paragraph) the Company may terminate the Merger Agreement if the Company or its Board of Directors approves or recommends to the Company's stockholders an Acquisition Proposal or the Board of Directors of the Company withdraws its recommendation that the stockholders accept and approve the transactions contemplated by the Merger Agreement. The Merger Agreement defines "Acquisition Proposal" as any proposal or offer from any person (other than Parent or the Purchaser) relating to (i) any direct or indirect acquisition or purchase of any equity interest in, or a substantial amount of assets of, the Company or its subsidiaries, (ii) any tender offer or exchange offer (including a self-tender offer) involving the equity securities of the Company, (iii) any merger, consolidation, recapitalization, liquidation, business combination or similar transaction involving the Company other than the transactions contemplated by the Merger Agreement or (iv) any other extraordinary transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the Merger Agreement.

        FEES AND EXPENSES. The Merger Agreement provides that, except as provided below, all fees and expenses in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

     Parent shall be entitled to receive from the Company (i) a termination fee in the amount of $10,000,000 if the Merger Agreement is terminated or the Purchaser does not purchase Shares pursuant to the Offer because the Company or its Board of Directors approves or recommends to the Company's stockholders an Acquisition Proposal or in connection with an Acquisition Proposal the Board of Directors of the Company withdraws its recommendation that the stockholders of the Company accept and approve the transactions contemplated by the Merger Agreement; (ii) a termination fee in the amount of $5,000,000 if the Purchaser has not purchased Shares pursuant to the Offer as a result of (a) the failure of the conditions set forth in clause (2) of the first paragraph of Section 13 hereof ("Certain Conditions of the Offer") or paragraphs
(6) or (7) of Section 13 hereof to be satisfied or (b) the failure of holders of Shares to have validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent the minimum number of outstanding Shares, determined immediately prior to the consummation of the Offer, that would enable Parent and the Purchaser to consummate the Merger under the Company Certificate notwithstanding the negative vote of all Shares not acquired by the Purchaser in the Offer and the negative vote of all Class B Shares as to which the beneficial owners have not executed and delivered the Stockholders Agreement; and (iii) a topping fee in the amount of $10,000,000 in the event that following any termination of the Merger Agreement (other than solely because Parent or the Purchaser failed to fulfill their obligations under the Merger Agreement) the Board of Directors of the Company approves or recommends an Acquisition Proposal to the Company's stockholders on or before November 30, 1997, which amount shall be due and payable upon consummation of the transactions contemplated by such Acquisition Proposal.

     Under no circumstances will the Company be obligated to pay more than $10,000,000 pursuant to the provisions of the foregoing paragraph. Therefore, if the Company has paid $5,000,000 pursuant to clause (ii) above and subsequently becomes obligated to make a payment pursuant to clause (iii) above, the $10,000,000 payment under clause (iii) shall be reduced by the $5,000,000 previously paid under clause (ii). If circumstances should occur giving rise to the payment of fees under more than one of the above described clauses, the Company will pay under the clause requiring the highest fee.

     Parent has also agreed that if it has received the full amount of any payment under the foregoing paragraph, neither Parent nor the Purchaser shall assert or pursue, directly or indirectly, whether arising under tort, contract, or otherwise, any claim or cause of action against any of the Company or any person making an Acquisition Proposal or their respective directors, officers or representatives based in whole or part upon its or their receipt, consideration, recommendation or approval of an Acquisition Proposal, including the Company's exercise of its right of termination pursuant to the provisions of the Merger Agreement.

        CONDUCT OF BUSINESS BY THE COMPANY. The Merger Agreement provides that, except as otherwise set forth in the Merger Agreement and described in a schedule to the Merger Agreement, the Company will, and will cause each of its subsidiaries to, conduct its business in the ordinary course and consistent with past practice and use its reasonable best efforts to preserve intact its respective business organization and relationships with third parties and to keep available the services of its officers and key employees. The Merger Agreement further provides that, without limiting the generality of the foregoing, during the period from the date of the Merger Agreement to the Effective Time of the Merger, without the prior written consent of Parent, which consent shall not be unreasonably withheld: (1) the Company will not adopt or propose any change in its Certificate of Incorporation or By-Laws; (2) other than declaration and payment of regular quarterly dividends not to exceed $0.06 per share of Common Stock, the Company will not, and will not permit any of its subsidiaries to, declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of the Company, or contract for or effect any repurchase, redemption or other acquisition or investment by the Company or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any of its subsidiaries; (3) the Company will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person or acquire a material amount of assets of any other person; (4) the Company will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or property which are material to the Company and its subsidiaries, taken as a whole, except (a) pursuant to existing contracts or commitments (the terms of which have been disclosed to Parent prior to the date of the Merger Agreement), or (b) in the ordinary course of business consistent with past practice; (5) the Company will not settle any material tax audit, make or change any material tax election or file amended tax returns; (6) the Company will not issue or grant any securities or option or warrant to acquire any securities (except pursuant to existing obligations), enter into any amendment of any material term of any outstanding security of the Company or of any of its subsidiaries, incur any indebtedness or guarantee obligations of others except pursuant to existing credit facilities or arrangements, fail to make any required contribution to any of the Company's employee benefit plans, increase compensation, bonus or other benefits payable to any employee or former employee or enter into any settlement or consent with respect to any pending litigation, except in the ordinary course of business consistent with past practice or as otherwise permitted by the Merger Agreement; (7) the Company will not change any method of accounting or accounting practice by the Company or any of its subsidiaries, except for any such required change in generally accepted accounting principles; (8) the Company will not commit to any capital expenditures not in the ordinary course of business; and (9) the Company will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

     The Merger Agreement also provides that, except to the extent necessary to comply with the requirements of applicable laws and regulations, the Company will not, and will not permit any of its subsidiaries to (1) take, or agree or commit to take, any action that would make any representation and warranty of the Company in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time or (2) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time, provided, however that the Company shall be permitted to take or omit to take such action which can (without any uncertainty) be cured at or prior to the Effective Time.

        BOARD OF DIRECTORS. The Merger Agreement provides that, promptly upon the acceptance for payment of and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the Board of Directors of the Company as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on such Board of Directors equal to at least that number of directors which is the product of (1) the total number of directors on such Board of Directors who are elected by the holders of Shares pursuant to the Company Certificate (giving effect to the directors elected pursuant to this sentence) multiplied by (2) the percentage that (a) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Parent bears to (b) the total number of Shares outstanding, and the Company shall, at such time, cause the Purchaser's designees to be appointed or elected; provided, however, that, in the event the Purchaser's designees are to be appointed or elected to the Company's Board of Directors, until the Effective Time of the Merger, the Board of Directors of the Company will have at least three directors who were directors of the Company on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies, who shall be deemed to be Independent Directors for purposes of the Merger Agreement, or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, Parent or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such appointment or election, including mailing to its stockholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (the "Information Statement"). Parent has waived the requirement that the Company make such mailing with the mailing of the Schedule 14D-9, except Parent reserved the right to request the Company to make such mailing at a later date if Parent deems it necessary or appropriate to do so. In connection with the foregoing, the Merger Agreement provides that the Company will promptly, at the option of the Purchaser (which the Purchaser intends to exercise), either increase the size of the Company's Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Company's Board of Directors as provided above.

        STOCK PLANS. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering any Stock Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding stock options to purchase Shares ("Stock Options") granted prior to the date of the Merger Agreement under any stock option plan, program or arrangement of the Company (collectively, the "Stock Plans") to provide that each Stock Option outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer, whether or not vested, shall be canceled in exchange for a cash payment to the holder by the Purchaser, within five business days of the day Shares are purchased pursuant to the Offer, of an amount equal to (1) the excess, if any, of (a) the price per Share to be paid pursuant to the Offer over (b) the exercise price per Share subject to such Stock Option, multiplied by (2) the number of Shares for which such Stock Option shall not theretofore have been exercised.

     All amounts payable pursuant to the terms described in the preceding paragraph shall be subject to any required withholding of taxes and shall be paid without interest. The Company agrees in the Merger Agreement to use its best efforts to obtain all consents of the holders of the Stock Options as shall be necessary to effectuate the foregoing. Notwithstanding anything to the contrary contained in the Merger Agreement, payment shall, at Parent's request, be withheld in respect of any Stock Option with respect to any holder until all necessary consents with respect to such holder are obtained.

     The Merger Agreement provides further that all Stock Plans shall terminate as of the Effective Time of the Merger, and the provisions in any other benefit, stock or other plan providing for the issuance, transfer or grant of any capital stock of the Company, any interest in respect of any capital stock of the Company, or any amounts derived from the value of any capital stock of the Company shall be deleted at the time of the Merger, and the Company shall ensure that following the Merger no holder of a Stock Option or any participant in any Stock Plan or other employee benefit plan of the Company or any of its subsidiaries will have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

        INDEMNIFICATION, EXCULPATION AND INSURANCE. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall contain provisions with respect to matters occurring prior to the Effective Time that are no less favorable with respect to indemnification than are set forth in Article XV of the Company Certificate, which provisions shall not be amended, repealed or otherwise modified in any manner that would have an adverse effect on the rights thereunder of individuals who as of May 13, 1997 or at the Effective Time are directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

     The Merger Agreement also provides that the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each of its subsidiaries and each fiduciary and agent of each such director and officer (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts ("Losses") paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent of the Company or any of its subsidiaries, occurring before the Effective Time, until the expiration of the statute of limitations relating thereto (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under DGCL). Parent has agreed to guarantee the obligations of the Surviving Corporation and, following consummation of the Offer, of the Company, as described in this paragraph.

     The Merger Agreement provides that Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, use its reasonable efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this paragraph more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 200% of current annual premiums, the Surviving

Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 200% of current annual premiums.

        BEST EFFORTS. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, each of the parties will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable law and regulations to consummate and make effective in the most expeditious manner practicable, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

        REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains customary representations and warranties from the Company, Parent and the Purchaser.

        PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. The Merger Agreement provides that action by a majority of the members of the Board of Directors of the Company who were members thereof on the date of the Merger Agreement and remain as such thereafter or the duly authorized designee of such members and approval by a majority of Independent Directors is required for the Company to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement or extend the time for performance of the Purchaser's and Parent's respective obligations under the Merger Agreement.

     Employment Agreements. In connection with the execution of the Merger Agreement, Parent entered into five-year Employment Agreements with Anthony C. Rego and Charles A. Rini, Sr. Pursuant to the Employment Agreements, Mr. Rego will be the Vice Chairman of Parent and Chief Executive Officer of the Surviving Corporation and Mr. Rini will be the Executive Vice President of Parent and Chief Operating Officer of the Surviving Corporation. The Employment Agreements provide for payment to Messrs. Rego and Rini of a base salary at their current base salary rates with the Company. In addition, Messrs. Rego and Rini will be entitled to (1) an annual incentive bonus under the annual bonus program applicable to Parent's senior executive officers and (2) a long-term incentive bonus under Parent's Long-Term Incentive Plan ("LTIP") so that (a) during fiscal years 1998, 1999 and 2000 (i) in the event that the LTIP threshold has been met, they each will receive a bonus of $500,000, (ii) in the event that the LTIP target has been met, they each will receive a bonus of $1,500,000, and (iii) in the event that the LTIP maximum has been achieved, they each will receive a bonus of $3,000,000; and (b) during fiscal years 2001 and 2002, (i) in the event that the LTIP (or such successor long-term incentive plan for executives of Parent which is a successor of the LTIP) threshold has been met, they each will receive a bonus of $300,000, (ii) in the event that the LTIP (or successor plan) target has been met, they each will receive a bonus of $1,000,000, and (iii) in the event that the LTIP (or successor plan) maximum has been achieved, they each will receive a bonus of $2,000,000. Parent will also provide Messrs. Rego and Rini with certain life insurance and other standard fringe benefits. In the Employment Agreements Messrs. Rego and Rini have agreed not to compete with the Company during the term of the Employment Agreements and for a period of two years thereafter.

     Parent has agreed, pursuant to the terms of the Merger Agreement and a letter dated May 13, 1997 and delivered to each of Mr. Rego and Mr. Rini in connection with their execution of the Employment Agreements, to cause Messrs. Rego and Rini to be elected to the Board of Directors of Parent as of the Effective Time.

     The Stockholders Agreement. In connection with the execution of the Merger Agreement, Parent and the Selling Stockholders entered into the Stockholders Agreement pursuant to which each Selling Stockholder has agreed to tender in the Offer and not withdraw all Shares owned by such Selling Stockholder, subject to certain provisions of the Stockholders Agreement described below. As of May 14, 1997, the Selling Stockholders Shares represented in the aggregate 870,390 Shares, or approximately 12% of the outstanding Shares. The Selling Stockholders include Charles A. Rini, Sr., Anthony C. Rego and other members of the Rini and Rego families.

     Parent intends to circulate the Stockholders Agreement to all holders of Class B Shares for their execution and delivery. It is a condition to the Purchaser's obligation to purchase Shares pursuant to the Offer that holders of at least 80% of the Class B Shares execute and deliver the Stockholders Agreement. As of

May 14, 1997, holders of 506,198 Class B Shares, or approximately 57% of the outstanding Class B Shares, had executed and delivered the Stockholders Agreement. The provisions of the Stockholders Agreement described herein as applicable to the Selling Stockholders will also apply to all other holders of Class B Shares who execute the Stockholders Agreement.

     The Stockholders Agreement provides that no later than 15 business days after commencement of the Offer, each Selling Stockholder will tender to the Depositary (1) a letter of transmittal with respect to the Shares owned or held by such Selling Stockholder complying with the terms of this Offer to Purchase,
(2) the certificates representing the Shares and (3) all other documents or instruments required to be delivered pursuant to the terms of this Offer to Purchase and the related Letter of Transmittal. The Stockholders Agreement further provides that no Selling Stockholder will, subject to applicable law, withdraw the tender effected in accordance with the Stockholders Agreement.

     In addition, the Selling Stockholders have agreed in the Stockholders Agreement to vote all Shares and all Class B Shares beneficially owned by them
(1) in favor of approval and adoption of the Merger Agreement and all related matters, (2) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement and (3) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger. The Selling Stockholders also agreed, upon the request of Parent, to execute and deliver an agreement terminating an existing stockholders agreement among certain holders of Class B Shares immediately prior to (and subject to) the closing of the Offer or the Merger. In order to implement the agreement of the Selling Stockholders described in this paragraph, each Selling Stockholder appointed Parent the true and lawful attorney and proxy of such Selling Stockholder (1) to vote all Shares and Class B Shares beneficially owned by such Selling Stockholder and (2) to execute and deliver, in the name, place and stead of such Selling Stockholder, a written agreement terminating the existing stockholders agreement immediately prior to (and subject to) the closing of the Merger.

     Each of the Selling Stockholders has also agreed in the Stockholders Agreement that at any time prior to the Effective Time, no later than three business days following notice from Parent or the Purchaser, the Selling Stockholder shall tender to the Purchaser all Class B Shares beneficially owned by such Selling Stockholder for a price per share of $42.00 in cash.

     Each of the Selling Stockholders has agreed that, without the prior written consent of Parent, it will not (1) sell, transfer, assign, tender, pledge or otherwise dispose of or hypothecate any of its Shares or Class B Shares (except for such pledges in effect as of the date of the Stockholders Agreement); (2) grant any proxies, deposit any Shares or Class B Shares into a voting trust or enter into a voting agreement with respect to any Shares or Class B Shares as to any matter specified; (3) convert any of their Class B Shares into Shares or (4) take any action that would make any representation or warranty of the Selling Stockholders contained in the Stockholders Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Selling Stockholders from performing their obligations under the Stockholders Agreement; provided, however, that nothing in the Stockholders Agreement shall prevent the Selling Stockholders from converting their Class B Shares into Shares, pursuant to the terms of the Company Certificate, if 100% of the Class B Shares are so converted; provided further, that nothing in the Stockholders Agreement shall prevent the Selling Stockholders from tendering their Shares in the Offer. Any permitted transferee of Shares or Class B Shares held by any of the Selling Stockholders must become a party to the Stockholders Agreement and any purported transfer of Shares or Class B Shares held by any of the Selling Stockholders to a person or entity that has not become a party to the Stockholders Agreement shall be null and void.

     Each Selling Stockholder has agreed that such Selling Stockholder will not, and will cause its officers, directors, employees and agents not to, directly or indirectly, (1) take any action to solicit, initiate or encourage any Acquisition Proposal, or (2) engage in negotiations with, or disclose any nonpublic information relating to the Company or its subsidiaries, or afford access to their respective properties, books or records to, any person that may be considering making, or has made, an Acquisition Proposal (but nothing in this paragraph shall prohibit any such person, solely in his capacity as a director or officer of the Company, from taking any actions permitted or not prohibited by the Merger Agreement with respect to any Acquisition Proposal). The Selling Stockholders have also agreed, upon the request of Parent, to execute and deliver an agreement terminating the existing stockholders agreement among certain holders of Class B Shares immediately prior to (and subject to) the closing of the Offer or the Merger.

     The Stockholders Agreement will terminate upon the earlier to occur of (1) November 30, 1997, or (2) the Effective Time. Notwithstanding the foregoing, the Stockholders Agreement will terminate effective immediately upon the occurrence of (a) both of the following: (i) any termination of the Merger Agreement in accordance with its terms and (ii) payment to Parent of all amounts that may be owing in respect of such termination; or (b) any termination by the Company of the Merger Agreement in accordance with its terms solely because of a material breach by Parent or the Purchaser of their respective obligations thereunder; provided, however, that the Stockholders Agreement shall not terminate if Shares have been purchased pursuant to the Offer.

     Confidentiality Agreement. The Company and Parent signed a Confidentiality Agreement dated January 16, 1997, providing for each of them to keep confidential their discussions and negotiations regarding the Offer and the Merger and all information exchanged by them concerning the Company or Parent.

     Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. If the Merger is consummated, however, persons who hold Shares at that time would have the right to appraisal of their Shares in accordance with Section 262 of the DGCL (which is reproduced in full in Schedule II hereto). Such appraisal rights, if the statutory procedures are complied with, would result in a judicial determination of the "fair value" of the Shares owned by such holders. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the Merger and the market value of the Shares, including asset values, the investment value of the Shares and any other valuation considerations generally accepted in the investment community. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262 of the DGCL, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence of the foregoing, the fair value determined for Shares could be the same as or more or less than the value of the consideration per Share to be paid pursuant to the Offer or the Merger and payment of such consideration would take place subsequent to payment pursuant to the Offer.

     Several recent decisions by the Delaware courts have held that a substantial stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court indicated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that ordinarily the remedy available to stockholders in a merger that is found not to be "fair" to minority stockholders is the right to appraisal described above or a damages remedy based on essentially the same principles.

     No provision has been made by the Company, the Purchaser or Parent to allow access to the Company's files by unaffiliated stockholders or to obtain counsel or appraisal services at the expense of the Company, the Purchaser or Parent.

     FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

     Other Matters. Parent intends to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and to consider, subject to the terms of the Merger Agreement, what, if any, changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable. Such changes could include changes in the Company's business, corporate structure, capitalization, Board of Directors, management or dividend policy.

     Except as otherwise described in this Offer to Purchase, the Purchaser and Parent have no current plans or proposals that would relate to, or result in, any extraordinary corporate transaction involving the Company, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any change in the Company's capitalization or dividend policy or any other material change in the Company's business, corporate structure or personnel.

     Exhibits. Although the foregoing summary of the Merger Agreement, the Employment Agreements, the Stockholders Agreement and the Confidentiality Agreement includes all material terms of such agreements, other terms are contained in such agreements. Copies of the Merger Agreement, the Employment Agreements, the Stockholders Agreement and the Confidentiality Agreement have been filed as exhibits to the Schedule 14D-1 of which this Offer to Purchase is a part.

13. CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (1) the Minimum Tender Condition shall have been satisfied, (2) the holders of at least 80% of the issued and outstanding Class B Shares shall have executed and delivered the Stockholders Agreement not later than 5:00 p.m. Eastern Time, on June 4, 1997, and shall have fully performed their obligations thereunder, and (3) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to commence or continue the Offer or accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

          (1) there shall have been entered in any action or proceeding before any Governmental Entity, an injunction or order, (a) prohibiting or limiting the acquisition by Parent or the Purchaser of any Shares, (b) restraining or prohibiting or otherwise rendering unenforceable the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement, (c) prohibiting or limiting the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or compelling the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Merger or any of the other transactions contemplated by the Merger Agreement, (d) imposing limitations on the ability of Parent or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including, without limitation, the right to vote Shares purchased by the Purchaser on all matters properly presented to the stockholders of the Company; or (e) requiring the Company, Parent or the Purchaser to pay damages that reasonably can be foreseen, or are reasonably likely, to result in a material adverse effect on the business, assets, liabilities, results of operation or financial condition of the Company and its subsidiaries taken as a whole (a "Company Material Adverse Effect");

          (2) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction that is or could reasonably be likely to result, directly or indirectly, in any of the consequences referred to in clauses (a) through (e) of paragraph (1) above;

          (3) there shall have occurred any material adverse change, or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in a Company Material Adverse Effect;

          (4) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (b) any material adverse change in the financial markets, commodities markets or major stock exchange indices in the United States, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (d) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States;

          (5) (a) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal, (b) the Company shall have entered into any agreement (other than a confidentiality agreement or engagement letter with an investment bank) with respect to any Acquisition Proposal or (c) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

          (6) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made as of such time;

          (7) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement and such failure continues for five business days after receipt by the Company of notice from Parent specifying such failure;

          (8) the Merger Agreement shall have been terminated in accordance with its terms; or

          (9) the Purchaser, Parent and the Company (with the approval of a majority of its Independent Directors) shall have mutually agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the sole judgment of the Purchaser or Parent, in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of the Purchaser and Parent and may be asserted by the Purchaser or Parent regardless of the circumstances giving rise to such condition or may be waived by the Purchaser and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent, the Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14. CERTAIN LEGAL MATTERS

     Except as described in this Section 14, based on a review of publicly available filings made by the Company with the Commission and other information made available to Parent and the Purchaser concerning the Company and the review of certain information furnished by the Company to the Parent, neither the Purchaser nor Parent is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any Governmental Entity that would be required for the acquisition or ownership of Shares by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser and Parent currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws". While, except as otherwise expressly described in this Section 14, the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 13 for certain conditions to the Offer.

     State Takeover Laws. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

     Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directions has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company's By-Laws contain a provision opting out of Section
203. In addition, the Company's Board of Directors has approved the Merger Agreement, the Purchaser's acquisition of Shares pursuant to the Offer and the Stockholders Agreement. Therefore, Section 203 of DGCL is inapplicable to the Merger.

     The Ohio Control Bid Statute ("OCBS") purports to regulate certain attempts to purchase or offer to purchase any equity security of a company (1) which has its principal place of business or its principal executive office in Ohio or owns or controls assets located in Ohio that have a fair market value of at least $1,000,000 and (2) more than 10% of whose beneficial or record equity security holders are residents of Ohio or more than 10% of whose equity securities are owned beneficially or of record by residents of Ohio or more than 1,000 of whose beneficial or record equity security holders are resident in Ohio, where after the purchase of such security, the offeror would beneficially own more than 10% of any class of the issued and outstanding equity securities of the company (a "Control Bid"). The OCBS prohibits the making of a Control Bid until the offeror files with the Ohio Division of Securities a copy of its
Schedule 14D-1 and certain other information and materials. While reserving and not waiving its right to challenge the validity of the OCBS or its applicability to the Offer, the Purchaser is making such a filing with the Ohio Division of Securities in order to comply with the OCBS.

     Based on information supplied by the Company, the Purchaser does not believe that any other state takeover statutes purport to apply to the Offer or the Merger, and neither the Purchaser nor Parent has made any filings or taken any other action with respect to any other other state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. Parent made such filing on May 15, 1997. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Parent. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Merger would not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares and Class B Shares at the time of the Merger and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's proposed acquisition of the Company. At any time before or after the Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or the Company or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

     It is a condition to the obligation of the Purchaser to purchase Shares tendered in the Offer that any waiting period under the HSR Act shall have expired or been terminated. It is also a condition to the obligation of the Purchaser to purchase Shares tendered in the Offer that there not be entered in any action or proceeding before any Governmental Entity any injunction or order having the effect described in paragraph (1) of Section 13 hereof ("Certain Conditions of the Offer") and that there not be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction that has or could have the effect described in paragraph (2) of Section 13 hereof ("Certain Conditions of the Offer").

15. FEES AND EXPENSES

     Parker/Hunter Incorporated is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the Offer and the Merger. Parent has agreed to pay Parker/Hunter as compensation for all such services, including such services as Dealer Manager, a financial advisory retainer fee of $70,000 and $1,000,000 (inclusive of the retainer fee) upon consummation of the transaction. In the event Parent receives any termination fees as described in Section 12 hereof ("Purpose of the Offer; The Merger Agreement and the Stockholders Agreement--The Merger Agreement--Fees and Expenses"), Parent has agreed to pay Parker/Hunter 5% of any such fees received. In addition, Parent has agreed to reimburse Parker/Hunter for its out-of-pocket expenses, including travel costs, document production and other such expenses, including the fees and expenses of its counsel, in connection with the Offer and to indemnify Parker/Hunter and certain related persons against certain liabilities and expenses, including certain liabilities under the Federal securities laws.

     The Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent and ChaseMellon Shareholder Services, L.L.C. to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the Federal securities laws.

     Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks and trust companies will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

16. MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Neither the Purchaser nor Parent is aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. To the extent the Purchaser or Parent becomes aware of any state law that would limit the class of offerees in the Offer, the Purchaser will amend the Offer and, depending on the timing of such amendment, if any, will extend the Offer to provide adequate dissemination of such information to holders of Shares prior to the expiration of the Offer. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     The Purchaser and Parent have filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. In addition, the Company has filed with the Commission the Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in
Section 8 (except that they will not be available at the regional offices of the Commission).

                                                       TALON ACQUISITION COMPANY

May 20, 1997

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

     A. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name, principal business address, present principal occupation or employment, five-year employment history and certain other information concerning the directors and executive officers of Parent. Unless otherwise indicated, the business address of each individual listed below is 101 Kappa Drive, RIDC Park, Pittsburgh, Pennsylvania 15238, and the position listed is with Parent. Each person listed is a citizen of the United States of America.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
  NAME AND BUSINESS ADDRESS             MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
------------------------------   ------------------------------------------------------------
David S. Shapira..............   Chief Executive Officer of Parent since 1992 and Director
                                 since 1980. President of Parent from 1980 until 1992,
                                 Executive Vice President from 1978 to 1980 and Vice
                                 President of Store Operations from 1974 to 1978.
Gerald Chait..................   Director of Parent since 1988.
Charles C. Cohen..............   Director of Parent since September 1996. Partner in law firm
  Cohen & Grigsby, P.C.          of Cohen & Grigsby, P.C.
  2900 CNG Tower
  625 Liberty Avenue
  Pittsburgh, PA 15222
Edward Moravitz...............   Director of Parent since 1995. Employee of Parent since
                                 1969.
Charles W. Porter.............   Director of Parent since 1994. Employee of Parent since
                                 1978.
Farrell Rubenstein............   Director of Parent since September 1996. Financial and
  2500 One PPG Place             business consultant serving on a number of corporate boards.
  Pittsburgh, PA 15222           Immediate Past Chairman of the Board of Trustees of the
                                 University of Pittsburgh. Partner at Deloitte & Touche,
                                 retiring in 1990 as National Director of Tax.
Norman Weizenbaum.............   Director of Parent since 1972. Vice President of Parent from
                                 1972 to 1986.
Raymond J. Burgo..............   President and Chief Operating Officer of Parent since 1992.
                                 Executive Vice President from 1991 to 1992, Senior Vice
                                 President- Corporate Administration from 1986 to 1991 and
                                 Vice President from 1980 to 1986.
Maureen Ausura................   Senior Vice President of Human Resources of Parent since May
                                 1996. Employee of Campbell Soup Company from 1984 to 1996 in several human resource capacities, domestic and
                                 international; last position held Vice President, Human
                                 Resources.
Joseph R. Faccenda............   Senior Vice President of Merchandising of Parent since
                                 December 1986. Vice President of Merchandising from 1978 to
                                 1986.
Jack Flanagan.................   Senior Vice President of Retail Operations of Parent since
                                 November 1994. Employee of Price/Costco from 1990 to 1994 as
                                 Assistant to the President.
John Lucot....................   Senior Vice President of Retail Development of Parent since
                                 1992. Vice President of Retail Development from 1989 to 1992 and Director of Retail Development from 1987 to 1989.
Mark J. Minnaugh, CPA.........   Secretary of Parent since 1993, Senior Vice President and
                                 Treasurer since 1992, and Chief Financial Officer since
                                 1991. Corporate Controller from 1989 to 1991.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
  NAME AND BUSINESS ADDRESS             MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
------------------------------   ------------------------------------------------------------
Richard H. Nimtz..............   Senior Vice President of Parent since 1981 and President of
                                 Kappa Properties Co. since 1992.
Raymond Smaltz................   Vice President Grocery Buying and Merchandising of Parent
                                 since 1990. Employee of Parent since 1964.
John Tedesco..................   Vice President Drug Store Merchandising of Parent since
                                 1994. Vice President of Administrative Services from 1990 to
                                 July 1994. Employee of Parent since 1970.
Gene Tommasi..................   Vice President Store Planning and Development of Parent
                                 since September 1996. Employee of Parent since August 1992, initially as Director of Distribution and Logistics and then as Director of Retail Support. Previously Vice President,
                                 Distribution for the Peter J. Schmitt Company.
M. Michele Sponholz...........   Vice President Real Estate of Parent since November 1995.
                                 Regional Real Estate Manager of McDonald's Corporation prior to 1995.
Russell Ross..................   Vice President IS of Parent since November 1995. Employee of
                                 Parent since 1990.
Larry Baldauf.................   Vice President Distribution of Parent since 1989. Employee of Parent since 1979.

     B. DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER. The following table sets forth the name, principal business address, present principal occupation or employment, five-year employment history and certain other information concerning the directors and executive officers of the Purchaser. Unless otherwise indicated, the business address of each individual listed below is 101 Kappa Drive, RIDC Park, Pittsburgh, Pennsylvania 15238, and the position listed is with the Purchaser. Each person listed is a citizen of the United States of America.

                                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
  NAME AND BUSINESS ADDRESS             MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
------------------------------   ------------------------------------------------------------
David S. Shapira..............   Director, Chairman and Chief Executive Officer. Chief
                                 Executive Officer of Parent since 1992 and Director of
                                 Parent since 1980. President of Parent from 1980 until 1992,
                                 Executive Vice President of Parent from 1978 to 1980 and
                                 Vice President of Store Operations of Parent from 1974 to
                                 1978.
Raymond J. Burgo..............   Director and President. President and Chief Operating
                                 Officer of Parent since 1992. Executive Vice President of
                                 Parent from 1991 to 1992, Senior Vice President--Corporate
                                 Administration of Parent from 1986 to 1991 and Vice
                                 President of Parent from 1980 to 1986.
Mark J. Minnaugh, CPA.........   Director, Senior Vice President and Chief Financial Officer.
                                 Secretary of Parent since 1993, Senior Vice President and
                                 Treasurer of Parent since 1992, and Chief Financial Officer of Parent since 1991. Corporate Controller of Parent from
                                 1989 to 1991.

                                                                     SCHEDULE II

     The following is reproduced from Section 262 of the Delaware General Corporation Law.

     SECTION 262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to subsection (g) of sec. 251), 252, 254, 257, 258, 263 or 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation of any stockholder who has complied with subsections 9(a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in such a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have been become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrower money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertified stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be changed pro rata against the value of all of the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceedings in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                    By Hand
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                                  120 Broadway
                                   13th Floor
                               New York, NY 10271
                              By Overnight Courier
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                               85 Challenger Road
                              Mail Drop -- Reorg.
                           Ridgefield Park, NJ 07660
                                    By Mail
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                                 P.O. Box 3301
                           South Hackensack, NJ 07606

                      Facsimile for Eligible Institutions:
                                 (201) 329-8936

                              To confirm fax only:
                                 (201) 296-4860

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                              D.F. KING & CO., INC
                                77 Water Street
                               New York, NY 10005
                                 (800) 714-3311

                      The Dealer Manager for the Offer is:

                                 PARKER/HUNTER
                                  INCORPORATED

                                600 Grant Street
                              Pittsburgh, PA 15219
                                 (412) 562-8000

                                                                  EXHIBIT (a)(2)
                             LETTER OF TRANSMITTAL
                    TO TENDER SHARES OF CLASS A COMMON STOCK
                                       OF

                               RISER FOODS, INC.
              PURSUANT TO THE OFFER TO PURCHASE DATED MAY 20, 1997
                                       BY

                           TALON ACQUISITION COMPANY
                          A WHOLLY OWNED SUBSIDIARY OF

                               GIANT EAGLE, INC.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 17, 1997, UNLESS EXTENDED.

                        THE DEPOSITARY FOR THE OFFER IS:
                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                    By Hand
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                            120 Broadway-13th Floor
                               New York, NY 10271
                              By Overnight Courier
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                               85 Challenger Road
                              Mail Drop -- Reorg.
                           Ridgefield Park, NJ 07660
                                    By Mail
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                                 P.O. Box 3301
                           South Hackensack, NJ 07606

                      Facsimile for Eligible Institutions:
                                 (201) 329-8936
                              To confirm fax only:
                                 (201) 296-4860

     DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER, OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     THE INSTRUCTIONS SET FORTH IN THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

     This Letter of Transmittal is to be used either if certificates are to be forwarded herewith or if delivery of Shares (as defined below) is to be made by book-entry transfer to an account maintained by the Depositary at The Depository Trust Company or the Philadelphia Depository Trust Company (each, a "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 2 of the Offer to Purchase. Stockholders who deliver Shares by book-entry transfer are referred to herein as "Book-Entry Stockholders" and other stockholders who deliver Shares are referred to herein as "Certificate Stockholders". Stockholders whose certificates for Shares are not immediately available or who cannot deliver either the certificates for, or a Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) with respect to, their Shares and all other documents required hereby to the Depositary prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase) must tender their Shares in accordance with the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase. See Instruction 2.

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER
    MADE TO AN ACCOUNT MAINTAINED BY THE DEPOSITARY WITH A BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN A BOOK-ENTRY TRANSFER FACILITY MAY DELIVER SHARES BY BOOK-ENTRY TRANSFER):

Name of Tendering Institution

Check Box of Book-Entry Transfer Facility:

[ ] The Depository Trust Company

[ ] Philadelphia Depository Trust Company

Account Number

Transaction Code Number

[ ] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF
    GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE
    FOLLOWING:

Name(s) of Registered Owner(s)

Date of Execution of
Notice of Guaranteed Delivery

Name of Institution
that Guaranteed Delivery

If delivered by Book-Entry Transfer check box of Book-Entry Transfer Facility:

[ ] The Depository Trust Company

[ ] Philadelphia Depository Trust Company

Account Number

Transaction Code Number
--------------------------------------------------------------------------------

                         DESCRIPTION OF SHARES TENDERED

-------------------------------------------------------------------------------------------------------
          NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S)                    SHARES TENDERED
    (PLEASE FILL-IN, IF BLANK, EXACTLY AS NAME(S) APPEAR(S) ON      (ATTACH ADDITIONAL SIGNED LIST, IF
                           CERTIFICATE(S))                                      NECESSARY)
-------------------------------------------------------------------------------------------------------
                                                                               TOTAL NUMBER
                                                                                OF SHARES
                                                                               REPRESENTED  NUMBER OF
                                                                   CERTIFICATE      BY        SHARES
                                                                   NUMBER(S)(1) CERTIFICATE(S)(1) TENDERED(2)
                                                                   ------------------------------------

                                                                   ------------------------------------

                                                                   ------------------------------------

                                                                   ------------------------------------

                                                                   ------------------------------------

                                                                   ------------------------------------

                                                                   TOTAL
                                                                   SHARES:
-------------------------------------------------------------------------------------------------------
 (1) Need not be completed by Book-Entry Stockholders.
 (2) Unless otherwise indicated, it will be assumed that all Shares described above are being tendered.
     See Instruction 4.

--------------------------------------------------------------------------------

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW
              PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The undersigned hereby tenders to Talon Acquisition Company, a Delaware corporation (the "Purchaser"), the above described shares of Class A common stock, par value $.01 per share (the "Shares"), of Riser Foods, Inc., a Delaware corporation (the "Company"), pursuant to the Purchaser's offer to purchase all outstanding Shares at the price set forth in the Offer to Purchase dated May 20, 1997 (the "Offer to Purchase"), net to the seller in cash, in accordance with the terms and conditions of the Offer to Purchase and this Letter of Transmittal (which, together with any amendments or supplements thereto or hereto, collectively constitute the "Offer"), receipt of which is hereby acknowledged.

     Upon the terms of the Offer, subject to, and effective upon, acceptance for payment of, and payment for, the Shares tendered herewith in accordance with the terms of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Purchaser all right, title and interest in and to all the Shares that are being tendered hereby (and any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after May 13, 1997) and irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and any such other Shares or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver certificates for such Shares (and any such other Shares or securities or rights) or transfer ownership of such Shares (and any such other Shares or securities or rights) on the account books maintained by a Book-Entry Transfer Facility together, in any such case, with all accompanying evidences of transfer and authenticity to, or upon the order of, the Purchaser, (b) present such Shares (and any such other Shares or securities or rights) for transfer on the Company's books and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any such other Shares or securities or rights), all in accordance with the terms of the Offer.

     The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all Shares or other securities or rights issued or issuable in respect of such Shares on or after May 13, 1997), and, when the same are accepted for payment by the Purchaser, the Purchaser will acquire good title thereto, free and clear of all liens, restrictions, claims and encumbrances. The undersigned will, upon request, execute any additional documents deemed by the Depositary or the Purchaser to be necessary or desirable to complete the sale, assignment and transfer of the tendered Shares (and any such other Shares or other securities or rights).

     All authority conferred or agreed to be conferred pursuant to this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

     The undersigned hereby irrevocably appoints David S. Shapira, Mark J. Minnaugh and Raymond J. Burgo, and each of them, and any other designees of the Purchaser, the attorneys-in-fact and proxies of the undersigned, each with full power of substitution, to vote at any annual, special or adjourned meeting of the Company's stockholders or otherwise in such manner as each such attorney and proxy or his substitute shall in his sole discretion deem proper with respect to, to execute any written consent concerning any matter as each such attorney and proxy or his substitute shall in his sole discretion deem proper with respect to, and to otherwise act as each such attorney and proxy or his substitute shall in his sole discretion deem proper with respect to, all the Shares tendered hereby that have been accepted for payment by the Purchaser prior to the time any such action is taken and with respect to which the undersigned is entitled to vote (and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after May 13, 1997). This appointment is effective when, and only to the extent that, the Purchaser accepts for payment such Shares as provided in the Offer to Purchase. This power of attorney and proxy are irrevocable and are granted in consideration of the acceptance for payment of such Shares in accordance with the terms of the Offer. Such acceptance for payment shall, without further action, revoke all prior powers of attorney and proxies appointed by the undersigned at any time with respect to such Shares (and any such other Shares or securities or rights) and no subsequent powers of attorney or proxies will be appointed by the undersigned, or be effective, with respect thereto.

     The undersigned understands that the valid tender of Shares pursuant to any one of the procedures described in Section 2 of the Offer to Purchase and in the Instructions hereto will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer.

     Unless otherwise indicated herein under "Special Payment Instructions", please issue the check for the purchase price and/or return any certificates for Shares not tendered or accepted for payment in the name(s) of the registered holder(s) appearing under "Description of Shares Tendered". Similarly, unless otherwise indicated under "Special Delivery Instructions", please mail the check for the purchase price and/or return any certificates for Shares not tendered or accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered". In the event that both the Special Delivery Instructions and the Special Payment Instructions are completed, please issue the check for the purchase price and/or return any certificates for Shares not tendered or accepted for payment (and any accompanying documents, as appropriate) in the name of, and deliver such check and/or return such certificates (and any accompanying documents, as appropriate) to the person or persons so indicated. Unless otherwise indicated herein under "Special Payment Instructions", in the case of a book-entry delivery of Shares, please credit the account maintained at the Book-Entry Transfer Facility indicated above with any Shares not accepted for payment. The undersigned recognizes that the Purchaser has no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof if the Purchaser does not accept for payment any of the Shares so tendered.

                          SPECIAL PAYMENT INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

    To be completed ONLY if certificates for Shares not tendered or not accepted for payment and/or the check for the purchase price of Shares accepted for payment are to be issued in the name of someone other than the undersigned, of if Shares delivered by book-entry transfer that are not accepted for payment are to be returned by credit to an account maintained at a Book-Entry Transfer Facility other than the account indicated above.

Issue check and/or certificate(s) to:

Name
                                    (PLEASE PRINT)
Address

                                                              (INCLUDE ZIP CODE)

              (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER)

[ ] Credit unpurchased Shares delivered by book-entry transfer to the Book-Entry
    Transfer Facility account set forth below.

Check appropriate box:

[ ] The Depository Trust Company
[ ] Philadelphia Depository Trust Company

                 ----------------------------------------------
                                (Account Number)

                         SPECIAL DELIVERY INSTRUCTIONS
                        (SEE INSTRUCTIONS 1, 5, 6 AND 7)

    To be completed ONLY if certificates for Shares not tendered or not accepted for payment and/or the check for the purchase price of Shares accepted for payment are to be sent to someone other than the undersigned or to the undersigned at an address other than that indicated above.

Mail check and/or certificate(s) to:

Name
                                    (PLEASE PRINT)

Address

                                                              (INCLUDE ZIP CODE)

                                   SIGN HERE

                   (ALSO COMPLETE SUBSTITUTE FORM W-9 BELOW)

                       (SIGNATURE(S) OF STOCKHOLDER(S) )
Dated: ______________________________ , 1997

(Must be signed by registered holder(s) as name(s) appear(s) on the certificate(s) for the Shares or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, please provide the following information and see Instruction 5.)

Name(s)
                                    (PLEASE PRINT)

Capacity (Full Title)

Address

                                                              (INCLUDE ZIP CODE)

Area Code and Telephone No.

Taxpayer Identification or Social Security No.

                           GUARANTEE OF SIGNATURE(S)
                    (IF REQUIRED--SEE INSTRUCTIONS 1 AND 5)

Authorized Signature

Name
                                 (PLEASE PRINT)

Name of Firm

Address

                                                              (INCLUDE ZIP CODE)

Area Code and Telephone No.

Dated: ______________________________ , 1997

                                  INSTRUCTIONS
             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

     1. GUARANTEE OF SIGNATURE. No signature guarantee is required on this Letter of Transmittal (a) if this Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) of Shares tendered herewith, unless such holder(s) has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the reverse hereof, or (b) if such Shares are tendered for the account of a firm that is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States or by any other "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each, an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

     2. REQUIREMENTS OF TENDER. This Letter of Transmittal is to be completed by stockholders either if certificates are to be forwarded herewith or if delivery of Shares is to be made pursuant to the procedures for book-entry transfer set forth in Section 2 of the Offer to Purchase. For a stockholder validly to tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth herein prior to the Expiration Date and either (i) certificates for tendered Shares must be received by the Depositary at one of such addresses prior to the Expiration Date or (ii) Shares must be delivered pursuant to the procedures for book-entry transfer set forth herein and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below and in Section 2 of the Offer to Purchase.

     Stockholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary or complete the procedures for book-entry transfer prior to the Expiration Date may tender their Shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase.

     Pursuant to such procedures, (a) such tender must be made by or through an Eligible Institution, (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser must be received by the Depositary prior to the Expiration Date and (c) the certificates for all physically delivered Shares or a Book-Entry Confirmation with respect to all tendered Shares, as well as a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other documents required by this Letter of Transmittal, must be received by the Depositary within three trading days of the American Stock Exchange after the date of execution of the Notice of Guaranteed Delivery.

     THE METHOD OF DELIVERY OF SHARES, THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased. All tendering stockholders, by execution of this Letter of Transmittal (or facsimile thereof), waive any right to receive any notice of the acceptance of their Shares for payment.

     3. INADEQUATE SPACE. If the space provided herein is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate schedule attached hereto.

     4. PARTIAL TENDERS (APPLICABLE TO CERTIFICATE STOCKHOLDERS ONLY). If fewer than all the Shares evidenced by any certificate submitted are to be tendered, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered". In any such case, new certificate(s) for the remainder of the Shares that were evidenced by the old certificate(s) will be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Transmittal, as soon as practicable after the expiration of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

     5. SIGNATURES ON LETTERS OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder of the Shares tendered hereby, the signature must correspond with the name as written on the face of the certificate(s) without any change whatsoever.

     If any of the Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

     If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

     If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Purchaser of their authority so to act must be submitted.

     When this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made to or certificates for Shares not tendered or accepted for payment are to be issued to a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     If this Letter of Transmittal is signed by a person other than the registered holder(s) of certificates listed, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     6. STOCK TRANSFER TAXES. The Purchaser will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Shares not tendered or accepted for payment are to be registered in the name of, any persons other than the registered holder(s), or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

     EXCEPT AS PROVIDED IN THIS INSTRUCTION 6, IT WILL NOT BE NECESSARY FOR TRANSFER TAX STAMPS TO BE AFFIXED TO THE CERTIFICATES LISTED IN THIS LETTER OF TRANSMITTAL.

     7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check is to be issued in the name of, and/or certificates for Shares not tendered or not accepted for payment are to be returned to, a person other than the signer of this Letter of Transmittal or if a check is to be sent and/or such certificates are to be returned to a person other than the signer of this Letter of Transmittal or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Any stockholder(s) delivering Shares by book-entry transfer may request that Shares not accepted for payment be credited to such account maintained at a Book-Entry Transfer Facility as such stockholder(s) may designate.

     8. WAIVER OF CONDITIONS. Subject to the terms of the Offer, the Purchaser reserves the absolute right in its sole discretion to waive any of the specified conditions of the Offer, in whole or in part, in the case of any Shares tendered.

     9. 31% BACKUP WITHHOLDING. Under U.S. Federal income tax law, a stockholder whose tendered Shares are accepted for payment is required to provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") on Substitute Form W-9 below. If the Depositary is not provided with the correct TIN, the Internal Revenue Service may subject the stockholder or other payee to a $50 penalty. In addition, payments that are made to such stockholder or other payee with respect to Shares purchased pursuant to the Offer may be subject to 31% backup withholding.

     Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the stockholder must submit a Form W-8, signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 can be obtained from the Depositary. See the enclosed

"Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for more instructions.

     If backup withholding applies, the Depositary is required to withhold 31% of any such payments made to the stockholder or other payee. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld, provided that the required information is given to the Internal Revenue Service. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

     The box in Part 3 of the Substitute Form W-9 may be checked if the tendering stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the stockholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that the box in Part 3 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold 31% on all payments made prior to the time a properly certified TIN is provided to the Depositary. However, such amounts will be refunded to such stockholder if a TIN is provided to the Depositary within 60 days.

     The stockholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the record owner of the Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.

     10. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 should be directed to the Information Agent at its addresses set forth below. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager.

     IMPORTANT: THIS LETTER OF TRANSMITTAL OR A FACSIMILE COPY THEREOF (TOGETHER WITH CERTIFICATES FOR, OR A BOOK-ENTRY CONFIRMATION WITH RESPECT TO, TENDERED SHARES WITH ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY, OR THE NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY, PRIOR TO THE EXPIRATION DATE.

                                 PAYER'S NAME:

--------------------------------------------------------------------------------
 SUBSTITUTE                     PART 1: PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND
 FORM W-9                       CERTIFY BY SIGNING AND DATING BELOW.                       ------------------------
                                                                                            Social Security Number
                                                                                                 OR Employer
                                                                                            Identification Number
                               ------------------------------------------------------------------------------------
 DEPARTMENT OF THE              PART 2--CERTIFICATES--Under the penalties of perjury, I certify that:
 TREASURY INTERNAL
 REVENUE SERVICE                (1) the number shown on this Form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued for me) and
 PAYER'S REQUEST FOR
 TAXPAYER IDENTIFICATION        (2) I am not subject to backup withholding because (a) I am exempt from backup
 NUMBER ("TIN")                 withholding, or (b) I have not been notified by the Internal Revenue Service (the
                                "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.
                                CERTIFICATION INSTRUCTIONS--You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out such item (2).
                                PART 3--AWAITING TIN  [ ]
                                SIGNATURE
                                SIGNATURE
                                (If joint account, both must sign)
                                DATE
                                NAME
                                (Please Print)
                                ADDRESS
                                (Include Zip Code)
------------------------------------------------------------------------------------------------------------------

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING
      OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

       YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all reportable payments made to me will be withheld, but that such amounts will be refunded to me if I then provide a Taxpayer Identification Number within sixty days.

Signature ____  Date

     Questions and requests for assistance or additional copies of the Offer to Purchase, any supplements thereto, this Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                              D.F. KING & CO., INC
                                77 WATER STREET
                               NEW YORK, NY 10005
                                 (800) 714-3311

                      THE DEALER MANAGER FOR THE OFFER IS:
                                 PARKER/HUNTER
                                  INCORPORATED
                                600 GRANT STREET
                              PITTSBURGH, PA 15219
                                 (412) 562-8000

                                                                  EXHIBIT (a)(3)

                         NOTICE OF GUARANTEED DELIVERY
                                      FOR

                    TENDER OF SHARES OF CLASS A COMMON STOCK
                                       OF

                               RISER FOODS, INC.
                                       TO

                           TALON ACQUISITION COMPANY
                          A WHOLLY OWNED SUBSIDIARY OF

                               GIANT EAGLE, INC.

                   (Not to be Used for Signature Guarantees)

     As set forth in Section 2 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to accept the Offer (as defined below) if certificates representing shares of Class A common stock, par value $.01 per share (the "Shares"), of Riser Foods, Inc., a Delaware corporation (the "Company"), are not immediately available or if the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase). Such form may be delivered by hand or transmitted by telegram or facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution (as defined in Section 2 of the Offer to Purchase). See Section 2 of the Offer to Purchase.

                        THE DEPOSITARY FOR THE OFFER IS:

                    CHASEMELLON SHAREHOLDER SERVICES, L.L.C.

                                    By Hand
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                            120 Broadway-13th Floor
                               New York, NY 10271
                              By Overnight Courier
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                               85 Challenger Road
                              Mail Stop -- Reorg.
                           Ridgefield Park, NJ 07660
                                    By Mail
                    ChaseMellon Shareholder Services, L.L.C.
                           Reorganization Department
                                 P.O. Box 3301
                           South Hackensack, NJ 07606

                      Facsimile for Eligible Institutions:
                                 (201) 329-8936

                              To confirm fax only:
                                 (201) 296-4860

     DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER, OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

     This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

     The undersigned hereby tenders to Talon Acquisition Company, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Giant Eagle, Inc., a Pennsylvania corporation, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 20, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), receipt of which is hereby acknowledged, Shares pursuant to the guaranteed delivery procedures set forth in Section 2 of the Offer to Purchase.

Number of Shares:

Certificate Nos. (if available):

------------------------------------------------------

------------------------------------------------------

------------------------------------------------------
Name(s) of Record Holder(s):

------------------------------------------------------

------------------------------------------------------
(Please Print)

Address(es):

------------------------------------------------------
                                                                        Zip Code

Area Code and Tel. No.:

(Check one box if Shares will be tendered by book-entry transfer)

[       ] The Depository Trust Company

[       ] Philadelphia Depository Trust Company

Account Number:

Dated:
Signature(s):

------------------------------------------------------

                                   GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEE)

     The undersigned, a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution", as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, hereby guarantees to deliver to the Depositary either the certificates representing the Shares tendered hereby, in proper form for transfer, or a Book-Entry Confirmation (as defined in Section 2 of the Offer to Purchase) of a transfer of such Shares, in any such case together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, with any required signature guarantees, and any other documents required by the Letter of Transmittal within three trading days of the American Stock Exchange after the date hereof.

Name of Firm:

Address:

------------------------------------------------------
                                                                        Zip Code

Area Code and Tel. No.:
------------------------------------------------------
Authorized Signature

Title:

Dated:

NOTE: DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE. SHARE CERTIFICATES
      SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

                                                                  EXHIBIT (a)(4)

                           OFFER TO PURCHASE FOR CASH
                 ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK
                                       OF

                               RISER FOODS, INC.
                                       AT

                              $42.00 NET PER SHARE

                                       BY

                           TALON ACQUISITION COMPANY

                          A WHOLLY OWNED SUBSIDIARY OF
                               GIANT EAGLE, INC.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 17, 1997, UNLESS EXTENDED.

                                  May 20, 1997

To Brokers, Dealers, Banks, Trust Companies and Other Nominees:

     We have been appointed by Talon Acquisition Company, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Giant Eagle, Inc., a Pennsylvania corporation ("Parent"), to act as Dealer Manager in connection with the Purchaser's offer to purchase all outstanding shares of Class A common stock, par value $.01 per share (the "Shares"), of Riser Foods, Inc., a Delaware corporation (the "Company"), at $42.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 20, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

     Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. Enclosed herewith are copies of the following documents:

          1. Offer to Purchase;

          2. Letter of Transmittal to be used by stockholders of the Company accepting the Offer;

          3. The Letter to Stockholders of the Company from the Chairman of the Board and Chief Executive Officer of the Company accompanied by the Company's Solicitation/Recommendation Statement on Schedule 14D-9;

          4. A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining such client's instructions with regard to the Offer;

          5. Notice of Guaranteed Delivery;

          6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

          7. Return envelope addressed to the Depositary.

     WE URGE YOU TO CONTACT YOUR CLIENTS PROMPTLY. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JUNE 17, 1997, UNLESS EXTENDED.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least 80% of the outstanding Shares as determined immediately prior to the consummation of the Offer.

     The Board of Directors of the Company has, by unanimous vote, approved the Offer and the Merger (as defined below) and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and recommends that stockholders of the Company accept the Offer and tender their Shares.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 13, 1997 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, or, at the election of Parent, unless such election would have a material adverse effect on the financial interests of the Company and its stockholders, the Company will be merged with and into the Purchaser (in either case, the "Merger"). In the Merger, each outstanding Share (other than Shares held by the Company's treasury or by any subsidiary of the Company or owned by Parent, the Purchaser or any other subsidiary of Parent or held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $42.00 per Share, without interest, as set forth in the Merger Agreement and described in the Offer to Purchase.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or timely Book-Entry Confirmation of a transfer of such Shares as described in Section 2 of the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

     Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your customers.

     Questions and requests for additional copies of the enclosed material may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

                                                    Very truly yours,
                                                      PARKER/HUNTER
                                                       INCORPORATED

     NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, PARENT, THE DEPOSITARY, THE INFORMATION AGENT OR THE DEALER MANAGER OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

                                                                  EXHIBIT (a)(5)

                           OFFER TO PURCHASE FOR CASH
                 ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK
                                       OF

                               RISER FOODS, INC.
                                       AT

                              $42.00 NET PER SHARE

                                       BY

                           TALON ACQUISITION COMPANY

                          A WHOLLY OWNED SUBSIDIARY OF
                               GIANT EAGLE, INC.

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY,
                        JUNE 17, 1997, UNLESS EXTENDED.

                                  May 20, 1997

To Our Clients:

     Enclosed for your consideration is an Offer to Purchase dated May 20, 1997 (the "Offer to Purchase"), and a related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") relating to an offer by Talon Acquisition Company, a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Giant Eagle, Inc., a Pennsylvania corporation ("Parent"), to purchase all outstanding shares of Class A common stock, par value $.01 per share (the "Shares"), of Riser Foods, Inc., a Delaware corporation (the "Company"), at $42.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer. Also enclosed is the Letter to Stockholders of the Company from the Chairman of the Board and Chief Executive Officer of the Company accompanied by the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

     WE ARE THE HOLDER OF RECORD OF SHARES HELD BY US FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

     We request instructions as to whether you wish to tender any of or all the Shares held by us for your account, pursuant to the terms and conditions set forth in the Offer.

     Your attention is invited to the following:

          1. The tender price is $42.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer.

          2. The Board of Directors of the Company has, by unanimous vote, approved the Offer and the Merger (as defined below) and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company and recommends that the stockholders of the Company accept the Offer and tender their Shares.

          3. The Offer is being made for all outstanding Shares.

          4. The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 13, 1997 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, or, at the election of Parent, unless such election would have a material adverse effect on the financial interests of the Company and its stockholders, the Company will be merged with and into the Purchaser (in either case, the "Merger"). In the Merger, each outstanding Share (other than Shares held by the Company's treasury or by any subsidiary of the Company or owned by Parent, the Purchaser or any other subsidiary of Parent or held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $42.00 per Share, without interest, as set forth in the Merger Agreement and described in the Offer to Purchase.

          5. The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least 80% of the outstanding Shares as determined immediately prior to the consummation of the Offer.

          6. The Offer and withdrawal rights will expire at 12:00 Midnight, New York City time, on Tuesday, June 17, 1997, unless the Offer is extended by the Purchaser. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or timely Book-Entry Confirmation of a transfer of such Shares as described in Section 2 of the Offer to Purchase), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

          7. The Purchaser will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the instruction form set forth below. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified below. Your instructions to us should be forwarded promptly to permit us to submit a tender on your behalf prior to the expiration of the Offer.

     The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

  INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH ALL OUTSTANDING
                             SHARES OF COMMON STOCK

                                       OF

                                RISER FOODS INC.
                                       BY

                           TALON ACQUISITION COMPANY

     The undersigned acknowledges receipt of your letter enclosing the Offer to Purchase dated May 20, 1997, of Talon Acquisition Company, a Delaware corporation and wholly owned subsidiary of Giant Eagle, Inc., a Pennsylvania corporation, and the related Letter of Transmittal, relating to shares of Common Stock, par value $.01 per share, of Riser Foods, Inc., a Delaware corporation.

     This will instruct you to tender the number of Shares indicated below held by you for the account of the undersigned on the terms and conditions set forth in such Offer to Purchase and the related Letter of Transmittal.

Dated:
------------------------------------------ 1997

                                Number of Shares
                                to be Tendered*

                           ------------------ Shares
------------------------------------------------------

------------------------------------------------------
                                  Signature(s)

------------------------------------------------------

------------------------------------------------------
                              Please print name(s)

Address
---------------------------------------------

------------------------------------------------------
                               (Include Zip Code)

Area Code and Telephone No.

------------------------------------------------------

Taxpayer Identification or Social Security No.

------------------------------------------------------

---------
* Unless otherwise indicated, it will be assumed that all your Shares are to be tendered.

                                                                  Exhibit (a)(6)

                    GUIDELINES FOR CERTIFICATION OF TAXPAYER
                  IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER.--Social Security Numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer Identification Numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

------------------------------------------------------
                                GIVE THE
    FOR THIS TYPE OF ACCOUNT:   SOCIAL SECURITY
                                NUMBER OF--
------------------------------------------------------
  1.  An individual's account   The individual
  2.  Two or more individuals   The actual owner of the
      (joint account)           account or, if combined
                                funds, any one of the
                                individuals(1)
  3.  Custodian account of a    The minor(2)
      minor (Uniform Gift to
      Minors Act)
  4.  a. The usual revocable    The grantor-trustee(1)
         savings trust
         account (grantor is
         also trustee)
      b. So-called trust        The actual owner(1)
      account that is not a
         legal or valid trust
         under State law
  5.  Sole proprietorship       The owner(3)
      account
======================================================
                                GIVE THE EMPLOYER
    FOR THIS TYPE OF ACCOUNT:   IDENTIFICATION
                                NUMBER OF--
------------------------------------------------------
  6.  A valid trust, estate,    The legal entity (Do
      or pension trust          not furnish the
                                identifying number of
                                the personal
                                representative or
                                trustee unless the
                                legal entity itself is
                                not designated in the
                                account title.)(4)
  7.  Corporate account         The corporation
  8.  Religious, charitable,    The organization
      or educational
      organization account
  9.  Partnership               The partnership
 10.  Association, club, or     The organization
      other tax-exempt
      organization
 11.  A broker or registered    The broker or nominee
      nominee
 12.  Account with the          The public entity
      Department of
      Agriculture in the name
      of a public entity
      (such as a State or
      local government,
      school district, or
      prison) that receives
      agricultural program
      payments
------------------------------------------------------

(1) List first and circle the name of the person whose number you furnish.
(2) Circle the minor's name and furnish the minor's Social Security Number.
(3) Show the name of the owner. You may also enter your business name. You may use your Social Security Number or Employer Identification Number.
(4) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9
                                     PAGE 2

OBTAINING A NUMBER
If you don't have a Taxpayer Identification Number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING
Payees specifically exempted from backup withholding on ALL payments include the following:

 - A corporation.

 - A financial institution.

 - An organization exempt from tax under Section 501(a), or an individual retirement plan.

 - The United States or any agency or instrumentality thereof.

 - A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

 - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

 - An international organization or any agency, or instrumentality thereof.

 - A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

 - A real estate investment trust.

 - A common trust fund operated by a bank under Section 584(a).

 - An exempt charitable remainder trust, or a nonexempt trust described in
   Section 4947(a)(1).

 - An entity registered at all times under the Investment Company Act of 1940.

 - A foreign central bank of issue.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

 - Payments to nonresident aliens subject to withholding under Section 1441.

 - Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

 - Payments of patronage dividends where the amount received is not paid in money.

 - Payments made by certain foreign organizations.

Payments of interest not generally subject to backup withholding include the following:

 - Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

 - Payments of tax-exempt interest (including exempt-interest dividends under section 852).

 - Payments described in Section 6049(b)(5) to nonresident aliens.

 - Payments on tax-free covenant bonds under section 1451.

 - Payments made by certain foreign organizations.

EXEMPT PAYEES DESCRIBED ABOVE SHOULD FILE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045 and 6050A.

PRIVACY ACT NOTICE.--SECTION 6109 REQUIRES MOST RECIPIENTS OF DIVIDEND, INTEREST, OR OTHER PAYMENTS TO GIVE TAXPAYER IDENTIFICATION NUMBERS TO PAYERS WHO MUST REPORT THE PAYMENTS TO IRS. IRS USES THE NUMBERS FOR IDENTIFICATION PURPOSES. PAYERS MUST BE GIVEN THE NUMBERS WHETHER OR NOT RECIPIENTS ARE REQUIRED TO FILE TAX RETURNS. PAYERS MUST GENERALLY WITHHOLD 31% OF TAXABLE INTEREST, DIVIDEND, AND CERTAIN OTHER PAYMENTS TO A PAYEE WHO DOES NOT FURNISH A TAXPAYER IDENTIFICATION NUMBER TO A PAYER. CERTAIN PENALTIES MAY ALSO APPLY.

PENALTIES

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER.--IF YOU FAIL TO FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER TO A PAYER, YOU ARE SUBJECT TO A PENALTY OF $50 FOR EACH SUCH FAILURE UNLESS YOUR FAILURE IS DUE TO REASONABLE CAUSE AND NOT TO WILLFUL NEGLECT.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.--IF YOU MAKE A FALSE STATEMENT WITH NO REASONABLE BASIS WHICH RESULTS IN NO IMPOSITION OF BACKUP WITHHOLDING, YOU ARE SUBJECT TO A PENALTY OF $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION.--FALSIFYING CERTIFICATIONS OR AFFIRMATIONS MAY SUBJECT YOU TO CRIMINAL PENALTIES INCLUDING FINES AND/OR IMPRISONMENT.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                                                  Exhibit (a)(7)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated May 20,
 1997 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction, the securities laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                 ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK
                                       OF
                               RISER FOODS, INC.
                                       AT
                              $42.00 NET PER SHARE
                                       BY
                           TALON ACQUISITION COMPANY
                          A WHOLLY OWNED SUBSIDIARY OF
                               GIANT EAGLE, INC.

   Talon Acquisition Company, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Giant Eagle, Inc., a Pennsylvania corporation ("Parent"), is offering to purchase all outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of Riser Foods Inc., a Delaware corporation (the "Company"), at $42.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 20, 1997 and in the related Letter of Transmittal (which together constitute the "Offer").

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
                TIME, ON TUESDAY, JUNE 17, 1997 UNLESS EXTENDED.

   The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least 80% of the outstanding Shares as determined immediately prior to the consummation of the Offer.
   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 13, 1997 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"). On the effective date of the Merger, each outstanding Share (other than Shares held in the Company's treasury or by any subsidiary of the Company, or owned by Parent, the Purchaser or any other subsidiary of Parent or held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest. Parent has also entered into an agreement with certain holders of shares of Class B Common Stock, par value $.01 per share (the "Class B Shares"), of the Company and has circulated the agreement to all holders of Class B Shares (holders of Class B Shares being the "Selling Stockholders"), pursuant to which each Selling Stockholder has agreed (or, upon execution of the agreement, will agree), among other things, to tender in the Offer all the Shares owned by such Selling Stockholder. As of May 14, 1997, such Selling Stockholders' Shares represented in the aggregate, 870,390 Shares, or approximately 12% of the outstanding Shares.
   The Board of Directors of the Company has, by unanimous vote, approved the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and recommends that stockholders of the Company accept the Offer and tender their Shares.
   For purposes of the Offer, the Purchaser will be deemed to have accepted for payment and thereby purchase Shares properly tendered to the Purchaser and not withdrawn as, if, and when the Purchaser gives oral or written notice to ChaseMellon Shareholder Services, L.L.C. (the "Depositary") of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. In all other cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (b) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by the Purchaser on the purchase price of the Shares, regardless of any delay in making such payment. The term "Expiration Date" means 12:00 midnight, New York City time, on Tuesday, June 17, 1997 unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. The Purchaser expressly reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time or from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares, by giving oral or written notice of such extension to the Depositary. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares in the event that the Purchaser exercises its right to extend the period of time during which the Offer is open. There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any such extension will be followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of the tendering stockholder to withdraw such stockholder's Shares.
   Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 midnight, New York City time, on Tuesday, June 17, 1997, (or, if the Purchaser shall have extended the period of time during which the Offer is open, the latest time and date at which the Offer, as so extended by the Purchaser, shall expire) and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 18, 1997. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial number shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in
Section 2 of the Offer to Purchase at any time prior to the Expiration Date.
   The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of the Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholders' list or, if applicable, who are listed as participants in a clearing agency security position listing, for subsequent transmittal to beneficial owners of Shares.
   The information required to be disclosed by Rule 14(d)-6(e)(1)(vii) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
   THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
   Requests for copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Purchaser's expense.

           The Information Agent for the Offer is:                         The Dealer Manager for the Offer is:
                    D.F. KING & CO., INC.                                             PARKER/HUNTER
                       77 WATER STREET                                                 INCORPORATED
                      NEW YORK, NY 10005                                             600 GRANT STREET
                        (800) 714-3311                                        PITTSBURGH, PENNSYLVANIA 15219
                                                                                      (412) 562-8000

May 20, 1997

                                                                Exhibit (a)(8)


          [RISER FOODS INC. LETTERHEAD]                   NEWS RELEASE
          5300 Richmond Road
          Bedford Heights, Ohio 44146                                 EXHIBIT B
          (216) 292-7000

FOR IMMEDIATE RELEASE                             CONTACT:   Joseph Faccenda
                                                             Giant Eagle, Inc.
                                                             (412) 963-2510
                                                                 - or -
                                                             Ronald Ocasek
                                                             Riser Foods, Inc.
                                                             (216) 591-2830

                          CLEVELAND'S RISER FOODS AND
                     PITTSBURGH-BASED GIANT EAGLE TO MERGE


             COMBINED COMPANIES TO CONTINUE OPERATING AUTONOMOUSLY;
              MANAGEMENT TEAMS WILL MAINTAIN LOCAL BUSINESS FOCUS


        BEDFORD HEIGHTS, OHIO, May 14, 1997 -- Riser Foods, Inc. (AMEX:RSR) today announced that it has reached a definitive agreement to merge with Giant Eagle, Inc., a privately held, Pittsburgh-based retail supermarket chain and wholesale distributor.

        Giant Eagle will acquire all of Riser's outstanding Class A and Class B stock for $42 per share, for a total of $403 million, including the assumption of approximately $47 million of debt and the acquisition of existing options. The transaction will be financed under a firm commitment that Giant Eagle has received from a major U.S. Bank.

        Giant Eagle will shortly commence a tender offer to acquire all the outstanding shares of Riser's Class A stock and, following the closing of the tender offer, will acquire all outstanding Class B stock in a merger. The transaction is subject to required regulatory approvals and other customary terms and conditions, and the merger is also subject to shareholder approval.


                                     (more)

RISER FOODS AND GIANT EAGLE TO MERGE -- PAGE 2


        In connection with the merger agreement, certain Riser shareholders, who own approximately 13 percent of the Class A stock and approximately 57 percent of the Class B stock, have agreed not to transfer their shares except in accordance with the tender offer and have agreed to vote their shares in favor of the merger. Although there is no assurance that the transaction will be consummated, Giant Eagle and Riser expect that the tender offer will be closed in June 1997.

        The combined companies will have retail stores in Ohio, Pennsylvania and West Virginia, and wholesale operations in both Pennsylvania and Ohio. Combined sales are expected to be about $4 billion next year.

        "In the retail food industry's current era of consolidation, this merger of two successful and family-oriented companies with complementary geographic markets represents an excellent fit," said David S. Shapira, chairman and chief executive officer of Giant Eagle.

        Both Shapira and Anthony C. Rego, chairman and chief executive officer of Riser Foods, stressed that it would be business as usual for the companies' customers, associates and suppliers. In the future, they added, the combined companies will have even greater strength and flexibility in terms of purchasing power, economies of scale and the ability to continue their long traditions of community involvement.

        "This joining of two companies with similar management styles and a dedication to providing the highest customer service makes perfect strategic sense," Rego explained. "It is part of a continuing growth strategy to ensure that the new company has the best management and resources in place for the future, as well as providing our associates with enhanced career opportunities," he added.

        The executives noted that the combined strengths of the companies will allow them to be even more effective in serving their independently owned stores and wholesale customers with new technologies and growth opportunities.


                                     (more)

RISER FOODS AND GIANT EAGLE TO MERGE -- PAGE 3


        Shapira will continue to be chairman and chief executive officer of Giant Eagle. Rego has been named vice chairman of Giant Eagle, in addition to his role as chief executive officer of Riser Foods. Raymond J. Burgo, Giant Eagle's president and chief operating officer, will assume the same position with the new company. Charles A. Rini, Sr., president and chief operating officer of Riser Foods, will also remain in that position and has been named to the addition post of executive vice president of Giant Eagle. Furthermore, both Rego and Rini will serve on the Giant Eagle Board of Directors.

        These four executives will make up a newly formed executive committee, with overall management responsibility for the combined companies. "Both Ray Burgo and Chuck Rini, as well as Anthony Rego, will continued in their current offices, maintaining their focus on the Pennsylvania and Ohio markets, respectively," Shapira noted. "We will continue to operate these divisions autonomously, and we are committed to making sure management is able to concentrate on the local businesses day to day."

        Currently, Giant Eagle operates 56 company-owned stores and supplies 86 independently owned Giant Eagle stores. Riser Foods operates 36 company-owned stores under the Rini-Rego Stop-n-Shop banner, which are part of the 54-store Stop-n-Shop Supermarket Association. Riser also owns American Seaway Foods, which serves approximately 500 wholesale outlets, including many fine independent supermarkets and mass-merchandising retailers. In addition, Riser's Eagle Ice Cream operation manufactures private-label ice cream products.


                                      ###


Editor's Note:  An overview of both Giant Eagle and Riser Foods is attached.

                                COMPANY PROFILES
                                ----------------


GIANT EAGLE INCORPORATED
------------------------

Headquarters:                              Pittsburgh, Pa.

Year established:                          1931

Fiscal 1996 net sales:                     Approximately $2.3 billion

Number of employees:                       Approximately 12,700

Number of company-owned stores:            56

Number of total Giant Eagle stores,
including independently-owned:             142

Average core store size (1996):            55,000 sq. ft.

Wholesale supply to:                       246 outlets

Other operations:                          Butler Refrigerated Meats


RISER FOODS, INC.
-----------------

Headquarters:                              Bedford Heights, Ohio

Year established:                          1988

Fiscal 1996 net sales:                     $1.3 billion

Number of employees:                       Approximately 5,800

Number of company-owned
Stop-n-Shop stores:                        36

Number of total Stop-n-Shop stores,
including independently-owned:             54

Average core store size (3Q97):            50,900 sq. ft.

Wholesale supply to:                       500 outlets via American Seaway Foods

Other operations:                          Eagle Ice Cream

                                                                     EXHIBIT (b)

[LOGO]

                                        Mellon Bank, N.A.
                                        One Mellon Bank Center
                                        Pittsburgh, PA 15258-0001

CONFIDENTIAL

May 12, 1997

Giant Eagle, Inc.
101 Kappa Drive
RIDC Park
Pittsburgh, Pennsylvania 15238
Attn: Mr. Mark J. Minnaugh
Senior Vice President and Chief Financial Officer

  Re: Commitment Letter
      -----------------
Gentlemen:

Giant Eagle, Inc. ("Giant Eagle") has advised Mellon Bank, N.A. ("Mellon") that Giant Eagle proposes to acquire, for cash, all of the outstanding common shares of Riser Foods, Inc. ("Riser"). Giant Eagle has requested that Mellon extend, or arrange for the extension of, credit facilities of up to $475,000,000 in connection with such acquisition (the "Financing").

Mellon is pleased to advise Giant Eagle that, on the terms and subject to the conditions set forth or referred to in this letter and in the attached Summary of Terms and Conditions (which forms a part of this letter and is incorporated in this letter by reference), Mellon is willing to provide bank credit facilities (the "Facilities") for the full $475,000,000 amount of the Financing, with a view to syndication to other financial institutions reasonably satisfactory to Mellon and Giant Eagle.

Mellon will not be obligated to make any loan or extend credit under the Facilities unless and until all the conditions set forth, referred to or incorporated in this letter, and all other terms and conditions which may be required by Mellon have been satisfied. The Facilities will be made available pursuant to a Credit Agreement (the "Credit Agreement") and, as appropriate, related security agreements and other agreements and documents (collectively, the "Documentation") in form and substance satisfactory to Mellon, which Documentation will reflect the terms and conditions set

Giant Eagle, Inc.
May 12, 1997
Page 2

forth, referred to or incorporated in this letter (including those in the attached Summary of Terms and Conditions) and such additional representations, warranties, covenants and other terms and provisions as, in Mellon's opinion, are appropriate in transactions of this type.

Mellon shall be entitled to compensation as provided in the Term Sheet and in the Fee Letter date May 7, 1997 herewith from Mellon to Giant Eagle (which letter is incorporated herein by reference and which shall be deemed to refer to this commitment letter, rather than the commitment letter dated May 2, 1997, which this letter replaces.).

Whether or not the transactions contemplated hereby are closed, Giant Eagle agrees to pay Mellon the reasonable out-of-pocket costs and expenses of Mellon incurred in connection with the establishment of the Facilities, including but not limited to the reasonable fees and expenses of counsel for Mellon, reasonable and customary travel and syndication expenses and other expenses referred to in the Summary of Terms and Conditions. Giant Eagle agrees to indemnify and hold harmless Mellon and each director, officer, employee and agent thereof, and the other financial institutions which may participate or be offered to participate in this financing, and each affiliate and each director, officer, employee and agent thereof (collectively, the "Indemnified Parties" and, individually, an "Indemnified Party"), from and against any and all losses, claims, damages, expenses or liabilities to which any Indemnified Party may become subject, insofar as such losses, claims, damages, expenses or liabilities (or actions, suits or proceedings, including any inquiry or investigations or claims in respect thereof) arise out of, or in any way relate to, or result from a claim made by a Third Party (as hereinafter defined) in respect of, the transactions described in this letter or the financing contemplated hereby (whether or not any Indemnified Party is a party to any action or proceeding out of which any such losses, claims, damages, expenses or liabilities arise), and to reimburse each Indemnified Party, upon demand, for any reasonable legal or other expenses incurred by any Indemnified Party in or in connection with investigating, preparing to defend or defending any such claim, action or proceeding related to any such loss, claim, damage or liability, except that Giant Eagle shall not be obligated to indemnify, hold harmless or reimburse any Indemnified Party to the extent that any such losses, claims, damages, expenses or liabilities are determined in a final judgment by a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. The term "Third Party," as used in this letter, means any person, corporation or entity other than Giant Eagle.

Giant Eagle, Inc.
May 12, 1997
Page 3

As stated above, Mellon intends to syndicate a portion of the Facilities to lenders reasonably acceptable to Mellon and Giant Eagle. In accordance with normal practice relating to the syndication of facilities such as the Facilities, Giant Eagle agrees to provide Mellon with an information package containing relevant information about Giant Eagle, Riser and their businesses. Mellon will not be responsible or liable for any damages which may be alleged in connection with such information to the extent that such information is used or distributed in the form provided to Mellon or otherwise approved by Giant Eagle. Mellon is hereby expressly authorized to distribute such package in the form provided to it or otherwise approved by Giant Eagle (and any and all such other information and materials respecting Giant Eagle and their businesses as from time to time delivered to, received by or otherwise in the possession of Mellon) to any such prospective syndicate members and/or participants. Borrower agrees that it will, at its own expense, use all reasonable efforts to cooperate with such syndication effort, including but not limited to causing its appropriate officers, representatives and experts to meet with prospective syndicate members or participants from time to time as reasonably requested.

The commitment represented by this letter will terminate at 5:00 P.M. (local time in Pittsburgh, Pennsylvania) on May 13, 1997 unless Mellon has received Giant Eagle's written acceptance prior to that time. Upon such acceptance, this letter will replace and be deemed to amend and restate Mellon's prior commitment letter, dated May 2, 1997. If this letter is accepted on or before its expiration in accordance with the preceding sentence, the commitment will nonetheless terminate at 5:00 P.M. (local time in Pittsburgh, Pennsylvania) on June 30, 1997 unless definitive Documentation, satisfactory in form and substance to Mellon and Giant Eagle, shall have been entered into and the Facilities shall have closed on or prior to such time.

This letter may be executed by the parties hereto on one or more counterparts, each of which shall be an original and all of which together shall constitute but one and the same agreement.

Neither the contents nor existence of this letter may be disclosed verbally or in writing by Giant Eagle to any Third Party (excluding Giant Eagle's legal, accounting and financial advisors retained in connection herewith) unless and until this letter has been accepted by Giant Eagle. Mellon will not be responsible or liable to any person for any damages which may be alleged as a result of the existence of the letter or of the contents thereof.

Giant Eagle, Inc.
May 12, 1997
Page 4

If you are in agreement with the foregoing, please sign and return to Mellon at the address indicated above one enclosed copy of this letter. Upon receipt of copies hereof duly signed by Giant Eagle, Mellon's and Giant Eagle's undertakings hereunder shall become effective to the extent and in the manner provided herein.

We are pleased to have the opportunity to assist you in this financing and we very much look forward to working with you.

Very truly yours,

MELLON BANK, N.A.

By T. KENNEDY

   Assistant Vice President

The foregoing is hereby acknowledged, accepted and agreed to as of this 13th day of May, 1997.

GIANT EAGLE, INC.

By: MARK J. MINNAUGH

Title: Sr. VP-CFO & Treasurer

                        SUMMARY OF TERMS AND CONDITIONS
                                  MAY 12, 1997

1.  Borrower            Giant Eagle, Inc., a Pennsylvania corporation (the
                        "Borrower").

2.  Guarantors          Butler Refrigerated Meats, Inc., The Tamarkin Company,
                        Aetos Construction Company, Retail Promotions, Inc.,
                        Scriptnet, Inc., Good Nature Distributing Company,
                        Inc., Giant Eagle of Delaware, Inc., Eaglestone of
                        Delaware, Inc., Riser Foods Inc. ("Riser") and any other current or future active subsidiaries (the
                        "Guarantors").

3.  Lenders; Agent      The lenders (the "Lenders") under the proposed
                        revolving credit and term loan agreement (the "Credit
                        Agreement") shall initially be Mellon Bank, N.A.
                        ("Mellon") and thereafter Mellon Bank, N.A. and such other financial institutions as are acceptable to Mellon Bank, N.A. and the Borrower. Mellon Bank, N.A.
                        shall act as agent (the "Agent") for the Lenders.

4.  Facilities
                Types.  Revolving Credit and Term Loan.

               Amount: $475,000,000 in the aggregate (the 'Maximum Commitment Amount', consisting of a $250,000,000 Revolving Credit and a $225,000,000 Term Loan.

    Letters of Credit:  Draws under the Revolving Credit may take the form of requests for issuance of standby letters of credit, for the account of the Borrower, issued by Mellon or an affiliate of Mellon (in either case, the "Issuing Bank") selected by Mellon and acceptable to the Required Lenders (as defined in Appendix A). The aggregate amount of such letters of credit shall not exceed $30,000,000. Such letters of credit shall not expire later than 12 months after the date of original issuance (and in any event not later than the maturity date of the Credit Agreement), shall be denominated in Dollars, shall be payable only against sight drafts and shall be in a minimum stated amount of $250,000, unless otherwise agreed to by the Issuing Bank. Letters of Credit may be used to provide credit enhancement for workers' compensation obligations, contract performance guarantees, like bonding requirements in the ordinary course of the business of the Borrower and its Subsidiaries, and to provide credit support for Indebtedness or other financing arrangements. Each Lender participating in the Credit Agreement shall be deemed to have purchased from the Issuing Bank a ratable participation in each such letter of credit. Drawings on each such letter of credit shall be due and payable on demand, and interest thereon shall accrue at the past due interest rate for draws on the Revolving Credit (it being understood that the account party may, if the conditions to lending under the Credit Agreement are otherwise satisfied, fund its reimbursement obligation by borrowing under the Credit Agreement). The undrawn amount of each such letter of credit at any time shall be deemed a borrowing under the Revolving Credit for purposes of calculating the Revolving Credit commitment fee and like purposes. The Documentation shall contain provisions satisfactory to the Issuing Bank with respect to, among other things,
                        (A) the unconditional nature of the Borrower's reimbursement obligations under, and the Lenders' participation in, each letter of credit, and (B) indemnification of the Issuing Bank in its capacity as the issuer of the letters of credit from the Borrower and the other Lenders.

             Maturity:  The Facilities shall mature six years from the closing date.

         Availability:  At no time shall the sum of the outstanding Revolving
                        Credit loans, undrawn letters of credit and unreimbursed letter of credit drawings exceed $250,000,000.

         Amortization:  The Revolving Credit will be due in full at maturity.
                        The Term Loan will amortize as follows:

                                   Year    Amortization
                                     1      $10,000,000
                                     2      $25,000,000
                                     3      $35,000,000
                                     4      $50,000,000
                                     5      $50,000,000
                                     6      $55,000,000

              Purpose: The Facilities will be used to fund the acquisition of Riser and the expenses associated with the acquisition. The proceeds of the Revolving Credit will also be used for general working capital and corporate purposes.

              Ranking: The Credit Agreement and the guaranties made by the Guarantors shall each be full recourse obligations of the Borrower and the Guarantors, respectively and they shall be secured by a first priority security interest as described herein.

5. Interest Rates; Payment Dates, etc.

       Interest Rates:  Base Rate or LIBOR based with margins fixed until the end of the second full fiscal quarter after closing and thereafter to be adjusted quarterly, based on the Consolidated Cash Flow Coverage Ratio ("CCFCR") as set forth on the grid attached as Appendix 'B' for the preceding four consecutive fiscal quarters (or for interest accruing during the third full fiscal quarter after closing for the preceding two fiscal quarters and for interest accruing during the fourth full quarter after closing for the preceding three fiscal quarters).

    Past Due Interest:  2% in excess of rate(s) otherwise applicable, computed in accordance with the Agent's customary practices.

 Basis of Calculation:  "Base Rate" (actual/360 day basis): for each day, the higher of (i) the Federal Funds Rate, as published by the Federal Reserve Bank of New York one business day prior to the date of calculation, plus 0.50%, or (ii) the Agent's Prime Rate, such rate to change automatically from time to time effective as of the effective date of each change in such rate. "Prime Rate" for each day, shall mean the interest rate per annum announced from time to time by the Agent as its prime rate. The Prime Rate may be greater or less than other interest rates charged by the Agent to other borrowers and is not solely based or dependent upon the interest rate which the Agent may charge any particular borrower or class of borrowers.

                        "LIBOR" (actual/360 day basis): The interest rate per annum for each day in the applicable LIBOR period (at the option of borrower from time to time -- one, two, three or six months) determined by the Agent to be the rate being offered to leading banks in the London Interbank Market for deposits in amounts equivalent to the applicable loan for periods equivalent to the applicable LIBOR period, as fully adjusted for possible reserve requirements (whether or not actually incurred).

              Interest Interest on loans bearing interest based on the Base Payment Dates: Rate shall be due and payable monthly in arrears.
                        Interest on loans bearing interest based on LIBOR shall be due and payable on the last day of the applicable LIBOR period and, in the case of a LIBOR period of more than three months, on the last day of the third month of such period.

           Prepayment:  If any amount bearing interest based on a LIBOR rate is due or is paid for any reason (on account of mandatory prepayment, acceleration or otherwise) before the end of such fixed rate period, the Lenders shall be entitled to compensation for the present value (using as the discount rate the rate on the date of prepayment equal to the yield that could be obtained by investing in U.S. Treasury securities maturing at the end of such fixed rate period) of the difference between the yield that the Lenders would have been entitled to on the amount so due or prepaid absent such event and the yield that the Lenders would realize by reinvesting the amount due or prepaid in U.S. Treasury obligations of like maturity.

 Mandatory Prepayment:  Mandatory prepayments will be required in amounts equal to the net cash proceeds of (i) certain permitted asset sales, (ii) insurance recoveries not reinvested in the businesses, (iii) certain equity issuances and (iv) 50% of Excess Cash Flow. Excess Cash Flow is to be defined.

         Interest Rate  The Borrower will enter into interest rate caps,
           Protection:  collars or swaps to hedge interest rate exposure under the Term Loan for a maturity and for an amount to be determined.

      Yield Protection  The Credit Agreement shall contain customary
           Provisions:  indemnities and yield protection provisions, including an indemnity with respect to diminution of the return on capital to the Lenders on account of any existing or future capital adequacy requirements applicable to the Lenders.

6. Fees and Expenses

      Revolving Credit  At a rate per annum, calculated in accordance
       Commitment Fee:  with Appendix B, on the average daily unused amount of the Revolving Credit commitment from and after the Closing Date, payable quarterly in arrears, on each reduction in the Revolving Credit commitment and on termination of the Revolving Credit commitment.

           Agent's and As set forth in a separate letter agreement between Origination Fee: the Borrower and the Agent.

      Letter of Credit  At a fee rate per annum, calculated in accordance
                  Fee: with Appendix B, on the average daily undrawn amount of outstanding Letters of Credit, payable quarterly in arrears, which shall be for the ratable benefit of each of the Lenders.

      Letter of Credit  0.125 % of the stated amount of such Letter of
           Facing Fee:  Credit, payable on the date of issuance, which shall be for the sole benefit of the Issuing Bank. In addition, the Issuing Bank shall be entitled to its ordinary and customary fees for administration, drawing and amendment.

             Expenses:  The Borrower shall pay: (i) all out-of-pocket costs and expenses incurred by the Agent in connection with the negotiation, preparation, execution and delivery of the loan agreements and related agreements and documents pursuant to which the Credit Agreement will be made available (collectively, the "Documentation") and this Term Sheet, or in connection with any and all amendments, modifications and waivers of or with respect to the Documentation or the making and administration of the Loans and (ii) all out-of-pocket costs and expenses (including but not limited to those listed above) incurred by the Agent, Issuing Bank, or the Lenders or their assigns in connection with the enforcement of the Documentation or preservation of rights thereunder, including but not limited to, any work-out in respect thereof.

7. Security             The Borrower and each subsidiary shall grant first
                        priority liens on substantially all of its properties and assets from time to time, including in any case (i) all of the capital stock of each of its subsidiaries,
                        (ii) cash and investments, (iii) accounts receivable and notes receivable, (iv) the assignment of leases (v) real property, equipment, and other tangible personal property and (vi) trademarks and other intellectual property. Inventory shall be excluded from the first priority liens. After January 1, 1999, security will be released upon the achievement, based on the last twelve months, of a Leverage Ratio of less than or equal to
                        2.0 and a Consolidated Cash Flow Coverage Ratio of greater than or equal to 1.10.

8. Representations and Warranties

      The Documentation shall include such representations and warranties of the Borrower and the Guarantors as the Agent deems appropriate for transactions of this type.

9. Covenants

      The Documentation shall include such covenants of the Borrower and the Guarantors as the Agent deems appropriate for transactions of this type including, but not limited to the following:

      (a) Financial Covenants. The Documentation shall include the following financial covenants:

            Minimum Consolidated Net Worth. At closing, Consolidated Net Worth (as defined in Appendix A) shall not be less than 90% of an amount to be determined. Thereafter Consolidated Net Worth may not be less than the amount to be determined plus 60% of Consolidated Net Income, not to be reduced by losses, for the period from closing.

            Consolidated Cash Flow Coverage Ratio. The Consolidated Cash Flow Coverage Ratio (as defined in Appendix A) at the end of each fiscal quarter for the 12 consecutive prior months ending on such date shall not be less than 1.00 to 1 initially. This level will increase by an amount and over a time period to be determined.

            Leverage Ratio. The Leverage Ratio (as defined in Appendix A) at the end of each fiscal quarter for the 12 consecutive prior months ending on such date shall not be greater than 2.75. This level will decrease by an amount and over a time period to be determined.

      (b) Additional Debt and Debt Substitutes. The Documentation shall prohibit the incurrence of debt and debt substitutes by the Borrower and its subsidiaries, except (i) indebtedness satisfactory to the Agent existing on the Closing Date and listed on a Schedule (and certain refinancings thereof); (ii) indebtedness under the proposed Credit Agreement; (iii) indebtedness secured by permitted purchase money liens; (iv) accounts payable to trade creditors in the ordinary course of business; (v) subordinated debt having terms satisfactory to the Lenders; and (vi) Indebtedness under interest rate hedging agreements acceptable to the Required Lenders. Notwithstanding the foregoing, Borrower is permitted additional unsecured debt totaling in aggregate $25,000,000, having terms and conditions no more restrictive to the Borrower than those contained in the Documentation.

      (c) Liens, etc. The Borrower and its subsidiaries shall not have any liens, except (i) liens satisfactory to the Agent existing on the Closing Date and listed on a Schedule to the Credit Agreement (and liens securing certain successor obligations); (ii) liens for taxes and assessments, etc. to the extent they are being contested in good faith and adequate GAAP reserves have been made; (iii) deposits of cash in the ordinary course of business to secure workers' compensation, performance bids, surety or appeal bonds or similar obligations; (iv) judgment liens not in excess of $1,000,000 and other judgment liens that are fully bonded pending appeal; (v) purchase money security interests (and certain additions and substitutions therefor) for property placed in service not more than 9 months prior to the creation of such lien; and (vi) zoning restrictions, easements and other minor restrictions on the use of real property that are not material.

      (d) Guarantees. The Borrower and its subsidiaries shall not have any guaranties, except (i) guaranties satisfactory to the Agent existing on the Closing Date and listed on a Schedule to the Credit Agreement; (ii) guaranty of the Guarantors in favor of the Agent;
            (iii) contingent liabilities arising from endorsement of instruments in ordinary course of business; (iv) indemnities for officers and directors; (v) where Borrower and Independent Retailer stores provide, through a single service provider, same or different services to customers, the Borrower may guarantee Independent Retailer obligations to service provider; (vi) obligations of the Borrower to repurchase inventory and equipment from Independent Retailers, upon default by Independent Retailers on agreements with their lenders; (vii) a guaranty by the Borrower of obligations in a principal amount up to $15,100,000, in connection with the Moraine Pointe development; (viii) guarantees of Independent Retailer obligations in the ordinary course of business, which when added to loans to Independent Retailers, do not exceed $35,000,000; (ix) guarantees of obligations of Related Companies (as defined in Appendix A) which when added to loans to Related Companies, do not exceed $20,000,000; (x) continuing liability of the Borrower as a lessee under a lease that it has assigned or subleased; (xi) indemnities given by the Borrower and its Subsidiaries in the ordinary course of business (excluding any indemnities given in support of Indebtedness not otherwise permitted); and (xii) upstream and downstream intercompany guarantees given in the ordinary course of business.

      (e) Loans and Other Investments. The Borrower and its subsidiaries shall not make any loans, advances or other investments, except (i) loans and investments satisfactory to the Agent existing on the Closing Date and listed on a Schedule to the Credit Agreement; (ii) receivables arising from sale of goods in the ordinary course of business; (iii) loans to subcontractors or suppliers of Aetos in the ordinary course of business up to $250,000 in the aggregate;
            (iv) loans to executives up to $100,000 in the aggregate; (v) cash equivalent investments; (vi) loans to Independent Retailers in the ordinary course of business which when added to guarantees for Independent Retailers, do not exceed $35,000,000; (vii) loans to Related Companies, which when added to guarantees for Related Companies, do not exceed $20,000,000; (viii) intercompany loans (other than downstream loans to a subsidiary that is not a Guarantor); (ix) investments with an aggregate cumulative cost not exceeding $10,000,000 through the term of the Credit Agreement (but not of the type contemplated by (vi) and (vii) herein).

      (f) Dividends: Redemptions; Stock Repurchases. The Borrower shall not pay dividends or make other distributions on account of, or repurchase or redeem, its capital stock, if an Event of Default or Potential Default has occurred and is continuing or exists at the time such dividend, repurchase or redemption is declared or paid or would occur or exist immediately after giving effect to such declaration or payment.

      (g) Sale-Leaseback. The Borrower and its subsidiaries shall not engage in any sale-leaseback transaction, except (i) sale-leaseback transactions satisfactory to the Agent existing on the Closing Date and listed on a Schedule to the Credit Agreement (and certain refinancings thereof); (ii) sale-leaseback transactions that would be permitted if structured as debt or if structured as capitalized leases; and (iii) other sale-leaseback transactions not to exceed $25,000,000.

      (h) Leases. The Borrower and its subsidiaries shall not enter into any lease, as lessee or lessor, except (i) arms'-length leases to Independent Retailers in the ordinary course of business on usual terms; (ii) existing leases to Phar-Mor and Tamco satisfactory to the Agent and existing on the Closing Date and listed on a Schedule to the Credit Agreement; (iii) subleases and assignments in the ordinary course of business if the property was not acquired for such purposes; (iv) operating leases of equipment in the ordinary course of business; (v) leases cancelable without penalty on not more than 90 days' notice; (vi) capitalized leases which constitute permitted indebtedness; and (vii) leases, subleases and assignments of store locations, closed stores, office space, warehouse and distribution locations and similar space for operations and equipment for such locations in the ordinary course of business.

      (i) Mergers; Acquisitions; The Borrower and its subsidiaries shall not merge or consolidate, liquidate, wind-up, dissolve or divide, acquire all or any substantial portion of the properties of any concern or line of business, or acquire all or any substantial portion of the properties of any Person other than in the ordinary course of business, except (i) subsidiaries may merge into the Borrower; (ii) a subsidiary may merge into another subsidiary so long as any Guarantor party to such merger is the survivor and no change is made in the capital stock of such Guarantor; and (iii) an acquisition of assets of, or ownership interests in, a business that is engaged in the same line of business as the Borrower and the Borrower is the surviving entity, as long as no Event of Default or Potential Default exists before or after giving effect to such acquisition. Acquisitions allowed in (iii) above must meet the covenants on a proforma historical basis and the cumulative purchase prices, including assumed liabilities, will be limited to $25,000,000 over the life of the Facilities.

      (j) Disposition of Properties. The Borrower and its subsidiaries shall not sell, transfer, lease or otherwise dispose of any properties, except (i) sales of inventory or equipment in the ordinary course;
            (ii) arms-length sales or leases of equipment, fixtures and other property to Franchises; (iii) disposal of obsolete equipment; (iv) arms-length sales or other dispositions in an aggregate amount through the term of the Credit Agreement of up to 10% of the book value of the Borrower's consolidated assets immediately prior to each disposition; and (v) permitted sale-leaseback transactions and permitted leases.

      (k) Dealings with Affiliates. The Borrower and its Subsidiaries shall not enter into any transactions with Affiliates except (i) compensation paid to directors, officers and employees and consultants and other transactions with Affiliates if made in good faith on terms no less favorable to the Borrower than would be obtained from an unrelated person and which are approved by a majority of the disinterested directors; and (ii) loans and guarantees permitted by other Sections.

      (l) Double Negative Pledge. Neither Borrower nor any of its Subsidiaries shall enter into any agreement that would prohibit Agent from being granted a security interest in any or all of Borrower's or Subsidiaries' assets.

      (m) More Restrictive Covenants. The Borrower and its subsidiaries shall not enter into or be a party to any agreement containing covenants that are more restrictive than certain enumerated covenants contained in the Documentation.

10. Reporting Requirements.

         The Documentation shall include such reporting requirements as the Lenders deem appropriate for transactions of this type.

11. Events of Default

         The Documentation shall include such events of default as the Lenders deem appropriate for transactions of this type, including, without limitation, the following:

    (a) Failure to pay principal when due or to reimburse Mellon for drawings under letters of credit when due.

    (b) Failure to pay interest, commitment fees or other amounts when due and such failure continues for 5 business days.

    (c) Breaches of representations and warranties of the Borrower or the Guarantors.

    (d) Failure by the Borrower or the Guarantors to comply with covenants in the Documentation, subject to grace periods in the Existing Credit Agreement.

    (e) Payment defaults with respect to other Indebtedness by the Borrower and its subsidiaries aggregating $5,000,000 or more or other defaults with respect thereto if the effect is to cause, or to permit the holder to cause, acceleration of such Indebtedness.

    (f) Judgments against the Borrower and its subsidiaries aggregating in excess of $1,000,000 that remain unstayed and undischarged for 45 days or any judgments exceeding $25,000,000 in the aggregate.

    (g) Any material governmental action required in connection with the Credit Agreement ceasing to be in full force and effect.

    (h) Any loan document ceasing to be in full force and effect, or the Borrower or any attempt by the Borrower or any Guarantor to terminate, revoke or otherwise contest any loan document.

    (i)  Certain ERISA events.

    (j) All of the capital stock of the Guarantors ceases to be owned beneficially by the Borrower and of record by the Borrower or one or more of the Guarantors.

    (k) Any subordination provisions of permitted subordinated debt ceasing to be in full force and effect or an person attempt by an person to terminate, revoke or otherwise contest any such provision.

    (l)  A Change in Control (as defined in Appendix A).

    (m) Bankruptcy, insolvency or similar events affecting the Borrower or any subsidiary.

12. Conditions Precedent:

         In addition to other conditions set forth or referred to herein, the obligation of the Lenders to provide the Credit Agreement and to advance any funds thereunder shall be subject to such conditions precedent as the Agent deems appropriate for transactions of this type, including without limitation the following:

    (a) All necessary corporate action shall have been taken to approve the transactions described herein and the use of the proceeds of the Credit Agreement. (Paragraph (b) intentially omitted.)

    (c) The Agent shall have received assurances, satisfactory to the Agent, (including without limitation, opinions of counsel or consents of other lenders) that the Documentation, and the exercise of remedies in respect of such Documentation, do not and will not conflict with any agreement or instrument to which the Borrower or any subsidiary is a party or with applicable law.

    (d) The Agent shall have received all such representations, warranties, resolutions, opinions of counsel, consents, waivers, financing statements, financing statement searches, casualty and liability insurance certificates and policies (disclosing the Lenders' interests as they may appear), officers' certificates, and the like, in each case which the Agent may have requested, and shall have found the same to be satisfactory.

    (e) No material adverse change shall have occurred in the condition (financial or otherwise), of the business, prospects or results of operations of the Borrower and its subsidiaries, taken as a whole, since March 31, 1997.

    (f) No litigation which seeks to challenge or prevent or declare illegal the transactions contemplated hereby shall be pending or threatened, and no other material litigation involving the Borrower or any subsidiary, shall be pending or threatened.

    (g) No event shall have occurred or be continuing which, with the passage of time or the giving of notice or both, would constitute an Event of Default or Potential Default under the Credit Agreement.

    (h) The Agent shall have received copies of (or, in the case of items which are not documents, satisfactory evidence of) the following items, each of which items shall be satisfactory in form and substance to the Agent:

         o The Borrower and Riser shall have entered into an agreement and plan of merger and the related documents attached as exhibits thereto (collectively, the "Acquisition Documents"). All conditions to the Acquisition set forth in the Acquisition Documents shall have been met (without giving effect to any amendment, modification or waiver of the Acquisition Documents not approved in writing by Mellon) except for funding pursuant to the Documentation.

    (i) The Borrower shall have paid and discharged all of its obligations for borrowed money, with exceptions to be determined.

    (j) The Agent shall have received evidence that all actions necessary or, in the opinion of the Agent, desirable to create and perfect the liens contemplated hereby have been taken.

    (k) All fees and expenses required to be paid by the Borrower at or before the closing shall have been paid.

    (l) All corporate and other proceedings, and all documents, instruments and other matters in connection with the acquisition and the Facilities, shall be in form and substance satisfactory to the Agent.

    (m) Mellon shall not have become aware of any fact or condition (of which fact or condition Mellon did not have knowledge prior to May 12, 1997) which could reasonably be expected to have a material adverse effect on the ability of Giant Eagle to achieve the levels of financial condition and results of Operations projected in the projections provided to Mellon on May 8, 1997.

13. Assignments and Participations; Amendments and Waivers:

         Assignments (with novations) and participations with full voting rights shall be permitted with respect to all or part of the Credit Agreement with prior consent of the Borrower. Participations with voting rights limited to the changes in commitment level, maturity or interest rates shall be permitted without prior consent. Assignments or participations may be with full or limited voting rights as the Agent may determine. Assignments shall be in the minimum amount of $10,000,000.

         The Documentation shall provide that amendments to, and waivers of, the terms thereof may be effected with the consent of the Required Lenders, except that the consent of all Lenders will be required in order to alter the Credit Agreement commitments, extend the maturity of principal or interest, reduce the rate of interest or otherwise change the payment terms of the Credit Agreement, release any of the Guarantors, or release all or a major portion of the collateral (unless otherwise permitted by the Documents).

14. Documentation:

         All Documentation shall be in form and substance satisfactory to the Agent and its counsel. All Documentation shall be governed by the laws of the Commonwealth of Pennsylvania unless the Agent otherwise agrees. The parties submit to the jurisdiction of any state or federal court of competent jurisdiction sitting in Pennsylvania in connection with any action, suit or proceeding in connection with this letter, any Documentation entered into in respect thereof or any acts or omissions in connection with the transactions contemplated hereby. The Borrower waives, and each Guarantor shall waive any right to jury trial in connection therewith.

15. Agent's Counsel.

         Counsel for the Agent shall be Reed Smith Shaw & McClay (with the consent of the Borrower and Agent).

                                     *****

         The foregoing are not all of the provisions that will be contained in the Documentation, which Documentation shall contain such other provisions (including representations and warranties, conditions of lending, yield protection provisions, affirmative and negative covenants, events of default and indemnification provisions) as the Agent deems appropriate for transactions of this type.

                                   APPENDIX A

                                  DEFINITIONS

             "Change of Control" shall mean that at any time (i) the members of the five families (disclosed to the Lenders) presently owning the capital stock of the Borrower in the aggregate (beneficially and of record) shall cease to have the right to vote at least 51% of the shares of voting common stock of the Borrower; or (ii) the members of such families in the aggregate shall cease to own (beneficially and of record) at least 51% of the shares of voting common stock of all classes of the Borrower (assuming for purposes of both such calculations that all then-outstanding options, warrants, conversion rights or other rights held by any Person other than members of such families which may in any circumstances give such other Person the right to acquire shares of voting common stock are exercised at such time by such other Person, regardless of whether such rights are in fact then exercisable or whether any conditions to such exercise are then met).

             "Consolidated Cash Flow Coverage Ratio" for any period shall mean the ratio of Consolidated EBITDA (Adjusted) for such period to Consolidated Fixed Charges for such period.

             "Consolidated EBIT" for any period, with respect to the Borrower and its consolidated Subsidiaries, shall mean the sum of (a) Consolidated Net Income for such period, (b) Consolidated Interest Expense for such period, (c) Consolidated Income Tax Expense for such period, and (d) any LIFO charge to the extent deducted from Consolidated Net Income for such period, minus the sum of
(x) extraordinary gains (but not any losses) to the extent included in determining such Consolidated Net Income, (y) equity earnings (but not any losses) of Affiliates to the extent included in Consolidated Net Income for such period, and (z) any LIFO benefit to the extent included in such Consolidated Net Income for such period, all as determined on a consolidated basis in accordance with GAAP.

             "Consolidated EBITDA" for any period with respect to the Borrower and its consolidated Subsidiaries, shall mean the sum of (a) Consolidated EBIT for such period, and (b) depreciation and amortization for such period, all as determined on a consolidated basis in accordance with GAAP. The EBITDA of a permitted acquisition is included as if it had been owned by the Borrower for such period.

             "Consolidated EBITDA (Adjusted)" for any period with respect to the Borrower and its consolidated Subsidiaries, shall mean the sum of (a) Consolidated EBIT for such period, (b) depreciation and amortization for such period, and (c) Consolidated Net Rental Expense for such period, all as determined on a consolidated basis in accordance with GAAP.

             "Consolidated Fixed Charges" for any period, with respect to the Borrower and its consolidated Subsidiaries, shall mean the sum of (a) Consolidated Interest Expense for such period, (b) Consolidated Net Rental Expense for such period, (c) Capital Expenditures for such period, (d) scheduled payments of principal due during such period with respect to any Indebtedness and (e) dividends paid by the Borrower during such period, all as determined on a consolidated basis in accordance with GAAP. Such calculation shall not include the special dividend of $22,000,000 paid in June 1996.

             "Consolidated Income Tax Expense" for any period, with respect to the Borrower and its consolidated Subsidiaries, shall mean the charges against income for federal, state and local income taxes for such period, determined on a consolidated basis in accordance with GAAP.

             "Consolidated Interest Expense" for any period shall mean the total interest expense of the Borrower and its consolidated Subsidiaries for such period (to the extent not included in Consolidated Net Rental Expense for such period) determined on a consolidated basis in accordance with GAAP.

             "Consolidated Net Income" for any period shall mean the net earnings (or loss) after taxes of the Borrower and its consolidated Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided, that there shall be deducted therefrom (a) the income (but not any deficit) of any Person accrued prior to the date it becomes a consolidated Subsidiary or is merged into or consolidated with or is otherwise acquired by or combined with the Borrower or any consolidated Subsidiary in a business combination accounted for as a pooling of interests, including, in the case of a successor to the Borrower or any consolidated Subsidiary by consolidation or merger or transfer of assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets, (b) income (but not any loss) accounted for by the Borrower on the equity method because of the income during such period of any Person (other than a consolidated Subsidiary) in which the Borrower or any consolidated Subsidiary has an ownership interest, but the deduction for such equity income shall be reversed to the extent that during such period an amount not in excess of such income has been actually received by the Borrower or such consolidated Subsidiary in the form of cash dividends or similar cash distributions, (c) any gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness, of the Borrower or any consolidated Subsidiary, and (d) any extraordinary gain.

             "Consolidated Net Rental Expense" for any period shall mean all rental payments accruing under or associated with operating leases of the Borrower and its consolidated Subsidiaries during such period plus cash payments by the Borrower and its Consolidated Subsidiaries for rent accruing under or associated with Capitalized Leases during such period less cash payments received by the Borrower and its Consolidated Subsidiaries from sublessees during such period, all determined and consolidated in accordance with GAAP.

             "Consolidated Net Worth" at any time shall mean the total amount of stockholders' equity of the Borrower and its consolidated Subsidiaries at such time determined on a consolidated basis in accordance with GAAP; provided, that (i) there shall be deducted therefrom the following, to the extent otherwise included therein: (a) any write-ups or other revaluation after November 19, 1992 in the book value of any asset owned by the Borrower or any of its consolidated Subsidiaries, (b) all investments in unconsolidated Subsidiaries of the Borrower and in Persons that are not Subsidiaries of the Borrower (other than Cash Equivalent Investments), and (c) treasury stock, and
(ii) there shall be added thereto (a) an amount equal to the LIFO reserve less the amount obtained by multiplying such

LIFO reserve by the then maximum federal corporate income tax rate, all of the foregoing as determined in accordance with GAAP,(b) deferred finance charges incurred on or prior to the Closing Date in connection with this Agreement, and
(c) non-cash charges to stockholder's equity if the charges are the result of the compensation/stock option program and are less than an amount to be determined.

              "Independent Retailer" shall mean franchisee customers of the Borrower and its Subsidiaries, and to the extent approved by the Lenders, the other wholesale customers or classes of wholesale customers.

              "Funded Debt" shall mean at any time Indebtedness of the Borrower and its consolidated Subsidiaries determined on a consolidated basis (including the current portion thereof) which would as of such date be classified in whole or in part as a long-term liability in accordance with GAAP, and in any event includes (i) any Indebtedness having a final maturity later than one year after the date of incurrence of such Indebtedness, and (ii) any Indebtedness, regardless of its term, which is renewable or extendable by the obligor to a date later than one year after the date of incurrence of such Indebtedness.

              "Indebtedness" of a Person shall mean the following: (a) all obligations on account of money borrowed by, or credit extended to or on behalf of, or for or on account of deposits with or advances to, such Person; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person for the deferred purchase price of property or services; (d) all obligations secured by a Lien on property owned by such Person (whether or not assumed), and all obligations of such Person under Capitalized Leases (without regard to any limitation of the rights and remedies of the holder of such Lien or the lessor under such Capitalized Lease to repossession or sale of such property); (e) the stated amount of all letters of credit issued for the account of such Person and, without duplication, the unreimbursed amount of all drafts drawn thereunder, and all other obligations of such Person associated with such letters of credit or draws thereon; (f) all obligations of such Person in respect of acceptances or similar obligations issued for the account of such Person; (g) all obligations of such Person under a product financing or similar arrangement described in paragraph 8 of FASB Statement of Accounting Standards No. 49 or any similar requirement of GAAP; and (h) all obligations of such Person under any interest rate hedging agreement, any other interest rate or currency swap, cap, floor, collar, future, forward or option agreement, or other interest rate or currency protection agreement.

              "Leverage Ratio" shall mean the ratio of Indebtedness at the end of a period to Consolidated EBITDA for such period.

              "Material Adverse Effect" shall mean: (a) a material adverse effect on the business, operations, condition (financial or otherwise) or prospects of the Borrower and its Subsidiaries taken as a whole, (b) a material adverse effect on the ability of any Loan Party to perform or comply with any of the terms and conditions of any Loan Document, or (c) an adverse effect on the legality, validity, binding effect, enforceability or admissibility into evidence of any Loan Document, or the ability of the Agent or any Lender Party to enforce any rights or remedies under or in connection with any Loan Document.

             "Person" shall mean an individual, corporation, partnership, trust, unincorporated association, joint venture, joint-stock company, Governmental Authority or any other entity.

             "Phar-Mor" shall mean Phar-Mor, Inc., a Pennsylvania corporation.

             "Related Company" shall mean any corporation or partnership which is not a Subsidiary, of which at least 25% (by number of shares and number of votes) of any class of the outstanding capital stock or ownership interest is at the time owned directly or indirectly by the Borrower or one or more Subsidiaries or by stockholders of the Borrower; provided, that in no event shall Phar-Mor, Tamco Distributors Company or their respective Subsidiaries or any Independent Retailer be deemed to be Related Companies for purposes of this Agreement.

             "Required Lenders" shall mean, as of any date, Lenders holding in the aggregate 51% of the sum of (a) the aggregate Credit Agreement exposure, plus (b) the aggregate undrawn Revolving Credit committed amounts as further defined in the Credit Agreement.

             "Subsidiary" of a Person at any time shall mean any corporation of which a majority (by number of shares or number of votes) of any class of outstanding capital stock is at such time owned directly or indirectly, beneficially or of record, by such Person or one or more Subsidiaries of such Person, and any trust or other Person of which a majority of any class of outstanding equity interest is at such time owned directly or indirectly, beneficially or of record, by such Person or one or more Subsidiaries of such Person. Record or beneficial ownership of capital stock by a director or officer of a Person shall not constitute indirect ownership of such capital stock by such Person for purposes of this definition.

                                   APPENDIX B

           Schedule for pricing for borrowings/letter of credit fees
                              and commitment fees

            Level I       Level II        Level III       Level IV        Level V       Level VI
CCFCR:       > =2.0       > = 1.75         > = 1.5        > = 1.25        > = 1.10      > = 1.00
LIBOR:      25.0 bps      37.5 bps         50.0 bps       62.5 bps        75.0 bps     100.0 bps
Commitment
Fee:        10.0 bps      15.0 bps         20.0 bps       25.0 bps        30.0 bps      35.0 bps

                                                               Exhibit (c)(1)



                          AGREEMENT AND PLAN OF MERGER



                           Dated as of May 13, 1997,



                                     Among



                               GIANT EAGLE, INC.



                           TALON ACQUISITION COMPANY



                                      And



                               RISER FOODS, INC.

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                      ----
ARTICLE I THE OFFER......................................................................2
         SECTION 1.01.  The Offer........................................................2
         SECTION 1.02.  Company Actions..................................................4

ARTICLE II THE MERGER....................................................................5
         SECTION 2.01.  The Merger.......................................................5
         SECTION 2.02.  Closing..........................................................6
         SECTION 2.03.  Effective Time...................................................6
         SECTION 2.04.  Effects of the Merger............................................6
         SECTION 2.05.  Articles of Incorporation and Bylaws.............................7
         SECTION 2.06.  Directors and Officers...........................................7

ARTICLE III EFFECT OF THE MERGER ON THE CAPITAL
         STOCK OF THE CONSTITUENT CORPORATIONS;
         EXCHANGE OF CERTIFICATES........................................................7
         SECTION 3.01.  Effect on Capital Stock..........................................7
         SECTION 3.02.  Exchange of Certificates.........................................8

ARTICLE IV REPRESENTATIONS AND WARRANTIES...............................................10
         SECTION 4.01.  Representations and Warranties of the Company...................10
         SECTION 4.02.  Representations and Warranties of Parent and Sub................26

ARTICLE V CONDUCT OF BUSINESS PENDING THE MERGER........................................28
         SECTION 5.01.  Conduct of Business by the Company..............................28

ARTICLE VI ADDITIONAL AGREEMENTS........................................................29
         SECTION 6.01.  Stockholder Approval; Preparation of Proxy Statement............30
         SECTION 6.02.  Access to Information; Confidentiality..........................31
         SECTION 6.03.  Best Efforts; Notification......................................31
         SECTION 6.04.  Stock Plans.....................................................32
         SECTION 6.05.  Company Plans...................................................33
         SECTION 6.06.  Indemnification.................................................33
         SECTION 6.07.  Directors.......................................................35
         SECTION 6.08.  Public Announcements............................................36
         SECTION 6.09.  Stockholder Litigation..........................................37
         SECTION 6.10   Acquisition Proposals...........................................37

         SECTION 6.11.  Filings; Other Action...........................................38
         SECTION 6.12.  Directors of Parent.............................................39
         SECTION 6.13.  Additional Agreements...........................................39
         SECTION 6.14.  Shares Held by Company Subsidiaries.............................39
         SECTION 6.15.  Employment Agreements...........................................39
         SECTION 6.16.  Merger Certificate..............................................39
         SECTION 6.17.  Provision of Funds..............................................39

ARTICLE VII CONDITIONS PRECEDENT........................................................40
         SECTION 7.01.  Conditions to Each Party's Obligation to Effect the Merger......40

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER..........................................41
         SECTION 8.01.  Termination.....................................................41
         SECTION 8.02.  Effect of Termination...........................................42
         SECTION 8.03.  Amendment.......................................................42
         SECTION 8.04.  Extension; Waiver...............................................42
         SECTION 8.05.  Procedure for Termination. Amendment, Extension or Waiver.......43
         SECTION 8.06.  Effect of Termination and Abandonment...........................43

ARTICLE IX GENERAL PROVISIONS...........................................................45
         SECTION 9.01.  Survival of Representations, Warranties and Agreements..........45
         SECTION 9.02.  Notices.........................................................45
         SECTION 9.03.  Descriptive Headings............................................46
         SECTION 9.04.  Entire Agreement; Assignment....................................46
         SECTION 9.05.  Governing Law...................................................46
         SECTION 9.06.  Expenses and Fees...............................................47
         SECTION 9.07.  Counterparts; Effectiveness.....................................47
         SECTION 9.08.  Severability; Validity; Parties in Interest.....................47
         SECTION 9.09.  Jurisdiction....................................................47

         THIS AGREEMENT AND PLAN OF MERGER, dated as of May 13, 1997 (this "Agreement"), among GIANT EAGLE, INC., a Pennsylvania corporation (the "Parent"), TALON ACQUISITION COMPANY, a Delaware corporation and a wholly-owned subsidiary of Parent (the "Sub"), and RISER FOODS, INC., a Delaware corporation (the "Company"),

                              W I T N E S S E T H:

         WHEREAS, the respective Boards of Directors of Parent and Sub have each determined that it is advisable and in the best interest of the Parent and Sub, respectively, to engage in a transaction whereby Parent will acquire the Company on the terms and subject to the conditions set forth in this Agreement;

         WHEREAS, the Board of Directors of the Company has determined that it is advisable and in the best interest of the Company and its stockholders to engage in a transaction whereby Parent will acquire the Company on the terms and subject to the conditions set forth in this Agreement and that the Offer and Merger are fair to the stockholders of the Company;

         WHEREAS, in furtherance of such acquisition, Parent proposes to cause Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the "Offer") to purchase all the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of the Company (the "Class A Common Stock"), at a price per share of Class A Common Stock of $42.00 in cash, upon the terms and subject to the conditions set forth in this Agreement; and the Board of Directors of the Company has adopted resolutions approving the Offer and the Merger (as hereinafter defined) and recommending that the Company's stockholders accept the Offer;

         WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved the merger of Sub into the Company, or the Company into Sub, at the election of Parent as set forth below (the "Merger"), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Common Stock (as hereinafter defined in Section 1.01) not owned directly or indirectly by Parent or the Company, except shares of Common Stock held by persons who object to the Merger and comply with all the provisions of Delaware law concerning the right of holders of Common Stock to dissent from the Merger and require appraisal of their shares of Common Stock ("Dissenting Stockholders"), will be converted into the right to receive the per share consideration paid pursuant to the Offer;

         WHEREAS, the Company, Parent and Sub wish to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger; and

         WHEREAS, concurrently with the execution and delivery of this Agreement, the holders of Class B Common Stock (as hereinafter defined) of the Company will be asked to enter into an agreement (the "Stockholders' Agreement"), a copy of which is attached hereto as Exhibit C, pursuant to which such shareholders will, among other things, tender their shares of Class A Common Stock in the Offer and vote their shares of Class B Common Stock in favor of the Merger upon the terms and subject to the conditions set forth therein.

         NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements, and upon the terms and subject to the conditions hereinafter set forth, and intending to be legally bound, the parties agree as follows:

                                   ARTICLE I

                                   THE OFFER

         SECTION 1.01. The Offer. (a) Subject to the provisions of this Agreement, as promptly as practicable but in no event later than five business days after the date of this Agreement, Sub shall, and Parent shall cause Sub to, commence the Offer. The obligation of Sub to, and of Parent to cause Sub to, commence the Offer and accept for payment, and pay for, any shares of Class A Common Stock tendered pursuant to the Offer shall be subject to the terms and conditions set forth in Exhibit A (any of which may be waived by Sub in its sole discretion, subject to limitations imposed by applicable law) and completion of the recapitalization of the shares of Class A Stock owned by 5300 Richmond Road Corp. Sub expressly reserves the right to modify the terms of the Offer, except that, without the consent of the Company, Sub shall not (i) reduce the number of shares of Class A Common Stock subject to the Offer, (ii) reduce the price per share of Class A Common Stock to be paid pursuant to the Offer, (iii) modify or add to the conditions set forth in Exhibit A, (iv) except as provided in the following sentence, extend the offer or (v) change the form of consideration payable in the Offer. Notwithstanding the foregoing, Sub may, without the consent of the Company, (i) extend the Offer for a period of not more than 20 business days beyond the date on which the Offer would otherwise expire if on the date of such extension any of the conditions to Sub's obligation to purchase shares of Class A Common Stock shall not be satisfied, until such time as such conditions are satisfied or waived, (ii) extend the Offer for a period of not more than 10 business days beyond the date on which the Offer would otherwise expire if on the date of such extension the Minimum Tender Condition (as defined in Exhibit A) shall not be satisfied or if on the date of such extension the holders of less than 80% of the outstanding shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), have executed the Stockholder's Agreement,
(iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer and (iv) extend the Offer for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clause (i), (ii) or
(iii) of this sentence. Subject to the terms and conditions of the Offer, Sub shall, and Parent shall cause Sub to, pay for all shares of Class A Common Stock validly tendered and not withdrawn pursuant to the Offer that Sub becomes obligated to purchase pursuant to the Offer as soon as practicable after the expiration of the Offer, but no later than as required by applicable law.

                  (b) On the date of commencement of the Offer, Parent and Sub shall file with the SEC a Tender Offer Statement on Schedule 14D-1 with respect to the Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule 14D-1 and the documents included therein pursuant to which the offer will be made, together with any supplements or amendments thereto, the "Offer Documents") and on such date shall mail the Offer Documents to the Company's stockholders. The Offer Documents shall comply as to form in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Sub with respect to information supplied by the Company for inclusion in the Offer Documents. Each of Parent, Sub and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Sub further agrees to take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and to be disseminated to the Company's stockholders, in each case as and to the extent required by applicable law. Parent and Sub agree to provide the Company and its counsel in writing with any comments Parent, Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments. The Company agrees to share with Parent and Sub information in its possession necessary to enable Parent and Sub to prepare the Offer Documents.

                  (c) Subject to the terms and condition of the Offer, Parent shall provide or cause to be provided to Sub on a timely basis the funds necessary to purchase any shares of Common Stock that Sub becomes obligated to purchase pursuant to the Offer.

         SECTION 1.02. Company Actions. (a) The Company hereby approves of and consents to the Offer and represents and warrants to Parent and Sub that the Board of Directors of the Company (at a meeting duly called and held) has duly adopted resolutions approving this Agreement, the Offer and the Merger, determining that the terms of the Offer and the Merger are fair to, and in the best interest of, the Company's stockholders and recommending that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer and, if required, approve and adopt this Agreement. The Company represents and warrants to Parent and Sub that, in connection with its consideration of this Agreement, its Board of Directors received the written opinion of Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey") and the independent directors of the Company received the written opinion of McDonald & Company Securities, Inc. ("McDonald") that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair, from a financial point of view, to such stockholders. The Company has been or will be authorized by Houlihan Lokey to include a copy of such opinion in the Offer Documents. A complete and correct signed copy of such opinion has been delivered by the Company to the Parent.

                  (b) On the date the Offer Documents are filed with the SEC, the Company shall file with the SEC a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the Offer (such Schedule 14D-9, as amended from time to time, the "Schedule 14D-9") containing the recommendations described in paragraph (a) and shall mail the Schedule 14D-9 to the stockholders of the Company. The Schedule 14D-9 shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and, on the date filed with the SEC and on the date first published, sent or given to the Company's stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or Sub for inclusion in the Schedule 14D-9. Each of the Company, Parent and Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the Company's stockholders, in each case as and to the extent required by applicable law. The Company agrees to provide Parent and its counsel in writing with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments. Parent and Sub agree to share with the Company information in their possession necessary to enable the Company to prepare the
Schedule 14D-9.

                  (c) In connection with the Offer, the Company shall cause its transfer agent to furnish Sub promptly with mailing labels containing the names and addresses of the record holders of Common Stock as of a recent date and of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company's possession or control regarding the beneficial owners of Common Stock, and shall furnish to Sub such information and assistance (including updated lists of stockholders, security position listings and computer files) as Sub may reasonably request in communicating the Offer to the Company's stockholders. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Sub shall hold in confidence the information contained in any such labels, listings and files, will use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, will, upon request, deliver to the Company all copies of such information then in their possession.

                                   ARTICLE II

                                   THE MERGER

         SECTION 2.01. The Merger. Upon the terms and subject to the conditions hereof, and pursuant to Section 251 of the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into the Company at the Effective Time (as hereinafter defined) of the Merger. Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the DGCL, and the separate corporate existence of Sub shall cease. Notwithstanding the foregoing, Parent may elect at any time prior to the Merger, instead of merging Sub into the Company as provided above, to merge the Company with and into Sub; provided, however, (i) that the Company shall not be deemed to have breached any of its representations, warranties, covenants or agreements set forth in this Agreement solely by reason of such election and
(ii) Parent may not so elect if doing so would have a material adverse effect on the financial interests of the Company and its stockholders. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect the foregoing and,


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


where appropriate, to provide that Sub shall be the Surviving Corporation. At the election of Parent, any direct or indirect subsidiary of Parent may be substituted for Sub as a constituent corporation in the Merger; provided that no such substitution shall affect Parent's obligations hereunder. In such event, the parties agree to execute an appropriate amendment to this Agreement in order to reflect the foregoing.

SECTION 2.02. Closing. The closing of the Merger (the "Closing") shall take place (i) at 10:00 a.m, on a date to be specified by the parties, which (subject to satisfaction or waiver of the conditions set forth in Article VII) shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (the "Closing Date"), at the offices of Cohen & Grigsby, P.C., 2900 CNG Tower, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222, or (ii) at such other place and/or on such other date as the parties hereto may agree in writing.

         SECTION 2.03. Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VII, the parties shall cause a certificate of merger or other appropriate documents (in any such case, the "Certificate of Merger") to be executed and filed in the Department of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective (i) at the time and date of filing of the Certificate of Merger in the Department of State of the State of Delaware or
(ii) at such other time as is agreed upon by the parties and specified in the Certificate of Merger (such time as the Merger becomes effective is hereinafter referred to as the "Effective Time" of the Merger).

         SECTION 2.04. Effects of the Merger. The Merger shall have the effects set forth in the DGCL. As of the Effective Time of the Merger, Parent shall own, directly or indirectly, all of the issued and outstanding Common Stock of the Surviving Corporation.

         SECTION 2.05. Articles of Incorporation and Bylaws. At the Effective Time, Sub's Articles of Incorporation and By-laws shall be the Articles of Incorporation and By-laws of the Surviving Corporation; except that (i) Article First of Sub's Articles of Incorporation shall be amended to read as set forth in Schedule 2.05 and (ii) such other amendments as are necessary to effectuate the provisions of Section 6.06 hereof shall be adopted.

         SECTION 2.06. Directors and Officers. At the Effective Time of the Merger, the persons listed on Schedule 2.06 shall become the directors and officers of the Surviving Corporation until their successors are duly elected and qualified.

                                  ARTICLE III

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

         SECTION 3.01. Effect on Capital Stock. At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock or any shares of capital stock of Sub:

                  (a) Capital Stock of Sub. Each share of common stock, par value $0.01 per share, of Sub shall be converted into and become one fully paid and nonassessable, issued and outstanding share of common stock, par value $0.01 per share, of the Surviving Corporation.

                  (b) Cancellation of Treasury Stock and Parent Owned Stock. Each share of Common Stock issued and held immediately prior to the Effective Time of the Merger in the Company's treasury or by any Company Subsidiary (as defined in Section 4.01(c)) and each share of Common Stock that is owned by Parent, Sub or any other subsidiary of Parent shall automatically be canceled and retired without payment of any consideration therefor and cease to exist.

                  (c) Conversion of Common Stock. Subject to Section 3.01(d), each share of Common Stock issued and outstanding immediately prior to the Effective Time of the Merger that is not owned by the Parent or Sub or any other subsidiary of Parent (other than shares to be canceled in accordance with Section 3.01(b)) shall be converted into the right to receive from the Surviving Corporation in cash, without interest, the price per share of Class A Common Stock paid pursuant to the Offer (the "Merger Consideration"). As of the Effective Time of the Merger, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest.

                  (d) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Common Stock held by a Dissenting Stockholder shall not be converted as described in Section 3.01(c) but shall become the right to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to the laws of the

State of Delaware; provided, however, that the shares of Common Stock outstanding immediately prior to the Effective Time of the Merger and held by a Dissenting Stockholder who shall, after the Effective Time of the Merger, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the DGCL, shall be deemed to be converted as of the Effective Time of the Merger into the right to receive the Merger Consideration. The Company shall give Parent (i) prompt notice of any written demands for appraisal of shares of Common Stock received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

         SECTION 3.02.  Exchange of Certificates.

                  (a) Paying Agent. Prior to the Effective Time of the Merger, Parent shall select a bank or trust company to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration upon surrender of certificates representing Common Stock. Unless Parent notifies the Company otherwise, the Paying Agent will be Mellon Bank, N.A.

                  (b) Parent To Provide Funds. Subject to the provisions of this Agreement, Parent shall take all steps necessary to enable and cause the Surviving Corporation to provide to the Paying Agent on a timely basis, as and when needed after the Effective Time of the Merger, funds necessary to pay for the shares of Common Stock pursuant to Section 3.01.

                  (c) Exchange Procedure. As soon as reasonably practicable after the Effective Time of the Merger, the Paying Agent shall mail to each record holder of a certificate or certificates which immediately prior to the Effective Time of the Merger represented outstanding shares of Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.01, (i) a notice and letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify, including instructions with respect to lost certificates) and advising such holder of the effectiveness of the Merger and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by the Parent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereon, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the shares of Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 3.01, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Common Stock which is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.02, each Certificate shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the amount of cash, without interest, into which the shares of Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 3.01. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate.

                  (d) No Further Ownership Rights in Common Stock. All cash paid upon the surrender of Certificates in accordance with the terms of this
Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock theretofore represented by such Certificates, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock which were outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time of the Merger, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

                  (e) No Liability. Any portion of the funds delivered to the Paying Agent in accordance with Section 3.02(b) hereof and which remain unclaimed by the former stockholders of the Company one year after the Effective Time shall be delivered by the Paying Agent to Parent. Any former stockholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of the Merger Consideration, without any interest thereon. None of Parent, Sub, the Company or the Paying Agent or any other person will be liable to any former holder of Common Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         SECTION 4.01. Representations and Warranties of the Company. Except as otherwise disclosed to Parent and Sub in a letter delivered to them prior to the execution hereof (which letter shall contain appropriate references to identify the representations and warranties herein to which the information in such letter relates) (the "Company Disclosure Letter"), the Company represents and warrants to Parent and Sub as follows:

                  (a) Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power to carry on its business as it is now being conducted or presently proposed to be conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not individually or in the aggregate have a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and the Company Subsidiaries (as defined below), taken as a whole (a "Company Material Adverse Effect"; such material adverse effects with respect to Parent and its subsidiaries, a "Parent Material Adverse Effect"); provided, however, that "Company Material Adverse Effect" when used in connection with Company or any of the Company Subsidiaries (as defined below) shall exclude (i) items disclosed in the Company SEC Reports (as defined below) prior to the date hereof and (ii) departures of officers, directors, consultants, employees or agents of the Company or the Company Subsidiaries resulting from the announcement or expectation of the transactions contemplated hereby.

                  (b) Capitalization. The authorized capital stock of the Company consists of 20,000,000 shares of Class A Common Stock; 5,000,000 Shares of Class B Common Stock and 30,000 shares of Company preferred stock, par value $100 per share (the "Company Preferred Shares"). As of May 6, 1997 (i) 7,299,488 shares of Class A Common Stock were issued and outstanding (it being understood, for this purpose, that shares of Class A Common Stock held by a Company Subsidiary are not considered to be outstanding), 901,912 shares of Class B Common Stock were issued and outstanding and no Company Preferred Shares were issued and outstanding, (ii) stock options to acquire 353,700 shares of Class A Common Stock were outstanding under all stock option plans and agreements of the Company and (iii) 879,500 shares of Class A Common Stock (including 353,700 shares issuable upon exercise of the options identified in clause (ii) above) were reserved for issuance pursuant to all employee plans of the Company. The Company has no outstanding stock appreciation rights or stock purchase rights. All of the issued and outstanding shares of Common Stock are validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth above or as specified on Schedule 4.01(b) of the Company Disclosure Letter, as of the date of this Agreement there are no shares of capital stock of the Company issued or outstanding or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Company to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock or securities. Except as provided in this Agreement or as set forth on Schedule 4.01(b) of the Company Disclosure Letter, after the Effective Time, the Company will have no obligation to issue, transfer or sell any shares of its capital stock pursuant to any employee benefit plan or otherwise.

                  (c)      Subsidiaries.

                           (i)      Each of the  subsidiaries  of the Company
(the "Company Subsidiaries") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not individually or in the aggregate have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not individually or in the aggregate have a Company Material Adverse Effect.

                           (ii)     Except  as set  forth  on  Schedule
4.01(c)(ii) of the Company Disclosure Letter, the Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each of the Company Subsidiaries, there are no proxies with respect to any such shares, and no equity securities of any Company Subsidiary are or may become required to be issued by reason of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Company Subsidiary, and there are no contracts, commitments, understandings or arrangements by which the Company or any Company Subsidiary is or may be bound to issue, redeem, purchase or sell additional shares of its capital stock or of any Company Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. All of such shares so owned by the Company are validly issued, fully paid and nonassessable and are owned by it free and clear of any claim, mortgage, deed of trust, pledge, lien, security interest, charge, encumbrance, or similar agreement of any kind or nature whatsoever ("Lien"), restraint on alienation, or any other restriction with respect to the transferability or assignability thereof (other than restrictions on transfer imposed by federal or state securities laws).

                  (d) Material Investments. Except as set forth on Schedule 4.01(d) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation (other than a subsidiary), partnership, joint venture or other business association or entity which is material to the Company. Except as set forth on Schedule 4.01(d) of the Company Disclosure Letter, the Company has heretofore delivered to Parent financial statements (audited to the extent available) and interim unaudited financial statements of each of such entities (through the most recently concluded fiscal quarter for each of such entities) and, to the best knowledge of the Company, such financial statements fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto or on Schedule 4.01(d) of the Company Disclosure Letter), the financial condition of each and the results of operations for the periods so indicated (subject to normal year-end adjustments in the case of the interim unaudited financial statements), and the Company's disclosures with respect to its investment in each of such entities otherwise included in the Company's SEC Reports (as defined below) do not contain any untrue statements of material fact or omit to state any material fact required to be stated therein or which are necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth on Schedule 4.01(d) of the Company Disclosure Letter, the Company (or, as indicated thereon, a Company Subsidiary) has good and marketable title to the securities evidencing its investment in the Company Subsidiaries, which have been validly issued and are fully paid and non-assessable and are held by Company (or, as indicated thereon, a Company Subsidiary) free and clear of any Lien, restraint on alienation, or any other restriction with respect of the transferability or assignability thereof (other than restrictions on transfer imposed by federal or state securities laws).

                  (e) Authority Relative to this Agreement. The Company has the power to enter into this Agreement and to carry out its obligations hereunder (subject only, with respect to the Merger, to the approval and adoption of this Agreement and the transactions contemplated hereby by the holders of at least eighty percent (80%) of the outstanding shares of Common Stock entitled to vote in accordance with the DGCL and the Company's Certificate of Incorporation and By-Laws). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and, except for the approval of its stockholders (if required under applicable law), no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby. Subject to the foregoing, this Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms. The Company has taken all action necessary so that the restrictions set forth in
Section 203 of the DGCL will not and do not apply to the Merger.

                  (f) Consents and Approvals; No Violations. Except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act (the HSR Act, Securities Act and Exchange Act, collectively, the "Governmental Requirements), state or foreign laws relating to takeovers, if applicable, state securities or blue sky laws, and the filing of the Certificate of Merger, no filing with, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency, public body or authority is necessary for the execution, delivery and performance of this Agreement by the Company of the transactions contemplated by this Agreement, except in the case of permits, authorizations, consents or approvals which, if not obtained, would not individually or in the aggregate have a Company Material Adverse Effect. Neither the execution, delivery and performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof, will
(i) conflict with or result in any breach of any provisions of the Certificate of Incorporation or By-Laws of Company or the Certificate or Articles of Incorporation, as the case may be, or By-Laws of any of the Company Subsidiaries, (ii) except as set forth on Schedule 4.01(f)(ii) of the Company Disclosure Letter, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under (or give rise to any right of termination, cancellation, vesting, payment, exercise, acceleration, suspension or revocation), any of the terms, conditions or provisions of any note, bond, mortgage, deed of trust, security interest, indenture, lease, license, contract, agreement, insurance policy, plan or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which any of them or any of their properties or assets may be bound or affected, (iii) except as set forth on Schedule 4.01(f)(iii) of the Company Disclosure Letter, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of the Company Subsidiaries or any of their properties or assets, (iv) except as set forth on Schedule 4.01(f)(iv) of the Company Disclosure Letter, result in the creation or imposition of any Lien on any asset of the Company or any Company Subsidiary or (v) except as set forth on Schedule 4.01(f)(v) of the Company Disclosure Letter, cause the suspension, termination or revocation of any certificates of need, accreditation, registrations, licenses, permits and other consents or approvals of governmental agencies, except in the case of clauses (ii), (iii), (iv) and (v) for violations, breaches, defaults, terminations, cancellations, accelerations, creations, impositions, suspensions or revocations which would not individually or in the aggregate have a Company Material Adverse Effect.

                  (g) Company SEC Reports. Exclusive of the exhibits thereto, the Company has delivered to Parent true and complete copies of each registration statement, periodic and other reports and information or proxy statements, including, without limitation, its Annual Reports to Stockholders incorporated in material part by reference in certain of such reports, in the form (including any amendments thereto) required to be filed with the SEC since July 2, 1994 (collectively, the "Company SEC Reports"). As of the respective dates the Company SEC Reports were filed or, if any such Company SEC Report was amended or supplemented, as of the date such amendment or supplement was filed, each of the Company SEC Reports (i) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including any related notes and schedules) included (or incorporated by reference) in its Annual Reports on Form 10-K for each of the fiscal years ended June 29, 1996, July 1, 1995 and July 2, 1994 and its Quarterly Reports on Form 10-Q for all interim periods subsequent to June 29, 1996 fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company as of its date and the consolidated results of operations and changes in financial position for the period then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

                  (h) Absence of Certain Changes or Events. Since January 11, 1997 (the "Company Financial Statement Date"), except as set forth on Schedule 4.01(h) of the Company Disclosure Letter or in the SEC Reports, the Company and the Company Subsidiaries have in all material respects conducted their business in the ordinary course consistent with past practices and there has not occurred: (i) any Company Material Adverse Effect; (ii) any amendments or changes in the Certificate of Incorporation or By-Laws of the Company; (iii) any sale of, or material pledge of or material encumbrance upon, property of the Company with a value in excess of $3,000,000; (iv) any material change by the Company in its accounting methods, principles or practices except as required by any change in GAAP or as a result of a change in law; or (v) any material revaluation by Company of any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business.

                  (i) Litigation. Except for litigation disclosed in the Company SEC Reports or as set forth on Schedule 4.01(i) of the Company Disclosure Letter, there is no suit, action or proceeding (whether at law or equity, before or by any federal, state or foreign commission, court, tribunal, board, agency or instrumentality, or before any arbitrator) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of the Company Subsidiaries, the outcome of which, in the reasonable judgment of the Company, would individually or in the aggregate have a Company Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company or any of the Company Subsidiaries having, or which, insofar as can reasonably be foreseen, in the future may have, any such effect. The Company has disclosed to Parent all litigation in which the Company or a Company Subsidiary is named as a party except for litigation the outcome of which, individually or in the aggregate, in the reasonable judgment of the Board of Directors of the Company would not have a Company Material Adverse Effect.

                  (j) Absence of Undisclosed Liabilities. Except for liabilities or obligations which are accrued or reserved against in the Company's financial statements (or reflected in the notes thereto) included in the SEC Reports or which were incurred after the Company Financial Statement Date in the ordinary course of business and consistent with past practices, the Company and the Company Subsidiaries do not have any material liabilities or obligations (whether absolute, accrued, contingent or otherwise) of a nature required by GAAP to be reflected in a consolidated balance sheet (or reflected in the notes thereto).

                  (k) No Default. Except as set forth on Schedule 4.01(k) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is in violation or breach of, or default under (and no event has occurred which with notice or the lapse of time or both would constitute a violation or breach of, or a default under) any term, condition or provision of
(i) its Certificate of Incorporation or By-Laws, (ii) any note, bond, mortgage, deed of trust, security interest, indenture, license, agreement, plan, contract, lease, insurance policy, commitment or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party or by which they or any of their properties or assets may be bound or affected, (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of the Company Subsidiaries or any of their properties or assets, or (iv) any license, permit and other consent or approval of governmental agencies or accreditation organizations, except in the case of clauses (ii), (iii) and (iv) above for breaches, defaults or violations which would not individually or in the aggregate have a Company Material Adverse Effect.

                  (l) Taxes. Except as set forth on Schedule 4.01(l) of the Company Disclosure Letter:

                           (A)      The Company and each of the Company
Subsidiaries has (i) timely filed (or has had timely filed on its behalf) or will cause to be timely filed all material Tax Returns (as defined below) required by applicable law to be filed by any of them for tax years ended prior to the date of this Agreement and all such Tax Returns and amendments thereto are or will be true, complete, and correct in all material respects, (ii) paid (or has had paid on its behalf) all Taxes (as defined below) due or has properly accrued or reserved for all such Taxes for such periods and (iii) accrued for all Taxes for periods commencing after the periods covered by such Tax Returns and ending prior to the date hereof.

                           (B)      There are no material liens for Taxes
upon the assets of the Company or any of the Company Subsidiaries, except liens for taxes not yet due.

                           (C)      There are no material deficiencies or
adjustments for Taxes that have been proposed or assessed (except as heretofore disclosed by the Company to Parent) by any Tax Authority (as defined below) against the Company or any of the Company Subsidiaries and which remain unpaid.

                           (D)      Prior to the date  hereof, the Company
and the Company Subsidiaries have disclosed all material Tax sharing, Tax indemnity, or similar agreements to which the Company or any of the Company Subsidiaries is a party, is bound by, or has any obligation or liability for Taxes.

                           (E)      The Company and the Company Subsidiaries
have not paid, and do not expect to pay, in any taxable year commencing on or after July 1, 1994, remuneration that would result in a disallowance of any material amount of tax deductions under section 162(m) of the Code. There are no changes in the tax accounting methods subject to section 481(a) of the Code which have an ongoing material effect on Company or any of the Company Subsidiaries. No "consent" within the meaning of section 341(f) of the Code has been filed with respect to the Company or any of the Company Subsidiaries.

                           (F) As used herein, (i) "Audit" shall mean any
audit, assessment of taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes, (ii) "Taxes" shall mean all Federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto, (iii) "Tax Authority" shall mean the Internal Revenue Service and any other domestic or foreign governmental authority responsible for the administration of any Taxes, and (iv) "Tax Returns" shall mean all "Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Return relating to Taxes.

          (m)      Title to Certain Properties; Encumbrances.

                    A.       Real Property.

                             Except as otherwise disclosed on
Schedule 4.01(m)A of the Company Disclosure Letter, to the extent the buildings and other improvements located on the real property owned or leased by the Company or any Company Subsidiary are not in good repair and operating condition, the aggregate cost of putting such buildings and other improvements in good repair and operating condition would not have a Company Material Adverse Effect. The Company has provided Parent with copies of all real property leases to which the Company or a Company Subsidiary is a party and has provided to Parent a list of all real property owned or leased by the Company or a Company Subsidiary except such leases or property which individually or in the aggregate are immaterial.

                    B.       Personal Property.

                             (i)     Except as otherwise disclosed on
Schedule 4.01(m)B(i) of the Company Disclosure Letter, to the extent the equipment and machinery which is used in the Company's or any Company Subsidiary's business ("Company E & M") is not in good repair and operating condition, the aggregate cost of putting such machinery and equipment in good repair and operating condition would not have a Company Material Adverse Effect.

                             (ii)    Except as otherwise disclosed on
Schedule 4.01(m)B(ii) of the Company Disclosure Letter, all inventory of the Company or any Company Subsidiary is of a quantity and quality usable and salable in the ordinary course of the Company's or the Company Subsidiary's business, except to the extent the failure to be so usable and salable would not have a Company Material Adverse Effect.

                  Except as otherwise disclosed on Schedule 4.01(m) of the Company Disclosure Letter, the Company or the Company Subsidiaries, as the case may be, hold (x) good and marketable title to all real and personal property purported to be owned by them and (y) good leasehold title to all real and personal property purported to be leased by them, in each case free and clear of all material Liens.

                  (n) Compliance with Applicable Law. Each of the Company and the Company Subsidiaries is in compliance with all applicable laws, except where the failure to be in such compliance would not individually or in the aggregate have a Company Material Adverse Effect.

                  (o) Labor Matters. Except as set forth on Schedule 4.01(o) of the Company Disclosure Letter, neither Company nor any of the Company Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or the Company Subsidiaries relating to their business, except for any such proceedings which would not have individually or in the aggregate a Company Material Adverse Effect. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries, nor, except as pursuant to the collective bargaining agreements set forth on Schedule 4.01(o) does any labor union or organization claim to represent the employees of the Company or any of the Company Subsidiaries. There is no labor strike, dispute, slow down, work stoppage, or lockout actually pending or, to the knowledge of the Company, threatened against the Company or the Company Subsidiaries. The Company has provided Parent with all collective bargaining agreements to which the Company or any Company Subsidiary is a party or may be bound.

                    (p)      Employee Benefit Plans; ERISA.

                             (A)      With respect to each of the bonus,
deferred compensation, incentive compensation, stock purchase, stock option, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement of the Company and the Company's Subsidiaries (the "Company Plans") in force on or after January 1, 1994, except for multiemployer plans as defined in Section 3(37)(A) of ERISA and except as disclosed on Schedule 4.01(p)(A) of the Company Disclosure Letter, the Company has heretofore delivered to Parent true and complete copies of each of the following documents: (i) a copy of the Company Plans (including all amendments thereto), (ii) a copy of the annual report and actuarial report, if required under ERISA, with respect to each of the Company Plans that is an "employee benefit plan", as that term is defined in Section 3(3) of ERISA (the "Company ERISA Plans"), for the last two years, (iii) a copy of the most recent Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to the Company ERISA Plans, (iv) if the Company Plans are funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto) and the latest financial statements thereof, and (v) the most recent determination letter received from the Internal Revenue Service with respect to each Company ERISA Plan intended to qualify under Section 401(a) of the Code.

                           (B)      No liability  under Title IV of ERISA has
been incurred by the Company, any Company Subsidiary or any company that is an affiliate of the Company under ERISA (a "Company ERISA Affiliate") since the effective date of ERISA that has not been satisfied in full, and except as disclosed on Schedule 4.01(p)B of the Company Disclosure Letter, no condition exists that presents a material risk to the Company, any Company Subsidiary or any Company ERISA Affiliate of incurring any liability under such Title (other than liability for premiums due to PBGC). To the extent this representation applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made not only with respect to the Company ERISA Plans but also with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which the Company, a Company Subsidiary or a Company ERISA Affiliate made, or was required to make, contributions during the five-year period ending on the date of this Agreement.

                           (C)      With respect to each Company ERISA
Plan which is subject to Title IV of ERISA, except as set forth on Schedule 4.01(p)C of the Company Disclosure Letter, the present value of accrued benefits under such plan, based upon the actuarial assumptions used for financial reporting purposes in either the most recent actuarial report prepared by such plan's actuary with respect to such plan or in information disclosed to the Company by a multiemployer plan as defined in Section 3(37)(A) of ERISA, did not exceed, as of its latest valuation date, the then current value of the assets of such plan allocable to such accrued benefits.

                           (D)      Except as disclosed on Schedule 4.01(p)(D)
of the Company Disclosure Letter, no Company ERISA Plan or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code) , whether or not waived, as of the last day of the most recent fiscal year of each Company ERISA Plan ended prior to the date of this Agreement, and all contributions required to be made with respect thereto (whether pursuant to the terms of any Company ERISA Plan or otherwise) on or prior to the date of this Agreement have been timely made.

                           (E)      Except as set forth on Schedule 4.01(p)E
of the Company Disclosure Letter, no ERISA Plan is a "multi-employer pension plan," as defined in Section 3(37)(A) of ERISA, nor is any Company ERISA Plan a plan described in Section 4063(a) of ERISA.

                           (F)      Except as set forth on Schedule 4.01(p)F
of the Company Disclosure Letter and except for any multiemployer plan as defined in Section 3(37)(A) of ERISA, each Company ERISA Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified and the trusts maintained thereunder have been determined to be exempt from taxation under Section 501(a) of the Code and, to the best knowledge of the Company, no event has occurred nor does any condition exist which would adversely affect such qualification and exemption.

                           (G)      Except as set forth on Schedule 4.01(p)G
of the Company Disclosure Letter and except for any multiemployer plan as defined in Section 3(37)(A) of ERISA, each of the Company Plans has been operated and administered in all material respects in accordance with applicable laws, including, but not limited to, ERISA and the Code except for requirements which would not individually or in the aggregate have a Company Material Adverse Effect.

                           (H)      Except as set forth on Schedule 4.01(p)H
of the Company Disclosure Letter, no amounts payable under the Company Plans or any other contract, arrangement or agreement will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

                           (I)      Except as set forth on Schedule 4.01(p)I
of the Company Disclosure Letter, no Company Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of the Company, any Company Subsidiary or any Company ERISA Affiliate beyond such employees' retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan", as that term is defined in Section 3(2) of ERISA, (iii) deferred compensation benefits accrued as liabilities on the books of the Company, any Company Subsidiary or any Company ERISA Affiliate or (iv) benefits the full cost of which is borne by such employees or their beneficiaries.

                           (J)      Except as set forth on Schedule 4.01(p)J
of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or officer of the Company, any Company Subsidiary or any Company ERISA Affiliate to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due any such employee or officer, or (iii) result in any prohibited transaction described in
Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

                           (K)      With respect to each Company Plan that is
funded wholly or partially through an insurance policy, there will be no liability of the Company, any Company Subsidiary or any Company ERISA Affiliate, as of the Effective Time, under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the closing.

                           (L)      Except as set forth on Schedule 4.01(p)(L)
of the Company Disclosure Letter, there are no pending, threatened or anticipated claims by or on behalf of any of the Company Plans, by any employee or beneficiary covered under any such Company Plan, or otherwise involving any such Company Plan (other than routine claims for benefits).

                           (M)      None of the Company, any Company
Subsidiary, any Company ERISA Affiliate, any of the Company ERISA Plans, any trust created thereunder or any trustee or administrator thereof has engaged in a transaction in connection with which the Company, any Company Subsidiary or any Company ERISA Affiliate, any of the Company ERISA Plans, any such trust, or any trustee or administrator thereof, or any party dealing with the Company ERISA Plans or any such trust could be subject to either a material civil liability under Section 409 of ERISA, Section 502(i) of ERISA, or Section 502(1) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

                  (q) Intellectual Property. The Company and the Company Subsidiaries, as the case may be, have the lawful right to use all intellectual property currently used in any of their businesses, and no such use infringes upon the lawful rights of any other person, except as would not individually or in the aggregate result in a Company Material Adverse Effect. No person is using any intellectual property in a manner which infringes upon the lawful rights of the Company or any Company Subsidiary, except as would not individually or in the aggregate result in a Company Material Adverse Effect.

                  (r) Insurance. There are no claims by the Company or any of the Company Subsidiaries under any of the Company's insurance policies as to which any insurance company is denying liability or defending under a reservation of rights clause, in each case except as would not individually or in the aggregate result in a Company Material Adverse Effect. Except as set forth on Schedule 4.01(r) of the Company Disclosure Letter, the Company is unaware of any reason why any of the Company's or any Company Subsidiary's comprehensive general liability carriers would deny coverage in connection with any litigation disclosed in the Company SEC Reports.

                  (s) Brokers. No broker, finder or investment banker (other than Houlihan Lokey and McDonald) is entitled to any brokerage, finder's fee or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company.

                  (t) Customers and Suppliers. Except as set forth on Schedule 4.01(t) of the Company Disclosure Letter, no supplier of the Company or any Company Subsidiary with aggregate sales to the Company and the Company

Subsidiaries in the 12-month period ending December 31, 1996 of $1,000,000 or more has terminated its relationship with, or materially reduced its sales to the Company or any Company Subsidiary.

                  (u) Governmental Permits. The Governmental Permits (as hereinafter defined) obtained by the Company have been validly acquired, are in full force and effect and, except as would not individually or in the aggregate result in a Company Material Adverse Effect, represent all Governmental Permits necessary under applicable law for the Company or any Company Subsidiary to carry on its business as now being conducted and to own, occupy or use its properties and assets. The Company and the Company Subsidiaries are in compliance with all such Governmental Permits, except where the failure to so comply would not reasonably be expected to have a Company Material Adverse Effect. "Government Permit" means any permit, license, franchise, certificate, authorization, approval or consent obtained from or issued by any Governmental Person which is necessary for the Company or the Company Subsidiary to carry on its business as now being conducted or to own, operate or use its properties and assets; "Governmental Person" means any governmental, quasi-governmental, judicial, public or statutory instrumentality, authority, agency, bureau, body or entity of the United States of America or of any state, county, municipality or other political subdivision located therein.

                  (v) Environmental Matters. Except as otherwise disclosed on Schedule 4.01(v) of the Company Disclosure Letter:

                           (A)      no Hazardous Substances (as hereinafter
defined) have been or are being generated, used, processed, treated, stored, released, transported or disposed of by the Company and the Company Subsidiaries, except in material compliance with applicable Environmental Rules (as hereinafter defined);

                           (B)      to the Company's knowledge, no Hazardous
substances are present on or under any real property owned, leased, occupied or used by the Company or any Company Subsidiary, or in any improvement located thereon, in quantities or at levels which require reporting or remediation under any applicable Environmental Rule; and

                           (C)      to the Company's knowledge, no event has
occurred and no condition exists with respect to Company or any Company Subsidiary or their business, properties or assets which has resulted in, or is likely to result in, any material liability, cost or expense to Company or any Company Subsidiary under any applicable Environmental Rule, and neither the Company nor any Company Subsidiary has received any notice from any Governmental Person of its intention to impose any such liability, cost or expense upon the Company.

                  As used in this Agreement, "Environmental Rule" means any governmental rule which relates to Hazardous Substances, pollution or protection of the environment, natural resources or public health or safety, including without limitation any governmental rule relating to the generation, use, processing, treatment, storage, release, transport or disposal of Hazardous Substances and any common laws of nuisance, negligence and strict liability relating thereto, together with all rules, regulations and orders issued thereunder.

                  As used in this Agreement, "Hazardous Substance" means any substance which constitutes, in whole or in part, a pollutant, contaminant or toxic or hazardous substance or waste under, or the generation, use, processing, treatment, storage, release, transport or disposal of which is regulated by, any governmental rule, and shall specifically include without limitation any substance which (a) constitutes a "hazardous substance" under the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Section 9601 et seq., or a "hazardous waste" under the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., (b) exhibits any of the hazardous characteristics enumerated in 40 C.F.R. Sections 261.20-261.24, inclusive, (c) constitutes any of those extremely hazardous substances referred to in Section 302 of the Superfund Amendments and Reauthorization Act of 1986, Public Law 99-499, 100 Stat. 1613, at 42 U.S.C. Section 11002, (d) constitutes a hazardous material which, when transported, is subject to regulation by the United States Department of Transportation at 49 C.F.R. Parts 171-199 or (e) constitutes asbestos, urea formaldehyde, chlorinated biphenyls (polychlorinated or monochlorinated) or petroleum products.

                  (w) Material Agreements. Except as otherwise disclosed on
Schedule 4.01(w) of the Company Disclosure Letter, each contract, agreement, instrument or document involving the payment by or to the Company or any Company Subsidiary (whether direct or indirect, fixed or contingent) of more than $1,000,000 over the term thereof (a "Material Contract"), each real property lease to which the Company is a party, each labor agreement to which the Company is a party and each agreement, document, instrument that creates, evidences or secures any indebtedness of $1,000,000 or more of the Company or any Company Subsidiary or pursuant to which the Company or any Company Subsidiary has guaranteed indebtedness or other obligations of $1,000,000 or more, and each Company ERISA Plan (each a "Company Material Agreement") is in full force and effect and is enforceable in accordance with its terms. Except as otherwise disclosed on Schedule 4.01(w) of the Company Disclosure Letter, the Company or the Company Subsidiary, as the case may be, is in compliance with each Company Material Agreement, except, in each case, for such non-compliance as does not give rise to a Company Material Adverse Effect. All other parties to the Company Material Agreements are in substantial compliance with the terms thereof except, in each case, for such non-compliance as does not give rise to a Company Material Adverse Effect. Prior to the date hereof, a true, correct and complete copy of the

Company Certificate of Incorporation and By-Laws have been provided by Company to Parent.

                  (x) Transactions with Affiliates. Except as set forth on
Schedule 4.01(x) to the Company Disclosure Letter, or disclosed in the Company SEC Reports or specifically excluded pursuant to the last sentence of this subsection (x):

                           (A)      none of the customers, suppliers,
distributors or sales representatives of the Company are Affiliates of the Company;

                           (B)      none of the properties or assets of the
Company are owned or used by or leased to any Affiliate of the Company and

                           (C)      no Affiliate of the Company is a party to
any agreement with the Company.

                           (D)      any agreement between the Company and any
Affiliate of the Company contains commercially reasonable terms and conditions.

                           (E)      As used in this Agreement,  "Affiliate"
means with respect to any person, any person who directly or indirectly controls or is controlled by, or is under common control with, such person. As used in this definition, the term "control" shall mean, with respect to any person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through ownership of voting securities, by contract or otherwise.

                  It is understood and agreed that no disclosure under this subsection (x) is required for any of the items listed in (A) through (D) above if disclosure thereof would not be required in any of the Company SEC Reports.

                  (y) No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, anything described in or listed in the Company Disclosure Letter, or any other document delivered pursuant to this Agreement, neither the Company nor any other person makes any representation or warranty to Parent or Sub, express or implied, and the Company and each Company Subsidiary hereby disclaims any such representation or warranty, whether by the Company or a Company Subsidiary or any of their respective officers, directors, employees, agents or representatives or any other person of any document or other information.

                  (z) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in
(i) the Offer Documents, (ii) the Schedule 14D-9, or (iii) the information to be filed by the

Company in connection with the Offer pursuant to Rule 14f-1 promulgated under the Exchange Act (the "Rule 14f-1 Statement") or any proxy or information statement will, at the respective times the Offer Documents, the Schedule 14D-9 and the Rule 14f-1 Statement are filed with the SEC or first published, sent or given to the Company's stockholders or, in the case of any proxy or information statement, at the time the proxy or information statement is first mailed to the Company's stockholders or at the time of the meeting of the Company's stockholders held to vote on approval and adoption of this Agreement, if necessary, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9, the Rule 14f-1 Statement and any such proxy or information statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Sub for inclusion or incorporation by reference therein.

                  (aa) Certain Expenses. The Company has previously disclosed to Parent the Company's fee arrangements with Houlihan Lokey and McDonald, and such arrangements continue and will continue in effect without alteration.

         SECTION 4.02. Representations and Warranties of Parent and Sub. Parent and Sub represent and warrant to the Company as follows:

                  (a) Organization, Standing and Corporate Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as it is now being conducted or presently proposed to be conducted.

                  (b) Authority. Each of Parent and Sub has the power to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by each of Parent and Sub and the consummation by each of Parent and Sub of the transactions contemplated hereby have been duly authorized by the Board of Directors of each of Parent and Sub and by the sole Shareholder of Sub and, no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Sub and constitutes a legal, valid and binding agreement of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms.

                  (c) Consents and Approvals; No Violations. Except for applicable Governmental Requirements, state or foreign laws relating to takeovers, if applicable, state securities or blue sky laws, and the filing of the Certificate of Merger, no filing with, and no permit, authorization, consent or approval of, any court or tribunal or administrative, governmental or regulatory body, agency, public body or authority is necessary for the execution, delivery and performance of this Agreement by Parent or Sub of the transactions contemplated by this Agreement. Neither the execution, delivery and performance of this Agreement by Parent or Sub, nor the consummation by Parent or Sub of the transactions contemplated hereby, nor compliance by Parent or Sub with any of the provisions hereof, will (i) conflict with or result in any breach of any provisions of the Articles or Certificate of Incorporation or By-Laws of Parent or Sub, as the case may be, (ii) except as previously disclosed by Parent to the Company in writing, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, vesting, payment, exercise, acceleration, suspension or revocation) under, any of the terms, conditions or provisions of any note, bond, mortgage, deed of trust, security interest, indenture, lease, license, contract, agreement, insurance policy plan or other instrument or obligation to which Parent or Sub is a party or by which either of them or either of their properties or assets may be bound or affected, (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Sub or any of their properties or assets, (iv) result in the creation or imposition of any Lien on any asset or (v) cause the suspension, termination or revocation of any registrations, licenses, permits and other consents or approvals of governmental agencies, except in the case of clauses (ii), (iii),
(iv) and (v) for violations, breaches, defaults, terminations, cancellations, accelerations, creations, impositions, suspensions or revocations which would not individually or in the aggregate have a Parent Material Adverse Effect or prevent the consummation of the transactions contemplated hereby.

                  (d) Information Supplied. None of the information supplied or to be supplied by Parent or Sub for inclusion or incorporation by reference in the Offer Documents, the Schedule 14D-9, the Rule 14F-1 Statement or any proxy or information statement will, at the respective times the Offer Documents, the
Schedule 14D-9 and the Rule 14F-1 Statement are filed with the SEC or first published, sent or given to the Company's stockholders, or, in the case of any proxy or information statement, at the time any proxy or information statement is first mailed to the Company's stockholders or at the time of the meeting of the Company's stockholders held to vote on approval and adoption of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

                  (e) Brokers. No broker, investment banker, financial advisor or other person, other than Parker/Hunter Incorporated, the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Sub.

                  (f) Financing. Parent has provided to the Company a complete and correct copy of its commitment letter from its financing source for the Offer and the Merger (the "Commitment Letter").

                                   ARTICLE V

                     CONDUCT OF BUSINESS PENDING THE MERGER

         SECTION 5.01. Conduct of Business by the Company. From the date hereof until the Effective Time, unless Parent shall otherwise agree in writing, or except as set forth on Schedule 5.01 of the Company Disclosure Letter, or as otherwise contemplated by this Agreement, the Company and the Company Subsidiaries shall conduct their business in the ordinary course consistent with past practice and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and key employees, subject to the terms of this Agreement. Without limiting the foregoing and except as otherwise provided in this Agreement, from the date hereof until the Effective Time, without the prior written consent of Parent , which consent shall not be unreasonably withheld:

                  (a) The Company will not adopt or propose any change in its Certificate of Incorporation or By-Laws;

                  (b) Other than declaration and payment of regular quarterly dividends not to exceed $0.06 per share of Common Stock, the Company will not, and will not permit any Company Subsidiary to, declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of the Company, or contract for or effect any repurchase, redemption or other acquisition or investment by the Company or any Company Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Company Subsidiary;

                  (c) The Company will not, and will not permit any Company Subsidiary to, merge or consolidate with any other person or acquire a material amount of assets of any other person;

                  (d) The Company will not, and will not permit any Company Subsidiary to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or property which are material to the Company and the Company Subsidiaries, taken as a whole, except (x) pursuant to existing contracts or commitments (the terms of which have been disclosed to Parent prior to the date hereof), or (y) in the ordinary course of business consistent with past practice;

                  (e) The Company will not settle any material Audit, make or change any material Tax election or file amended Tax Returns;

                  (f) The Company will not issue or grant any securities or option or warrant to acquire any securities (except pursuant to existing obligations), enter into any amendment of any material term of any outstanding security of the Company or of any Company Subsidiary, incur any indebtedness or guarantee obligations of others except pursuant to existing credit facilities or arrangements, fail to make any required contribution to any Company ERISA Plan, increase compensation, bonus or other benefits payable to any employee or former employee or enter into any settlement or consent with respect to any pending litigation, except in the ordinary course of business consistent with past practice or as otherwise permitted by this Agreement;

                  (g) The Company will not change any method of accounting or accounting practice by the Company or any Company Subsidiary, except for any such required change in GAAP;

                  (h) The Company will not commit to any capital expenditures not in the ordinary course of business;

                  (i) The Company will not, and will not permit any Company Subsidiary to, agree or commit to do any of the foregoing; and

                  (j) except to the extent necessary to comply with the requirements of applicable laws and regulations, the Company will not, and will not permit any Company Subsidiary to (i) take, or agree or commit to take, any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or
(ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time, provided, however that the Company shall be permitted to take or omit to take such action which can (without any uncertainty) be cured at or prior to the Effective Time.




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


                                   ARTICLE VI

                             ADDITIONAL AGREEMENTS

         SECTION 6.01.  Stockholder Approval; Preparation of Proxy Statement.

                  (a) If stockholder approval of this Agreement is required by law, the Company will, at Parent's request, duly call, give notice of, convene and hold a meeting of its stockholders (the "Stockholders Meeting") for the purpose of approving this Agreement and the transactions contemplated by this Agreement. The Company will, through its Board of Directors, recommend to its stockholders approval of this Agreement and the transactions contemplated by this Agreement; provided that Sub has purchased shares of Class A Common Stock pursuant to the Offer. Notwithstanding the foregoing, if Parent shall acquire such number of the outstanding shares of Class A Common Stock and Class B Common Stock as to be able to cause the Merger to become effective without a Stockholders' Meeting, the parties shall, at the request of Parent, take all necessary and appropriate action to cause the Merger to become effective without a Stockholders Meeting in accordance with the Company's Certificate of Incorporation and Section 253 of the DGCL.

                  (b) If stockholder approval of this Agreement is required by law, the Company will, at Parent's request, prepare and file a preliminary Proxy Statement with the SEC and will use its best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after such filing. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the approval of this Agreement by the Company's stockholders there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will promptly prepare and mail to its stockholders such an amendment or supplement. The Company will not mail any Proxy Statement, or any amendment or supplement thereto, to which Parent reasonably objects.

                  (c) Sub agrees to vote, and Parent agrees to cause, all shares of Class A Common Stock purchased pursuant to the Offer and all other shares of Common Stock owned by Sub or any other subsidiary of Parent to be voted in favor of the approval of this Agreement.




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
         SECTION 6.02. Access to Information; Confidentiality. During the period prior to the Effective Time of the Merger, the Company will, and will cause each Company Subsidiary to, (i) give Parent, and Parent's officers, employees, accountants, counsel, financial advisors and other authorized representatives, reasonable access during regular business hours to all of its plants, offices, warehouses and other properties and to their employees, agents, independent accountants and all of their books, records, contracts and commitments AND, during such period, the Company will, and will cause each of its subsidiaries to, furnish promptly to Parent a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of Federal or state securities laws; (ii) permit Parent, at its own expense, and its authorized representatives to make such inspections, including, without limitation, environmental assessments or surveys, during regular business hours as the Parent may reasonably require and
(iii) cause the Company officers and those of its subsidiaries to furnish Parent and its authorized representatives with such financial and operating data and other information with respect to the business and properties of the Company and the Company subsidiaries as Parent may from time to time reasonably request; provided, however, that such access shall be conducted in such a manner as to (1) avoid any undue disruption of the normal business operations of the Company and the Company Subsidiaries and (2) maintain the confidentiality of the Confidential Information, as defined in the Confidentiality Agreement, dated January 16, 1997 (the "Confidentiality Agreement"), between Parent and the Company, in accordance with the provisions set forth therein.

         SECTION 6.03.  Best Efforts; Notification.

                  (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Persons and the making of all necessary registrations and filings (including filings with Governmental Persons, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Person, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of any of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Person vacated or reversed and (iv) the execution and delivery of any additional





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
instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with and without limiting the foregoing and to the extent possible under applicable law, the Company, Parent and Sub and their respective Boards of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger, this Agreement or any of the other transactions contemplated by this Agreement, other than any such statutes or regulations the sole effect of which is to require a filing or notice, provided that the Company, Parent and Sub, as applicable, shall take all action necessary to comply with such filing and notice requirements, and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Offer, the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other transactions contemplated by this Agreement.

                  (b) The Company shall give prompt notice to Parent, and Parent or Sub shall give prompt notice to the Company, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, including if necessary, by amendment to the Company Disclosure Letter (which amendments shall not affect or amend the representations and warranties of the Company set forth herein), and (ii) any failure by it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

         SECTION 6.04.  Stock Plans.

                  (a) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Stock Plans, as defined below), shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding stock options to purchase shares of Common Stock ("Stock Options") heretofore granted under any stock option, program or arrangement of the Company (collectively, the "Stock Plans") to provide that each Stock Option outstanding immediately prior to the acceptance for payment of shares of Common Stock pursuant to the Offer, whether or not vested, shall be canceled in exchange for a cash payment by Sub within five business days of the day shares of Class A Common Stock are purchased pursuant to the Offer, an amount equal to (i) the excess, if any, of
(x) the price per share of Class A Common Stock to be paid pursuant to the Offer over (y) the exercise price per share of Common Stock subject to such Stock Option, multiplied by (ii) the number of shares of Common Stock for which such Stock Option shall not theretofore have been exercised (the "Option Consideration").

                  (b) All amounts payable pursuant to this Section 6.04 shall be subject to any required withholding of taxes and shall be paid without interest. The Company shall use its best efforts to obtain all consents of the holders of the Stock Options as shall be necessary to effectuate the foregoing. Notwithstanding anything to the contrary contained in this Agreement, payment shall, at Parent's request, be withheld in respect of any Stock Option with respect to any holder until all necessary consents with respect to such holder are obtained.

                  (c) The Stock Plans shall terminate as of the Effective Time of the Merger, and the provisions in any other employee benefit, stock or other plan of the Company providing for the issuance, transfer or grant of any capital stock of the Company, any interest in respect of any capital stock of the Company, or any amounts derived from the value of any capital stock of the Company shall be deleted as of the Effective Time of the Merger, and the Company shall ensure that following the Effective Time of the Merger no holder of a Stock Option or any participant in any Stock Plan or other Company Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

         SECTION 6.05. Company Plans. Except as may be required by law, Parent agrees, and shall cause Sub, to continue for at least one year after the Effective Time to follow the Company's policies with respect to employees and employee benefits in effect immediately prior to the Effective Date. As set forth in Section 9.08, none of the employees of the Company is intended to be a third party beneficiary of this Section 6.05.

         SECTION 6.06.  Indemnification.

                  (a) The Certificate of Incorporation of the Surviving Corporation shall contain provisions with respect to matters occurring prior to the Effective Time that are no less favorable with respect to indemnification than are set forth in Article XV of the Second Restated Certificate of Incorporation of the Company (the "Company Certificate"), which provisions shall not be amended, repealed or otherwise modified in any manner that would have an adverse effect on the rights thereunder of individuals who as of the date of this Agreement or at the Effective Time are directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.




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
                  (b) The Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Company Subsidiary and each fiduciary and agent of each such director and officer (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts ("Losses") paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent of the Company or any Company Subsidiary, occurring before the Effective Time, until the expiration of the statute of limitations relating thereto (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware Law, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under Delaware
Law). In the event of any claim, action, suit, proceeding or investigation, to extent provided in the Company Certificate or the Certificate of the Surviving Corporation, as the case may be, (i) the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received, and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that neither the Company nor the Surviving Corporation shall be obligated pursuant to this Section 6.06(b) to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action, in which case such additional counsel (including local counsel) as may be required to avoid any such likely conflict may be retained by the Indemnified Parties at the expense of the Company or the Surviving Corporation, to the extent that payment of such expense is permitted under the Company Certificate or the Certificate of the Surviving Corporation, as the case may be; and provided further that, in the event that any claim for indemnification is asserted or made, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. Parent hereby guarantees the obligations of the Surviving Corporation and, following consummation of the Offer, of the Company under this Section 6.06(b).




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
                  (c) Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, use its reasonable efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matter occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.06(c) more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 200% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 200% of current annual premiums.

                  (d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the obligations set forth in this Section 6.06.

                  (e) Each of the Indemnified Parties is made a third party beneficiary of the obligations of the Parent, Sub, Company and Surviving Corporation under this Section 6.06.

         SECTION 6.07. Directors. Promptly upon the acceptance for payment of, and payment by Sub for, shares of Class A Common Stock pursuant to the Offer, Sub shall be entitled to designate such number of directors on the Board of Directors of the Company as will give Sub, subject to compliance with Section 14(f) of the Exchange Act, representation on such Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on such Board of Directors who are elected by the holders of Class A Common Stock pursuant to the Company Certificate (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of shares of Class A Common Stock so accepted for payment and paid for by Sub plus the number of shares of Class A Common Stock otherwise owned by Sub or any other subsidiary of Parent bears to (ii) the total number of shares of Class A Common Stock outstanding, and the Company shall, at such time, cause Sub's designees to be appointed or elected; provided, however, that in the event that Sub's designees are to be appointed or





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
elected to the Board of Directors of the Company, until the Effective Time of the Merger, such Board of Directors shall have at least three directors who are directors on the date of this Agreement and who are not officers of the Company (the "Independent Directors"); and provided further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who shall not be officers, stockholders or affiliates of the Company, Parent or Sub, and such persons shall be deemed to be Independent Directors for purposes of this Agreement. Subject to applicable law, the Company shall take all action requested by Parent necessary to effect any such appointment or election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company agrees to make such mailing with the mailing of the Schedule 14D-9 (provided that Sub shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to Sub's designees). In connection with the foregoing, the Company will promptly, at the option of Sub, either increase the size of the Company's Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable Sub's designees to be elected or appointed to the Company's Board of Directors as provided above.

         SECTION 6.08. Public Announcements. Parent and Sub, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Offer and the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with, or regulations or requirements of, any securities exchange. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement is set forth in Exhibit B to this Agreement.

         SECTION 6.09. Stockholder Litigation. The Company shall consult with Parent in the defense or settlement of any stockholder litigation against the Company and its directors relating to any of the transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without Parent's consent, which consent shall not be unreasonably withheld.




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
         SECTION 6.10 Acquisition Proposals.

                  (a) From the date hereof until the termination hereof, the Company and the Company Subsidiaries will not, and will cause their respective officers, directors, employees or other agents not to, directly or indirectly,
(i) take any action to solicit, initiate or encourage any Acquisition Proposal (as hereinafter defined) provided that no public announcement made by the Company prior to the date hereof regarding the transactions contemplated hereby shall be deemed a violation of this Section 6.10(a)(i), or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or the Company Subsidiaries, respectively, or afford access to their respective properties, books or records to any person in connection with an Acquisition Proposal. Nothing contained in this Section 6.10 shall prohibit the Company and its Board of Directors (or any committee thereof) from (x) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the SEC under the Exchange Act, or (y) considering, negotiating, discussing, approving or recommending to the stockholders of the Company a bona fide Acquisition Proposal not solicited in violation of this Agreement if and only to the extent that, (A) such Board of Directors determines in good faith upon the advice of counsel that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, and (B) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity. Either Parent or (provided the Company and its Board of Directors have complied with the above requirements of this Section 6.10(a)) the Company may terminate this Agreement if the Company or its Board of Directors approves or recommends to the Company's stockholders an Acquisition Proposal or the Board of Directors of the Company withdraws its recommendation that the stockholders accept and approve the transactions contemplated by this Agreement.

                  (b) The term "Acquisition Proposal" as used herein means any proposal or offer from any person (other than Parent or Sub) relating to (i) any direct or indirect acquisition or purchase of any equity interest in, or a substantial amount of assets of, the Company or Subsidiaries, (ii) any tender offer or exchange offer (including a self-tender offer) involving the equity securities of the Company, (iii) any merger, consolidation, recapitalization, liquidation, business combination or similar transaction involving the Company other than the transactions contemplated by this Agreement or (iv) any other extraordinary transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement.




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
                  (c) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than each other) conducted heretofore with respect to any of the foregoing transactions referenced in this Section 6.10.

         SECTION 6.11. Filings; Other Action. Subject to the terms and conditions herein provided, as promptly as practicable, the Company, Parent and Sub shall: (i) promptly make all filings and submissions under the HSR Act as may be required to be made in connection with this Agreement and the transactions contemplated hereby, (ii) use all reasonable efforts to cooperate with each other in (A) determining which filings are required to be made prior to the Effective Time with, and which material consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states or District of Columbia, and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations, and
(iii) use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the transactions contemplated by this Agreement. In connection with the foregoing, the Company will provide Parent, and Parent and Sub will provide the Company, with copies of correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or any of its representatives, on the one hand, and any governmental agency or authority or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby. Each of Parent, Sub and the Company acknowledge that certain actions may be necessary with respect to the foregoing in making notifications and obtaining clearances, consents, approvals, waivers or similar third party actions which are material to the consummation of the transactions contemplated hereby, and each of Parent, Sub and the Company agree to take such action as is necessary to complete such notifications and obtain such clearances, approvals, waivers or third party actions.

         SECTION 6.12. Directors of Parent. Effective as of the Effective Time, Parent shall cause Anthony C. Rego and Charles A. Rini to be elected to the Board of Directors of Parent.

         SECTION 6.13. Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using all reasonable efforts to obtain all necessary waivers, consents and approvals in connection with the Governmental Requirements, to effect all necessary registrations and filings and to obtain all necessary financing. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Parent, Sub and the Company shall take all such necessary action.

         SECTION 6.14. Shares Held by Company Subsidiaries. The Company agrees to cause each of the Company Subsidiaries that owns any shares of Common Stock to not tender any such shares pursuant to the Offer.

         SECTION 6.15. Employment Agreements. Concurrently herewith, the employment agreements attached as Exhibits D and E hereto shall be executed by all parties thereto.

         SECTION 6.16. Merger Certificate. Parent shall file or cause Sub to file the Certificate of Merger referenced in Section 7.01(a) as soon as practicable, but in no event more than two business days after the satisfaction of the conditions set forth in Article VII.

         SECTION 6.17. Provision of Funds. Parent shall make available to Sub all funds required to consummate the Offer and the Merger.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

         SECTION 7.01. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the Effective Time of the Merger of the following conditions:

                  (a) Stockholder Approval. If required by applicable law, this Agreement shall have been approved and adopted by the affirmative vote of the stockholders of the Company by the requisite percentage in accordance with applicable law and the Company's Certificate of Incorporation, and the Certificate of Merger shall have been executed and delivered by the Surviving Corporation and filed in the Department of State of the State of Delaware.

                  (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the


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
consummation of the Merger shall be in effect; provided, however, that each of the parties shall have used its best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered,

                  (c) Regulatory Approvals. All regulatory and related approvals (in addition to any approval contemplated by the HSR Act) shall have been obtained on terms mutually satisfactory to Parent and the Company, except for any the failure of which to obtain would not have a material adverse effect on either Parent or the Surviving Corporation,

                  (d) Offer. Sub or its permitted assignee shall have purchased all Class A Common Stock validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Parent or Sub if, in breach of this Agreement or the terms of the Offer, Sub fails to purchase any Class A Common Stock validly tendered and not withdrawn pursuant to the Offer.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

         SECTION 8.01. Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, but prior to the Effective Time of the Merger, in any one of the following circumstances:

                  (a) by mutual written consent of Parent and the Company except if shares of Class A Stock have been purchased pursuant to the Offer;

                  (b)      by either Parent, Sub or the Company:

                           (i)  if, upon a vote at a duly held
                  Stockholders Meeting or any adjournment thereof, any required approval of the Stockholders of the Company shall not have been obtained;

                           (ii) if (x) Sub shall not have commenced the Offer
                  within the time required by Section 1.01 of this Agreement,
                  (y) as the result of the failure of any of the conditions set forth in Exhibit A to this Agreement, the Offer shall have been terminated by Parent or expired in accordance with its terms without Sub having purchased shares of Class A Common Stock pursuant to the Offer or (z) Sub


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
                  shall not have purchased shares of Class A Common Stock pursuant to the Offer within 90 days following the date of this Agreement; provided, however, that the passage of the period referred to in clause (z) shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the purchase of shares of Class A Common Stock pursuant to the Offer or the consummation of the Merger; and provided further that the right to terminate this Agreement pursuant to this Section 8.01(b)(ii) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement results in the failure of any such condition;

                           (iii) if the Merger shall not have been consummated
                  on or before the date six (6) months following the date of this Agreement, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of the Stockholders Meeting; provided, further that no party shall be entitled to terminate this Agreement pursuant to this
                  Section 8.01(b)(iii) if shares of Class A Common Stock have been purchased pursuant to the Offer; or

                           (iv) if any Governmental Entity shall have issued an
                  order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of shares of Class A Common Stock or Class B Common Stock pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

                  (c)      by either Parent or Company pursuant to Section
                  6.10.

         SECTION 8.02. Effect of Termination. Subject to Section 8.06(b), in the event of termination of this Agreement by either the Company, Parent or Sub as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of (i) the Company, other than the provisions of Sections 8.06 and 9.06 or (ii) on the part of Parent or Sub, other than the provisions of Section 9.06, except to the extent that such termination results from the material breach by Parent or Sub of any of its representations, warranties, covenants or agreements set forth in this Agreement.

         SECTION 8.03. Amendment. To the extent permitted by applicable law, this Agreement may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the stockholders of the Company; provided, however, that after any such approval, there shall not be made any amendment that by law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

         SECTION 8.04. Extension; Waiver. At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 8.03, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

         SECTION 8.05. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require (a) in the case of Parent, Sub or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors and (b) in the case of the Company, action by a majority of the members of the Board of Directors of the Company who were members thereof on the date of this Agreement and remain as such thereafter or the duly authorized designee of such members and approval by a majority of Independent Directors.

             SECTION 8.06.  Effect of Termination and Abandonment.

                   (a)      Termination Fees and Expenses.

                           (i) Parent shall be entitled to receive from the
                   Company a termination fee in the amount of $10,000,000 if this Agreement is terminated or Sub does not purchase shares of Class A Common Stock pursuant to the Offer because the Company or its Board of Directors approves or recommends to the Company's stockholders an Acquisition Proposal or in connection with an Acquisition Proposal the Board of Directors of the Company withdraws its recommendation that the stockholders of the Company accept and approve the transactions contemplated by this Agreement;

                           (ii) Parent shall be entitled to receive from the
                  Company a termination fee in the amount of $5,000,000 if Sub has not purchased shares of Class A Common Stock pursuant to the Offer as a result of (x) the failure of the conditions set forth in clause (ii) of the first paragraph of Exhibit A to this Agreement or paragraph (f) of Exhibit A to this Agreement to be satisfied or (y) the failure of the holders of Class A Common Stock to have validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Class A Common Stock which would represent the minimum number of outstanding shares of Class A Common Stock, determined immediately prior to the consummation of the Offer, that would enable Parent and Sub to consummate the Merger under the Company's Certificate of Incorporation notwithstanding the negative vote of all shares of Class A Stock not acquired by Sub in the Offer and the negative vote of all shares of Class B stock as to which the beneficial owners have not executed and delivered the Stockholders' Agreement; and

                           (iii) Parent shall be entitled to receive from the
                  Company a topping fee in the amount of $10,000,000 in the event that following any termination of this Agreement (other than solely because Parent or Sub failed to fulfill any of their obligations under this Agreement) the Board of Directors of the Company approves or recommends an Acquisition Proposal to the Company's stockholders on or before November 30, 1997, which amount shall be due and payable upon consummation of the transactions contemplated by such Acquisition Proposal.

                  Under no circumstances shall the Company be obligated to pay more than $10,000,000 pursuant to this Section 8.06(a). Therefore, if the Company has paid $5,000,000 pursuant to Section 8.06(a)(ii) and subsequently becomes obligated to make a payment to Parent pursuant to Section 8.06(a)(iii), the $10,000,000 payment under Section 8.06(a)(iii) shall be reduced by the $5,000,000 payment previously paid under Section 8.06(a)(ii). If circumstances should occur giving rise to the payment of fees under more than one of the above clauses, the Company shall pay solely under the clause requiring the highest fee.

                  (b) If Parent has received the full amount of any payment under Section 8.06(a), neither Parent nor Sub shall assert or pursue, directly or indirectly, whether arising under tort, contract, or otherwise, any claim or cause of action against any of the Company or any person making an Acquisition Proposal or their respective directors, officers or representatives based in whole or part upon its or their receipt, consideration, recommendation or approval of an Acquisition Proposal, including the Company's exercise of its right of termination pursuant to this Article VIII.

                  (c) It is understood and agreed by the parties hereto that the termination and topping fees provided for in Section 8.06(a)(i), (ii) and
(iii) are intended to constitute liquidated damages, since the actual amount of damages which would be sustained by Parent and Sub as a result of such termination is difficult, if not impossible, of ascertainment and that the agreement of the parties with regard to the payment of the foregoing sum as liquidated damages represents a good faith effort by each of the parties to establish the reasonable amount of restitution necessary to provide for recovery of all costs and expenses associated with efforts to consummate the Offer and the Merger, including, without limitation, opportunity costs.

                                   ARTICLE IX

                               GENERAL PROVISIONS

         SECTION 9.01. Survival of Representations, Warranties and Agreements. No representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive beyond the Effective Time. This Section 9.01 shall not limit any covenant or agreement after the Effective Time.

         SECTION 9.02. Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given upon (a) confirmation of receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand or (c) the expiration of five business days after the day when mailed by registered or certified mail (postage prepaid, return receipt requested), addressed to the respective parties at the following addresses (or such other address for a party as shall be specified by like notice):

                  (a)      If to Parent or Sub, to:

                           Talon, Inc.
                           101 Kappa Drive
                           RIDC Park
                           Pittsburgh, PA 15238-2809
                           Attention: David S. Shapira
                           Facsimile: (412) 963-2540

                           with a copy to:

                           Cohen & Grigsby, P.C.
                           2900 CNG Tower
                           625 Liberty Avenue
                           Pittsburgh, PA 15222
                           Attention: Charles C. Cohen, Esquire
                           Facsimile: (412) 391-3382

                  (b)      if to Company, to:

                           Mojo, Inc.
                           5300 Richmond Road
                           Bedford Heights, OH  44146
                           Attention: Anthony C. Rego, Charles A. Rini, Sr.
                           Facsimile: (216) 591-2972

                           with a copy to:

                           Kohrman Jackson & Krantz P.L.L.
                           1375 East Ninth Street
                           One Cleveland Center, 20th Floor
                           Cleveland, OH 44114
                           Attention: S. Lee Kohrman, Esquire
                           Facsimile: (216) 621-6536

         SECTION 9.03. Descriptive Headings. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 9.04. Entire Agreement; Assignment. This Agreement (including the Schedules, Exhibits and other documents and instruments referred to herein which are incorporated herein and made a part of this Agreement) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings both written and oral among the parties or any of them, with respect to the subject matter hereof, including, without limitation, any transaction between or among the parties hereto except the terms of the Confidentiality Letter shall remain in full force and effect; (b) is not intended to confer upon any other person any rights or remedies hereunder; and
(c) shall not be assigned by operation of law or otherwise.

         SECTION 9.05. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to the provisions thereof relating to conflicts of law.

         SECTION 9.06. Expenses and Fees. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses. The provisions of Section 8.06 shall survive the termination of this Agreement.

         SECTION 9.07. Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of' which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts thereof signed by all of the other parties hereto.

         SECTION 9.08. Severability; Validity; Parties in Interest. If any provision of this Agreement, or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable. Except as set forth in Section 6.06, nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

         SECTION 9.09. Jurisdiction. Any legal action or proceeding with respect to this Agreement or any document related hereto shall be brought by Company, Parent or Sub in the Court of Common Pleas, Allegheny County, Pennsylvania or the United States District Court for the Western District of Pennsylvania, and by execution and delivery of this Agreement or any document related hereto, each of the Company, Parent or Sub hereby consents, for itself and in respect of its property, to this jurisdiction of the aforesaid courts. Each of the parties hereto hereby irrevocably waives, to the extent permitted by applicable law, any objection, including, without limitation, any objection to the laying of venue or based on the grounds of forum non conveniens, which such party may now or hereafter have to the bringing of any action or proceeding in such jurisdiction in respect of this Agreement or any document related hereto.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by an officer thereunto duly authorized on the day and year first above written,

                                        GIANT EAGLE, INC.

                                        By      /s/ DAVID S. SHAPIRA
                                          ---------------------------------
                                        Name:   David S. Shapira
                                        Title:  CEO



                                        TALON ACQUISITION COMPANY

                                        By      /s/ RAYMOND J. BURGO
                                          ---------------------------------
                                        Name:   Raymond J. Burgo
                                        Title:  President



                                        RISER FOODS, INC.

                                        By      /s/ ANTHONY C. REGO
                                          ---------------------------------
                                        Name:   Anthony C. Rego
                                        Title:  Chairman of the Board and
                                                Chief Executive Officer

                                                                  Schedule 2.05

Article First:  The name of the corporation is Riser Foods, Inc.

                                                                  Schedule 2.06

I.       Officers of the Surviving Corporation:

         The Officers of the Surviving Corporation shall be identical to those of Riser Foods, Inc. prior to the Effective Time of the Merger.

II.      Directors of the Surviving Corporation:

         David S. Shapira
         Raymond J. Burgo
         Anthony C. Rego
         Charles A. Rini, Sr.

                                                                      EXHIBIT A

                            CONDITIONS OF THE OFFER

                  Notwithstanding any other term of the Offer or the Agreement and Plan of Merger dated May _____, 1997 among [to come], (the "Merger Agreement") Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Sub's obligation to pay for or return tendered shares of Class A Common Stock after the termination or withdrawal of the Offer), to pay for any shares of Class A Common Stock tendered pursuant to the Offer unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares of Class A Stock which would represent at least 80% of the outstanding shares of Class A Stock as determined immediately prior to the acceptance of shares tendered in the Offer (the "Minimum Tender Condition"), (ii) the holders of at least 80% of the issued and outstanding shares of Class B Common Stock shall have executed and delivered the Stockholders' Agreement not later than 5:00 p.m. Eastern Time, on [insert date which is 15 days after Offer Documents are mailed] and shall have fully performed their obligations thereunder, and (iii) any waiting period under the HSR Act applicable to the purchase of shares of Common Stock pursuant to the Offer and/or the Merger shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Sub shall not be required to commence or continue the Offer or accept for payment or, subject as aforesaid, to pay for any shares of Class A Common Stock not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such shares for payment or the payment therefor, any of the following conditions exists:

                  (a) No Litigation. There shall have been entered in any action or proceeding before any Governmental Person an injunction or order, (i) prohibiting or limiting the acquisition by Parent or Sub of any shares of Common Stock, (ii) restraining or prohibiting or otherwise rendering unenforceable the consummation of the Merger or any of the other transactions contemplated by or provisions of the Merger Agreement or the Stockholders' Agreement, (iii) prohibiting or limiting the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Merger or any of the other transactions contemplated by the Merger Agreement, (iv) imposing limitations on the ability of Parent or Sub to acquire or hold, or exercise full rights of ownership of, any shares of Common Stock, including, without limitation, the right to vote the Common Stock purchased by Sub on all matters properly presented to the stockholders of the Company, or (v) requiring the Company, Parent or Sub to pay damages that reasonably can be foreseen, or are reasonably likely, to result in a Company Material Adverse Effect; or

                  (b) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction that is or could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

                  (c) there shall have occurred any material adverse change, or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in a Company Material Adverse Effect; or

                  (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) any material adverse change in the financial markets, commodities markets or major stock exchange indices in the United States, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; or

                  (e) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Sub its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal, (ii) the Company shall have entered into any agreement (other than a confidentiality agreement or engagement letter with an investment bank) with respect to any Acquisition Proposal or
         (iii) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing; or

                  (f) (i) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made as of such time; or (ii) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement and such failure continues for five business days after receipt by the Company of notice from Parent specifying such failure; or

                  (g) the Merger Agreement shall have been terminated in accordance with its terms, including without limitation a termination by Parent or the Company pursuant to Section 6.10; or

                  (h) Sub, Parent and the Company (with the approval of a majority of its Independent Directors) shall have mutually agreed that Sub shall terminate the Offer or postpone the acceptance for payment of or payment for shares of Class A Common Stock thereunder;

which, in the sole judgment of Sub or Parent, in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment,

                  The foregoing conditions are for the sole benefit of Sub and Parent and may be asserted by Sub or Parent regardless of the circumstances giving rise to such condition or may be waived by Sub and Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent, Sub or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

                  Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Merger Agreement.

                                                                  Exhibit (c)(2)


                          STOCKHOLDER VOTING AGREEMENT

         THIS STOCKHOLDER VOTING AGREEMENT (this "Agreement") is made and entered into as of this _____ day of May, 1997, by and among GIANT EAGLE, INC., a Pennsylvania corporation ("Parent"), and the stockholders named on the signature page hereto (the "Stockholders"). On the date hereof the Stockholders Beneficially Own (as defined in Section 12(a) hereof) that number of shares of Class A Common Stock, par value $.01 per share (the "Class A Stock"), and/or shares of Class B Common Stock, par value $.01 per share (the "Class B Stock"), of RISER FOODS, INC. ("the Company"), a Delaware corporation, as set forth below each Stockholder's name on the signature page hereto.

                                  WITNESSETH:

         WHEREAS, Parent, Parent Acquisition Company, a wholly-owned subsidiary of Parent ("Sub"), and the Company concurrently herewith are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), providing for, among other things, the merger of Sub with and into the Company (the "Merger") following the making of a tender offer (the "Offer") by Sub for shares of Class A Stock; and

         WHEREAS, each of the Stockholders owns shares of Class B Stock and is a party to the Riser Foods, Inc. Class B Stockholders' Agreement dated as of April 7, 1988 (the "Stockholders' Agreement").

         WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, Parent has requested that the Stockholders agree, and the Stockholders have agreed (i) to tender the shares of Class A they Beneficially Own pursuant to the Offer, (ii) to grant to Parent certain rights to vote all shares of Class B Stock as to which the Stockholders have voting power as provided herein in favor of the Merger and a termination of the Class B Stockholders' Agreement and (iii) to tender their Class B Shares Beneficially Owned to Sub, all on the terms and conditions contained in this Agreement.

         NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein and in the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

         1.       Voting Rights; Tender of Shares.

         (a) Voting Agreement. The Stockholders agree to vote all shares of Class A Stock and Class B Stock Beneficially Owned by them on matters as to which the Stockholders are entitled to vote at a meeting of the stockholders of the Company, or by written consent without a meeting with respect to all shares of Class A Stock and Class B Stock Beneficially Owned by them, as follows: (i) in favor of approval and adoption of the Merger Agreement and all related matters; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger. The Stockholders also agree, upon the request of Parent, to execute and deliver an agreement terminating the Stockholders' Agreement pursuant to Section 12 thereof immediately prior to (and subject to) the closing of the Offer or the Merger.

         (b) Grant of Proxy; Appointment of Attorney. In order to fully implement the agreement of the Stockholders set forth in Section 1(a) above, each Stockholder hereby irrevocably appoints Parent, with full power of substitution (Parent and its substitutes being referred to herein as the "Proxy"), as the true and lawful attorney and proxy of such Stockholder (i) to vote all shares of Class A Stock and Class B Stock Beneficially Owned by such Shareholder on matters as to which the Stockholders are entitled to vote at a meeting of the stockholders of the Company or to which they are entitled to express consent or dissent to corporate action in writing without a meeting, in the Proxy's absolute, sole and binding discretion, on the matters specified in
Section 1(a) above and (ii) to execute and deliver, in the name, place and stead of such Stockholder, a written agreement terminating the Stockholders' Agreement in accordance with Section 12 thereof immediately prior to (and subject to) the closing of the Merger. The Stockholders agree that the Proxy may, in each such Stockholder's name and stead, (i) attend any annual or special meeting of the stockholders of the Company and vote all shares of Class A Stock and Class B Stock at any such annual or special meeting as to the matters specified in Section 1(a) above, (ii) execute with respect to all shares of Class A Stock and Class B Stock any written consent to, or dissent from, corporate action respecting any matter specified in Section 1(a) above, and (iii) execute and deliver with respect to all shares of Class B Stock Beneficially Owned by such Stockholder a written agreement or consent terminating the Stockholders' Agreement pursuant to Section 12 thereof immediately prior to (and subject to) the closing of the Merger. The Stockholders agree to refrain from (A) voting at any annual or special meeting of the stockholders of the Company in any manner inconsistent with the terms of this Agreement, (B) executing any written consent in lieu of a meeting of the stockholders of the Company in any manner inconsistent with the terms of this

Agreement, (C) exercising any rights of dissent with respect to their shares of Class A Stock or Class B Stock, (D) taking any action to amend the Stockholders' Agreement, except as contemplated by this Agreement, and (E) granting any proxy or authorization to any person with respect to the voting of the shares of Class A Stock and Class B Stock, except pursuant to this Agreement, or taking any action contrary to or in any manner inconsistent with the terms of this Agreement. The Stockholders agree that this grant of proxy and appointment of attorney is irrevocable and coupled with an interest and agree that the person designated as Proxy pursuant hereto may at any time name any other person as its substituted Proxy to act pursuant hereto, either as to a specific matter or as to all matters. The Stockholders hereby revoke any proxy previously granted by them with respect to their shares of Class B Stock as to the matters specified in Section 1(a) above.

         (c) Voting by Proxy. The proxy shall cast all votes in accordance with
  Section 1(a) above.

         (d) Tender of Class A Shares. No later than 15 business days after commencement of the Offer, each Stockholder shall tender to the Depository designated in connection with the Offer (A) a letter of transmittal with respect to the shares of Class A Stock Beneficially Owned by the Stockholder and any other shares of Class A Stock held by such Stockholder (whether or not currently held by such Stockholder) complying with the terms of the Offer, (B) the certificates representing such shares and (C) all other documents or instruments required to be delivered pursuant to the terms of the Offer and such letter of transmittal. No Stockholder shall withdraw the tender effected in accordance with this Section 1(c). The provisions of
  Section 1(a) and 1(b) relating to the grant of proxies for shares of Class A Stock and Class B Stock are not intended to alter or limit the obligations of the Stockholders under this Section 1(c).

         (e) Tender of Class B Shares. Each Stockholder hereby irrevocably agrees that at any time prior to the Effective Time (as defined in the Merger Agreement), no later than three (3) business days following notice from Talon or Sub (the "Class B Notice"), the Stockholder shall tender to Sub (A) a letter of transmittal with respect to the shares of Class B Stock Beneficially Owned by the Stockholder and any other shares of Class B Stock held by such Stockholder (whether or not currently held by such Stockholder) transferring all of its right, title and interest in such shares of Class B Stock to Sub at a price per share of Class B Stock of $42.00 in cash, (B) the certificates representing such shares and (C) all other documents or instruments required to be delivered pursuant to terms of the Class B Notice. The provisions of Section 1(a) and 1(b) relating to the grant of proxies for shares of Class A Stock and Class B Stock are not intended to alter or limit the obligations of the Stockholders under this Section 1(e).

         2. Adjustment Upon Certain Changes in Capitalization. In the event of any change in the Class A Stock or Class B Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities that constitute Class A Stock or Class B Stock, as the case may be, hereunder shall be adjusted appropriately.

         3. Termination.

         (a) This Agreement shall terminate upon the earlier to occur of (i) the Outside Date (as defined in Section 12(d) hereof), or (ii) the Effective Date (as defined in the Merger Agreement). Notwithstanding the foregoing, this Agreement shall terminate effective immediately upon the occurrence of (x) both of the following: (i) any termination of the Merger Agreement in accordance with its terms and (ii) payment to Parent of all amounts that may be owing in respect of such termination pursuant to Section 8.06(a) of the Merger Agreement ; or (y) any termination by the Company of the Merger Agreement in accordance with its terms solely because of a material breach by Parent or Sub of their respective obligations thereunder; provided, however, that this Agreement shall not terminate if shares of Class A Common Stock have been purchased pursuant to the Offer.

         (b) Upon termination, this Agreement shall have no further force or effect, except for Section 7 which shall continue to apply to any case, action or proceeding relating to the enforcement of this Agreement.

         4. Representations, Warranties and Covenants of Stockholders. Each Stockholder, severally and jointly, hereby represents and warrants to Parent as follows:

         (a) Due Authorization. The Stockholder has the legal capacity and all necessary corporate, partnership and trust power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Stockholder Beneficially Owns all of the shares of Class A Stock and Class B Stock listed on the signature page hereof and specified as so owned with no restrictions on the voting rights or rights of disposition pertaining thereto, except as set forth in the Stockholders' Agreement and the Second Restated Certificate of Incorporation and the By-laws of the Company, which constitute all Class A Stock and Class B Stock Beneficially Owned by Stockholder. Assuming this Agreement has been duly and validly authorized, executed and delivered by Parent, this Agreement constitutes a legal, valid and binding agreement of the Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

         (b) No Conflicts. Neither the execution and delivery of this Agreement nor the consummation by Stockholder of the transactions contemplated hereby will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder is bound.

         5. No Transfer; Solicitation.

         (a) The Stockholders hereby agree, without the prior written consent of Parent, except pursuant to the terms hereof, not to (i) sell, transfer, assign, tender, pledge or otherwise dispose of or hypothecate any of their shares of Class A Stock or Class B Stock (except for such pledges in effect as of the date hereof, the terms and conditions of which, if any, are described on
Schedule 5 hereto); (ii) grant any proxies, deposit any Class A Stock or Class B Stock into a voting trust or enter into a voting agreement with respect to any Shares of Class A Stock or Class B Stock as to any matter specified in
Section 1(a); (iii) convert any of their shares of Class B Stock into Class A Stock or (iv) take any action that would make any representation or warranty of the Stockholders contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholders from performing their obligations under this Agreement; provided, however, that nothing in this Agreement shall prevent the Stockholders from converting their shares of Class B Stock into Class A Stock, pursuant to the terms of the Company's Second Restated Certificate of Incorporation, if 100% of the Class B Stock is so converted; provided further that nothing in this Agreement shall prevent the Stockholders from tendering their Class A Stock in the Offer. Any permitted transferee of shares of Class A Stock or Class B Stock held by any of the Stockholders must become a party to this Agreement and any purported transfer of shares of Class A Stock or Class B Stock held by any of the Stockholders to a person or entity that has not become a party hereto shall be null and void.

         (b) The Stockholders will not, and will cause their officers, directors, employees and agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as defined in the Merger Agreement), or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or its subsidiaries, or afford access to their respective properties, books or records to, any person in connection with an Acquisition Proposal (but nothing in this Agreement shall prohibit any such person, solely in his capacity as a director or officer of the Company, from taking any actions permitted or not prohibited by the Merger Agreement with respect to any Acquisition Proposal).

         6. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholders that Parent has the requisite corporate power and authority to enter into and perform this Agreement. This Agreement has been duly authorized by all necessary corporate action on the part of Parent and has been duly executed by a duly authorized officer of Parent. Assuming this Agreement has been duly and validly executed and delivered by the Stockholders, this Agreement constitutes a valid and binding agreement of Parent, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors, rights generally or by the principles governing the availability of equitable remedies.

         7. Entire Agreement. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; (b) except as provided in Section 10, shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto, except that Talon may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to Sub; and (c) shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto..

         8. Remedies. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that any party may, in its sole discretion, apply to the court of competent jurisdiction (in accordance with Section 19 hereof) for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief. Nothing herein shall be construed to prohibit any party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

         9. Legends on Certificates. As soon as practicable after the execution hereof and until such time as this Agreement shall terminate pursuant to
Section 3 hereof, all certificates representing Stockholder Shares shall bear the following legend:

         THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS OF A STOCKHOLDER VOTING AGREEMENT, DATED AS OF _____________, 1997, BY AND BETWEEN TALON AND THE STOCKHOLDERS. ANY TRANSFEREE OF THESE SHARES TAKES SUBJECT TO THE TERMS OF SUCH AGREEMENT, COPIES OF WHICH ARE ON FILE AT THE OFFICES OF TALON, 101 KAPPA DRIVE, RIDC PARK, PITTSBURGH, PENNSYLVANIA 15238-2809.

         10. Parties in Interest. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, permitted assigns, heirs, executors, administrators and other legal representatives, and nothing this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

         11. Counterparts. It is intended that this Agreement will be executed in several counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         12. Definitions. Unless the context otherwise requires, the following terms shall have the following respective meanings:

         (a) "Beneficial Owner" has the meaning set forth in Rule 13d-3 of the Rules and Regulations to the Exchange Act, and "Beneficially Owned" and "Beneficially Own(s)" shall have correlative meanings; provided, however, that for purposes of this Agreement a person shall be deemed to be the Beneficial Owner of Company Shares that may be acquired pursuant to the exercise of an option or other right regardless of when such option is exercisable.

         (b) "Person" means a corporation, association, partnership, joint venture, limited liability company, organization, business, individual, trust, estate or any other entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).

         (c) The terms "Affiliates" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Exchange Act, as in effect on the date hereof (the term "registrant" in said Rule 12b-2 meaning in this case the Company).

         (d) "Outside Date" shall be November 30, 1997.

         13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) If to Parent to:

                 Parent, Inc.
                 101 Kappa Drive
                 RIDC Park
                 Pittsburgh, Pennsylvania 15238-2809
                 Attention: David S. Shapira
                 with a copy to:

                 Cohen & Grigsby, P.C.
                 2900 CNG Tower
                 625 Liberty Avenue
                 Pittsburgh, Pennsylvania 15222
                 Telecopy No. (412) 391-3382
                 Attention: Charles C. Cohen, Esquire

        (b) If to the Stockholders, to the addresses set forth on the signature page, hereto.

                 with a copy to:

                 Kohrman, Jackson & Krantz, P.L.L.
                 One Cleveland Center
                 20th Floor
                 Cleveland, OH 44114
                 Telecopy No. (216) 696-8700
                 Attention: S. Lee Kohrman, Esq.

         14. Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

         15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

         16. Further Assurances. The Stockholders further agree to execute all additional writings, consents and authorizations as may be reasonably requested by Parent to evidence the agreements herein or the powers granted to the Proxy hereby or to enable the Proxy to exercise those powers.

         17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to the principles of conflicts of laws thereof.

         18. Venue. Any and all disputes regarding any and all aspects of this Agreement must be filed in either the District Court for the Western District of Pennsylvania or the Court of Common Pleas, Allegheny County, Pittsburgh, Pennsylvania, which ever jurisdiction is appropriate.

         19. Stockholders' Agreement. The Stockholders hereby agree that Section 3 of the Class B Stockholders' Agreement shall be deemed amended so as not to apply to the transactions contemplated by the Merger Agreement or this Agreement.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

         RISER FOODS, INC.

         By:
            ---------------------------
         Name:
         Title:

         STOCKHOLDERS

         1.       By:____________________________
                  Name:
                  Title:
                  No. of shares of Class A Stock Beneficially Owned:_____ No. of shares of Class B Stock Beneficially Owned:_____ Address for Notices:



         2.       By:____________________________
                  Name:
                  Title:
                  No. of shares of Class A Stock Beneficially Owned:_____ No. of shares of Class B Stock Beneficially Owned:_____ Address for Notices:



         3.       By:____________________________
                  Name:
                  Title:
                  No. of shares of Class A Stock Beneficially Owned:_____ No. of shares of Class B Stock Beneficially Owned:_____ Address for Notices:

         (etc.)

                                                                 Exhibit (c)(3)





                               GIANT EAGLE, INC.


                           Employment Agreement dated


                                  May 13, 1997


                                      with


                                ANTHONY C. REGO

                               TABLE OF CONTENTS

Section Headings                                                                                      Page No.
----------------                                                                                      --------
Section 1.  Term of Employment...............................................................................2
Section 2.  Services to be Rendered..........................................................................3
Section 3.  Compensation.....................................................................................3
Section 4.  Disability.......................................................................................6
Section 5.  Termination for Proper Cause.....................................................................7
Section 6.  Non-Competition..................................................................................8
Section 7.  Confidentiality..................................................................................9
Section 8.  Removal of Documents or Objects..................................................................9
Section 9.  Injunctive Relief...............................................................................10
Section 10.  Merger or Consolidation........................................................................10
Section 11.  Notices........................................................................................11
Section 12.  Governmental Regulation........................................................................11
Section 13.  Arbitration....................................................................................11
Section 14.  Governing Law..................................................................................12
Section 15.  Divisability...................................................................................12
Section 16.  Headings.......................................................................................12
Section 17.  Entire Agreement; Amendment....................................................................12

                              EMPLOYMENT AGREEMENT

         THIS AGREEMENT, entered into this 13th day of May, 1997, by and between ANTHONY C. REGO, an individual residing in Cuyahoga County, Ohio ("Executive"), and GIANT EAGLE, INC., a Pennsylvania corporation (the "Company"),

                                WITNESSETH THAT:

         WHEREAS, Executive has served Riser, Inc. ("Riser") as a senior executive officer and as a member of its Board of Directors for many years; and

         WHEREAS, the Company and Riser intend to enter into a transaction whereby the Company will acquire control over the business and properties of Riser; and

         WHEREAS, the Company desires to assure itself of the benefit of Executive's services and experience, and to that end has authorized this Agreement, to be effective from and after consummation of that transaction; and

         WHEREAS, the Company will not enter into the proposed transaction with Riser unless and until Executive enters into this Agreement with the Company; and

         WHEREAS, Executive is willing to enter the employ of the Company upon the terms and conditions herein set forth;

         NOW, THEREFORE, in consideration of the premises and covenants herein contained, and intending to be legally bound, the parties hereto agree as follows:

         Section 1.  Term of Employment.

                  (a) The term of employment of Executive under this Agreement shall be the five-year period commencing on the date which is the Effective Time of the Merger under the Agreement and Plan of Merger dated May 13, 1997 by and among the Company, Riser and Talon Acquisition Company and ending on the fifth anniversary of the Effective Time of the Merger.

                  (b) Notwithstanding paragraph (a), the term of employment of Executive under this Agreement shall be subject to earlier termination upon:

                           (i) dismissal of Executive from his position as
                  an executive officer pursuant to resolution of the Board of Directors, or failure of the Board to re-elect him as an executive officer of the Company; or

                           (ii) determination of disability of Executive
                  pursuant to Section 4 hereof; or

                           (iii) death of Executive.

In the event of termination pursuant to clause (i), the Company shall thereafter be obligated to pay to Executive the compensation and benefits provided for under Section 3(e) hereof. In the event of termination pursuant to clause (ii) the provisions of Section 4 hereof shall apply. In the event of termination pursuant to clause (iii) , the Company shall be obligated to pay Executive's estate or designated beneficiary the compensation reserved under
Section 3(a) hereof until the end of the twelfth calendar month following his death, plus pro-rata portions of annual and long-term incentive bonus awards described in Section 3(b) hereof (when and if payable) under any plan or program in which Executive was then a participant.

                  (c) If Executive remains in the Company's employ after the five-year term specified in paragraph (a), this Agreement will continue to be effective except that the Executive's employment will then be terminable "at will" by either party on 20 days' advance written notice.

         Section 2. Services to be Rendered.

                  The Company hereby agrees to employ Executive as the Company's Vice Chairman and the chief executive officer of the Riser division or subsidiary of the Company, to serve at the Riser headquarters office located in the Cleveland, Ohio area, subject to the terms, conditions and provisions of this Agreement. Executive hereby accepts such employment, and agrees (i) to perform all executive and managerial duties as may be required of him by the Company, but in no event less than the level of duties a chief executive officer of a wholly-owned subsidiary or division the size of Riser, at the Effective Time of the Merger, would perform, and (ii) that he shall devote his best efforts, on a full-time basis, and shall apply substantially the same degree of skill and diligence in rendering services to the Company under this Agreement as he has applied during his employment with Riser. In connection therewith, Executive shall report to and be subject to the direction of the Company's Chief Executive and Board of Directors. Notwithstanding the foregoing, Executive may devote a reasonable amount of his time to his personal investments and business affairs (including service as a director of unaffiliated companies) and to civic and charitable activities, within the limits of and subject to the Company's policies in effect from time to time.

         Section 3. Compensation.

                  In consideration for services rendered to the Company (and any and all subsidiaries and affiliates to which he may be assigned) under this Agreement, the Company shall pay and provide to Executive the following compensation and benefits.

                  (a) Salary. The Company shall pay Executive a base salary at an annual rate equal to his current base salary rate at Riser during the term hereof, to be paid in accordance with the Company's normal payroll practice. Such base salary rate shall be increased or decreased from time to time at such intervals and by the same percentages as may be authorized by the Board of

Directors of the Company generally with respect to base salary increases or decreases for executive officers of the Company.

                  (b) Bonus. In addition to base salary under paragraph (a), Executive shall also be entitled to (i) an annual incentive bonus under the Annual Bonus Program applicable to the Company's senior executive officers, and
(ii) a long-term incentive bonus under the Company's Long Term Incentive Plan ("LTIP"), so that (1) during fiscal years 1998, 1999 and 2000, (A) in the event that the LTIP threshold has been met, Executive shall receive a bonus of $500,000, (B) in the event that the LTIP target has been met, Executive shall receive a bonus of $1,500,000, and (C) in the event that the LTIP maximum has been achieved, Executive shall receive a bonus of $3,000,000; and (2) during fiscal years 2001 and 2002, (A) in the event that the LTIP (or such successor long-term incentive plan for executives of the Company which is a successor to the LTIP) threshold has been met, Executive shall receive a bonus of $300,000,
(B) in the event that the LTIP (or successor plan) target has been met, Executive shall receive a bonus of $1,000,000, and (C) in the event that the LTIP (or successor plan) maximum has been achieved, Executive shall receive a bonus of $2,000,000.

                  (c) Life Insurance; SERP. The Company shall maintain insurance on the life of Executive under such policy or policies as are currently maintained for him by Riser, and shall continue Executive's participation in the Supplemental Retirement Plan (SERP) of Riser dated July 1, 1994, which Riser established for the benefit of certain key executives, including Executive, and which Riser provided to Executive pursuant to a certain SERP Agreement made as of July 1, 1995.

                  (d) Fringe Benefits. Executive shall be entitled to vacations, automobile, retirement benefits and other fringe benefits, including but not limited to group life, health and disability insurance coverages, consistent with the compensation policies and practices of the Company from time to time prevailing with respect to executive officers of the Company.

                    (e) Continuation After Termination.

                           (1) If the employment of Executive is terminated
pursuant to Section 1(b)(i) hereof without proper cause (as defined in Section 5 hereof), the Company shall continue to be obligated, for the remainder of the term specified in Section 1(a) hereof, to pay to Executive the base salary and bonus amounts to which he otherwise would have been entitled under paragraphs
(a) and (b) of this Section 3 but for such early termination, and also to continue his participation in the other benefit plans and programs referred to in paragraphs (c) and (d) of this Section 3, during such period, if and to the extent permitted by the terms of such plans and programs (or, if and to the extent not so permitted, to pay or reimburse to Executive an amount equal to the cost that would have been incurred by the Company in providing such benefits but for such early termination).

                           (2) If the employment of Executive is terminated
pursuant to Section 1(b)(i) hereof as a result of his voluntary resignation effective on or before June 30, 2000, the Company shall be obligated to pay to Executive, in a lump sum, a severance benefit equal to one year's base salary at the annual rate then in effect under paragraph (a) of this Section 3.

                           (3) If the employment of Executive is terminated
pursuant to Section (1)(b)(i) hereof as a result of his voluntary resignation effective on or after July 1, 2000, the Company shall be obligated to pay to Executive (i) in a lump sum, a severance benefit equal to the lesser of (A) one year's base salary at the annual rate then in effect under paragraph (a) of this
Section 3 or (B) the base salary to which he otherwise would have been entitled but for such early termination, plus (ii) a pro rata portion (based upon the period of time during which he was actually employed from and after July 1,
2000) of the bonus amounts to which he otherwise would have been entitled but for such early termination.

                           (4) If the employment of Executive is terminated
pursuant to Section (1)(b)(i) hereof for proper cause (as defined in Section 5 hereof), except in the case of voluntary termination covered by subparagraph (2) or (3) of this Section 3(e), the Company shall thereupon be relieved of its obligations to pay all compensation and benefits under this Agreement (except for accrued and unpaid base salary).

        Section 4.  Disability.

                  The term of employment of Executive may be terminated at the election of the Company upon a determination by the Board of Directors of the Company, made in its sole discretion, that Executive will be unable, by reason of physical or mental incapacity, to perform his reasonably expected or customary duties under this Agreement on a substantially full-time basis for a period longer than six consecutive months or more than nine months in any consecutive twelve-month period. In the exercise of its discretion, the Board of Directors may give due consideration to, among such other factors as it deems appropriate to the best interests of the Company, the opinion of Executive's personal physician or physicians and to the opinion of any physician or physicians selected by the Board of Directors for these purposes. Executive shall submit to examination by any physician or physicians so selected by the Board of Directors, and to otherwise cooperate with the Board of Directors in making the determination contemplated hereunder (such cooperation to include, without limitation, consenting to the release of information by any such physicians to the Board of Directors). In the event of such termination, the Company shall thereupon be relieved of its obligations to pay compensation and benefits under Section 3 hereof (except for accrued and unpaid items, including a pro rata portion of the annual and long-term bonuses described in Section 3(b) hereof) but shall be obligated to pay to (or for the benefit of) Executive until his death the following:

                  (a) A monthly disability income benefit in an amount equal to 60% of the average monthly base salary paid to Executive under Section 3(a) hereof during the twelve calendar months next preceding such determination, The Company shall be entitled to credit, against its obligation to pay such disability benefit, the amounts received from time to time by Executive pursuant to each disability income insurance policy maintained by the Company.

                  (b) The benefits referred to in Section 3(c) hereof.

                  (c) Health insurance premiums for comparable coverages and with comparable contributory features provided from time to time by the Company for its executive officers, unless and until Executive shall have accepted other employment in which health insurance is available to him.

         Section 5. Termination for Proper Cause.

                  The occurrence of any of the following events shall constitute "proper cause" for termination, at the election of the Board of Directors of the Company, of the term of employment of Executive under this Agreement, to wit:

                  (a) Executive shall voluntarily resign as a director, officer or employee of the Company or any of its subsidiaries or affiliates without approval of the Board of Directors of the Company;

                  (b) Executive shall breach this Agreement in any material respect and, if curable, shall fail to cure such breach within 30 calendar days after receiving written notice of such breach from the Company;

                  (c) the perpetration of defalcations, fraud or theft by Executive involving the Company or any of its subsidiaries or affiliates, or any other violation of law that the Board of Directors deems materially injurious to the Company's business or reputation; or

                  (d) the deliberate failure of Executive to comply with reasonable policies or directives of the Board of Directors;
provided, however the inability of Executive to achieve favorable results of operations for reasons essentially unrelated to those set forth in paragraphs
(a), (b), (c) and (d) of this Section 5 shall not be deemed to constitute proper cause for termination hereunder, The Company's election to terminate for proper cause as aforesaid shall not be deemed to modify or abrogate any vested rights of Executive under any deferred compensation or retirement plan of the Company except as expressly set forth therein.

         Section 6. Non-Competition.

                  Executive agrees that during the term of his employment hereunder and for the Restricted Period (hereinafter defined) after his employment hereunder terminates or is terminated, he will not in any way, directly or indirectly, manage, operate, control, accept employment or a consulting position with or otherwise advise or assist or be connected with or own or have any other interest in or right with respect to (other than through ownership of not more than one percent (1%) of the outstanding shares of a corporation's stock which is listed on a national securities exchange) any supermarket or any wholesale distributor of merchandise of the kinds generally sold in supermarkets, which in any material way competes or proposes to compete with the Company in the areas served, at any time during the Restricted Period, by the Company; provided, however, Executive's ownership and management of his (and his family's) investments in real estate leased to Riser, the Company and/or other supermarkets and wholesale distributors of such merchandise shall not be deemed to violate the foregoing restriction. For purposes of this
Section 6, "Restricted Period" means the greater of (i) the period of two years next following the termination of Executive's employment, or (ii) the period of time during which Executive is entitled to receive payments from the Company pursuant to Section 3(e) or 4 hereof (as the case may be). Without limitation of the Company's rights and remedies under this Agreement or as otherwise provided by law or in equity, it is understood and agreed between the parties that the right of Executive to receive any payments otherwise due to him under this Agreement and any deferred compensation plan shall be suspended and canceled if and for so long as he shall be in violation of the foregoing covenant not to compete. If and when Executive cures such violation, such right shall be automatically reinstated but only for the remainder of the period during which such payments are due him.

         Section 7. Confidentiality.

                  For purposes of this Agreement, "proprietary information" shall mean any material information relating to the business of the Company that has not previously been publicly released by duly authorized representatives of the Company and shall include (but shall not be limited to) Company information encompassed in all marketing and sales plans, financial information, costs, pricing information, and all methods, concepts, or ideas in or reasonably related to the business of the Company and not in the public domain.

                  Executive agrees to regard and preserve as confidential all proprietary information pertaining to the Company's business that has been or may hereafter be obtained by Executive in the course of his employment with Riser and the Company, whether he has such information in his memory or in writing or other physical form. Executive shall not, without written authority from the Company to do so, use for his benefit or purposes, nor disclose to others, either during the term of his employment or thereafter, except as required by the conditions of his employment with the Company (or any subsidiary or affiliate), any proprietary information connected with the business or development of the Company. This provision shall not apply after the proprietary information has been voluntarily disclosed to the public, independently developed and disclosed by others, or otherwise enters the public domain through lawful means.

         Section 8. Removal of Documents or Objects.

                  Executive agrees not to remove from the premises of the Company, except as an employee of the Company in pursuit of the business of the Company or any of its subsidiaries or affiliates, or except as specifically permitted in writing by the Company, any document or object containing or reflecting any proprietary information of the Company. Executive recognizes that all such documents and objects, whether developed by him or by someone else, are the exclusive property of the Company.

         Section 9. Injunctive Relief.

                  It is understood and agreed by and between the parties hereto that the services to be rendered by Executive hereunder are of a special, unique, extraordinary and intellectual character, which gives them a peculiar value, the loss of which may not be reasonably or adequately compensated in damages and additionally that a breach by Executive of the covenants set out in Sections 6, 7 and 8 of this Agreement will cause the Company great and irreparable injury and damage. Executive hereby expressly agrees that the Company shall be entitled to the remedies of injunction, specific performance and other equitable relief to prevent a breach of Sections 6, 7 and 8 of this Agreement by Executive. This provision shall not, however, be construed as a waiver of any of the rights which the Company may have for damages or otherwise.

         Section 10. Merger or Consolidation.

                  In the event of the merger or consolidation of the Company with any unrelated corporation or corporations, or of the sale by the Company of a major portion of its assets or of its business and good will to an unrelated third party, this Agreement shall remain in effect and be assigned and transferred to the Company's successor in interest as an asset of the Company, and the Company shall cause such assignee to assume the Company's obligations hereunder; and in such event Executive hereby confirms his agreement to continue to perform his duties and obligations according to the terms and conditions hereof for such assignee or transferee of this Agreement. It is understood and agreed, however, that the scope of Executive's services under Section 2 hereof may be appropriately modified, at the election of such successor, to cover the segment of such successor's enterprise represented by the assets and operations in which Executive is involved at the time of such aforementioned transaction.

         Section 11. Notices.

                  All notices and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

                  (a)      If to the Company, to it at the following address:

                           Giant Eagle, Inc.
                           101 Kappa Drive
                           Pittsburgh, PA  15238
                           Attention:  Chairman of the Board

                  (b)      If to the Executive, to him at the following address:

                           Anthony C. Rego
                           75 Kensington Oval
                           Rocky River, OH  44116

or to such other place as either party shall have specified by notice in writing to the other.

         Section 12. Governmental Regulation.

                  Nothing contained in this Agreement shall be construed so as to require the commission of any act contrary to law and whenever there is any conflict between any provision of this Agreement and any statute, law, ordinance, order or regulation, the latter shall prevail, but in such event any such provision of this Agreement shall be curtailed and limited only to the extent necessary to bring it within the legal requirements.

         Section 13. Arbitration.

                  Any dispute or controversy as to the interpretation, construction, application or enforcement of, or otherwise arising under or in connection with this Agreement shall be submitted at the request of either party hereto for resolution and settlement through arbitration in Cleveland, Ohio in accordance with the rules then prevailing of the American Arbitration

Association, Any award rendered therein shall be final and binding on each of the parties hereto and their heirs, executors, administrators, successors and assigns, and judgment may be entered thereon in any court having jurisdiction. The foregoing provisions of this Section 13 shall not be deemed to limit the rights and remedies reserved to the Company under and pursuant to Section 9 hereof.

         Section 14. Governing Law.

                  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

         Section 15. Divisability.

                  Should a court or arbitrator declare any provision hereof to be invalid, such declaration shall not affect the validity of the Agreement as a whole or any part thereof, other than the specific portion declared to be invalid.

         Section 16. Headings.

                  The headings to the Sections and paragraphs hereof are placed herein for convenience of reference only and in case of any conflict the text of this Agreement, rather than the headings, shall control.

         Section 17. Entire Agreement; Amendment.

                  This Agreement sets forth the entire understanding of the parties in respect of the subject matter contained herein and supersedes all prior agreements, arrangements and understandings relating to the subject matter and may only be amended by a written agreement signed by both parties hereto or their duly authorized representatives.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                    EXECUTIVE

                                    /s/ ANTHONY C. REGO
                                    ---------------------------------
                                    Anthony C. Rego


                                    GIANT EAGLE, INC.

                                    By: /s/ DAVID S. SHAPIRA
                                    ---------------------------------
                                    Title: CEO

                               GIANT EAGLE, INC.


                                  May 13, 1997

VIA TELECOPIER

Mr. Anthony Rego
Mr. Charles A. Rini, Sr.
c/o Kohrman, Jackson & Krantz P.L.L.
One Cleveland Center; 20th Floor
Cleveland, OH  44114

Dear Anthony and Chuck:

         I am writing to confirm that, in accordance with our recent conversation about this matter, the Board of Directors of Giant Eagle has agreed to take all necessary corporate action to effect the election of each of you as a member of the Boards of Giant Eagle and its Riser subsidiary for a term extending to the date of the Annual Meeting of Shareholders held after the end of fiscal 1998. We will take these steps as soon as practicable after completion of the "back-end" merger provided for in the Agreement and Plan of Merger dated May 13, 1997.

         I am hopeful that your service will extend further into the future than the term described above. However, as we discussed, I do not believe it would be appropriate for us to make any firm commitment on that subject at this time.

         In addition, as we have discussed, in my capacity as Chairman and Chief Executive, I will establish an internal Executive Management Committee to which each of you will be appointed to serve, along with Ray Burgo and myself (and perhaps others). The mission of this Committee will be to lead the combined company's strategic planning efforts and to provide managerial control and oversight in executing its strategic plans.

                                                     Yours truly,

                                                     /s/ DAVID S. SHAPIRA
                                                     --------------------
                                                     David S. Shapira
                                                     Chairman

                                                                Exhibit (c)(4)



                               GIANT EAGLE, INC.



                           Employment Agreement dated



                                  May 13, 1997



                                      with



                              CHARLES A. RINI, SR.

                               TABLE OF CONTENTS

Section Headings                                                                                       Page No.
----------------                                                                                       --------
Section 1.  Term of Employment.............................................................................2
Section 2.  Services to be Rendered........................................................................3
Section 3.  Compensation...................................................................................3
Section 4.  Disability.....................................................................................6
Section 5.  Termination for Proper Cause...................................................................7
Section 6.  Non-Competition................................................................................8
Section 7.  Confidentiality................................................................................9
Section 8.  Removal of Documents or Objects................................................................9
Section 9.  Injunctive Relief.............................................................................10
Section 10.  Merger or Consolidation......................................................................10
Section 11.  Notices......................................................................................11
Section 12.  Governmental Regulation......................................................................11
Section 13.  Arbitration..................................................................................11
Section 14.  Governing Law................................................................................12
Section 15.  Divisability.................................................................................12
Section 16.  Headings.....................................................................................12
Section 17.  Entire Agreement; Amendment..................................................................12

                              EMPLOYMENT AGREEMENT

         THIS AGREEMENT, entered into this 13th day of May, 1997, by and between CHARLES A. RINI, SR., an individual residing in Cuyahoga County, Ohio ("Executive"), and GIANT EAGLE, INC., a Pennsylvania corporation (the "Company"),

                                WITNESSETH THAT:

         WHEREAS, Executive has served Riser, Inc. ("Riser") as a senior executive officer and as a member of its Board of Directors for many years; and

         WHEREAS, the Company and Riser intend to enter into a transaction whereby the Company will acquire control over the business and properties of Riser; and

         WHEREAS, the Company desires to assure itself of the benefit of Executive's services and experience, and to that end has authorized this Agreement, to be effective from and after consummation of that transaction; and

         WHEREAS, the Company will not enter into the proposed transaction with Riser unless and until Executive enters into this Agreement with the Company; and

         WHEREAS, Executive is willing to enter the employ of the Company upon the terms and conditions herein set forth;

         NOW, THEREFORE, in consideration of the premises and covenants herein contained, and intending to be legally bound, the parties hereto agree as follows:

         Section 1. Term of Employment.

                  (a) The term of employment of Executive under this Agreement shall be the five-year period commencing on the date which is the Effective Time of the Merger under the Agreement and Plan of Merger dated May 13, 1997 by and among the Company, Riser and Talon Acquisition Company and ending on the fifth anniversary of the Effective Time of the Merger.

                  (b) Notwithstanding paragraph (a), the term of employment of Executive under this Agreement shall be subject to earlier termination upon:

                           (i) dismissal of Executive from his position as
                  an executive officer pursuant to resolution of the Board of Directors, or failure of the Board to re-elect him as an executive officer of the Company; or

                           (ii) determination of disability of Executive
                  pursuant to Section 4 hereof; or

                           (iii) death of Executive.

In the event of termination pursuant to clause (i), the Company shall thereafter be obligated to pay to Executive the compensation and benefits provided for under Section 3(e) hereof. In the event of termination pursuant to clause (ii) the provisions of Section 4 hereof shall apply. In the event of termination pursuant to clause (iii), the Company shall be obligated to pay Executive's estate or designated beneficiary the compensation reserved under
Section 3(a) hereof until the end of the twelfth calendar month following his death, plus pro-rata portions of annual and long-term incentive bonus awards described in Section 3(b) hereof (when and if payable) under any plan or program in which Executive was then a participant.

                  (c) If Executive remains in the Company's employ after the five-year term specified in paragraph (a), this Agreement will continue to be effective except that the Executive's employment will then be terminable "at will" by either party on 20 days' advance written notice.

         Section 2. Services to be Rendered.

                  The Company hereby agrees to employ Executive as the Company's Executive Vice President and the chief operating officer of the Riser division or subsidiary of the Company, to serve at the Riser headquarters office located in the Cleveland, Ohio area, subject to the terms, conditions and provisions of this Agreement. Executive hereby accepts such employment, and agrees (i) to perform all executive and managerial duties as may be required of him by the Company, but in no event less than the level of duties a chief operating officer of a wholly-owned subsidiary or division the size of Riser, at the Effective Time of the Merger, would perform, and (ii) that he shall devote his best efforts, on a full-time basis, and shall apply substantially the same degree of skill and diligence in rendering services to the Company under this Agreement as he has applied during his employment with Riser. In connection therewith, Executive shall report to and be subject to the direction of the Company's Chief Executive and Board of Directors. Notwithstanding the foregoing, Executive may devote a reasonable amount of his time to his personal investments and business affairs (including service as a director of unaffiliated companies) and to civic and charitable activities, within the limits of and subject to the Company's policies in effect from time to time.

         Section 3. Compensation.

                  In consideration for services rendered to the Company (and any and all subsidiaries and affiliates to which he may be assigned) under this Agreement, the Company shall pay and provide to Executive the following compensation and benefits.

                  (a) Salary. The Company shall pay Executive a base salary at an annual rate equal to his current base salary rate at Riser during the term hereof, to be paid in accordance with the Company's normal payroll practice. Such base salary rate shall be increased or decreased from time to time at such intervals and by the same percentages as may be authorized by the Board of

Directors of the Company generally with respect to base salary increases or decreases for executive officers of the Company.

                  (b) Bonus. In addition to base salary under paragraph (a), Executive shall also be entitled to (i) an annual incentive bonus under the Annual Bonus Program applicable to the Company's senior executive officers, and
(ii) a long-term incentive bonus under the Company's Long Term Incentive Plan ("LTIP"), so that (1) during fiscal years 1998, 1999 and 2000, (A) in the event that the LTIP threshold has been met, Executive shall receive a bonus of $500,000, (B) in the event that the LTIP target has been met, Executive shall receive a bonus of $1,500,000, and (C) in the event that the LTIP maximum has been achieved, Executive shall receive a bonus of $3,000,000; and (2) during fiscal years 2001 and 2002, (A) in the event that the LTIP (or such successor long-term incentive plan for executives of the Company which is a successor to the LTIP) threshold has been met, Executive shall receive a bonus of $300,000,
(B) in the event that the LTIP (or successor plan) target has been met, Executive shall receive a bonus of $1,000,000, and (C) in the event that the LTIP (or successor plan) maximum has been achieved, Executive shall receive a bonus of $2,000,000.

                  (c) Life Insurance; SERP. The Company shall maintain insurance on the life of Executive under such policy or policies as are currently maintained for him by Riser, and shall assume the obligations of Riser, and continuation of the performance thereof, pursuant to a certain Split-Dollar Insurance Agreement between Riser and Charles A. Rini, Jr., Trustee (the "Insurance Agreement"), which Insurance Agreement was entered into by Riser upon the election of Executive to forego participation in a certain Supplemental Retirement (SERP) Plan which Riser had established for the benefit of certain key executives, including Executive.

                  (d) Fringe Benefits. Executive shall be entitled to vacations, automobile, retirement benefits and other fringe benefits, including but not limited to group life, health and disability insurance coverages, consistent with the compensation policies and practices of the Company from time to time prevailing with respect to executive officers of the Company.

                  (e)      Continuation After Termination.

                           (1) If the employment of Executive is terminated
pursuant to Section 1(b)(i) hereof without proper cause (as defined in Section 5 hereof), the Company shall continue to be obligated, for the remainder of the term specified in Section 1(a) hereof, to pay to Executive the base salary and bonus amounts to which he otherwise would have been entitled under paragraphs
(a) and (b) of this Section 3 but for such early termination, and also to continue his participation in the other benefit plans and programs referred to in paragraphs (c) and (d) of this Section 3, during such period, if and to the extent permitted by the terms of such plans and programs (or, if and to the extent not so permitted, to pay or reimburse to Executive an amount equal to the cost that would have been incurred by the Company in providing such benefits but for such early termination).

                           (2) If the employment of Executive is terminated
pursuant to Section 1(b)(i) hereof as a result of his voluntary resignation effective on or before June 30, 2000, the Company shall be obligated to pay to Executive, in a lump sum, a severance benefit equal to one year's base salary at the annual rate then in effect under paragraph (a) of this Section 3.

                           (3) If the employment of Executive is terminated
pursuant to Section (1)(b)(i) hereof as a result of his voluntary resignation effective on or after July 1, 2000, the Company shall be obligated to pay to Executive (i) in a lump sum, a severance benefit equal to the lesser of (A) one year's base salary at the annual rate then in effect under paragraph (a) of this
Section 3 or (B) the base salary to which he otherwise would have been entitled but for such early termination, plus (ii) a pro rata portion (based upon the period of time during which he was actually employed from and after July 1,
2000) of the bonus amounts to which he otherwise would have been entitled but for such early termination.

                           (4) If the employment of Executive is terminated
pursuant to Section (1)(b)(i) hereof for proper cause (as defined in Section 5 hereof), except in the case of voluntary termination covered by subparagraph (2) or (3) of this Section 3(e), the Company shall thereupon be relieved of its obligations to pay all compensation and benefits under this Agreement (except for accrued and unpaid base salary).

         Section 4.  Disability.

                  The term of employment of Executive may be terminated at the election of the Company upon a determination by the Board of Directors of the Company, made in its sole discretion, that Executive will be unable, by reason of physical or mental incapacity, to perform his reasonably expected or customary duties under this Agreement on a substantially full-time basis for a period longer than six consecutive months or more than nine months in any consecutive twelve-month period. In the exercise of its discretion, the Board of Directors may give due consideration to, among such other factors as it deems appropriate to the best interests of the Company, the opinion of Executive's personal physician or physicians and to the opinion of any physician or physicians selected by the Board of Directors for these purposes. Executive shall submit to examination by any physician or physicians so selected by the Board of Directors, and to otherwise cooperate with the Board of Directors in making the determination contemplated hereunder (such cooperation to include, without limitation, consenting to the release of information by any such physicians to the Board of Directors). In the event of such termination, the Company shall thereupon be relieved of its obligations to pay compensation and benefits under Section 3 hereof (except for accrued and unpaid items, including a pro rata portion of the annual and long-term bonuses described in Section 3(b) hereof) but shall be obligated to pay to (or for the benefit of) Executive until his death the following:

                  (a) A monthly disability income benefit in an amount equal to 60% of the average monthly base salary paid to Executive under Section 3(a) hereof during the twelve calendar months next preceding such determination, The Company shall be entitled to credit, against its obligation to pay such disability benefit, the amounts received from time to time by Executive pursuant to each disability income insurance policy maintained by the Company.

                  (b) The benefits referred to in Section 3(c) hereof.

                  (c) Health insurance premiums for comparable coverages and with comparable contributory features provided from time to time by the Company for its executive officers, unless and until Executive shall have accepted other employment in which health insurance is available to him.

         Section 5. Termination for Proper Cause.

                  The occurrence of any of the following events shall constitute "proper cause" for termination, at the election of the Board of Directors of the Company, of the term of employment of Executive under this Agreement, to wit:

                  (a) Executive shall voluntarily resign as a director, officer or employee of the Company or any of its subsidiaries or affiliates without approval of the Board of Directors of the Company;

                  (b) Executive shall breach this Agreement in any material respect and, if curable, shall fail to cure such breach within 30 calendar days after receiving written notice of such breach from the Company;

                  (c) the perpetration of defalcations, fraud or theft by Executive involving the Company or any of its subsidiaries or affiliates, or any other violation of law that the Board of Directors deems materially injurious to the Company's business or reputation; or

                  (d) the deliberate failure of Executive to comply with reasonable policies or directives of the Board of Directors;
provided, however the inability of Executive to achieve favorable results of operations for reasons essentially unrelated to those set forth in paragraphs
(a), (b), (c) and (d) of this Section 5 shall not be deemed to constitute proper cause for termination hereunder, The Company's election to terminate for proper cause as aforesaid shall not be deemed to modify or abrogate any vested rights of Executive under any deferred compensation or retirement plan of the Company except as expressly set forth therein.

         Section 6. Non-Competition.

                  Executive agrees that during the term of his employment hereunder and for the Restricted Period (hereinafter defined) after his employment hereunder terminates or is terminated, he will not in any way, directly or indirectly, manage, operate, control, accept employment or a consulting position with or otherwise advise or assist or be connected with or own or have any other interest in or right with respect to (other than through ownership of not more than one percent (1%) of the outstanding shares of a corporation's stock which is listed on a national securities exchange) any supermarket or any wholesale distributor of merchandise of the kinds generally sold in supermarkets, which in any material way competes or proposes to compete with the Company in the areas served, at any time during the Restricted Period, by the Company; provided, however, Executive's ownership and management of his (and his family's) investments in real estate leased to Riser, the Company and/or other supermarkets and wholesale distributors of such merchandise shall not be deemed to violate the foregoing restriction. For purposes of this
Section 6, "Restricted Period" means the greater of (i) the period of two years next following the termination of Executive's employment, or (ii) the period of time during which Executive is entitled to receive payments from the Company pursuant to Section 3(e) or 4 hereof (as the case may be). Without limitation of the Company's rights and remedies under this Agreement or as otherwise provided by law or in equity, it is understood and agreed between the parties that the right of Executive to receive any payments otherwise due to him under this Agreement and any deferred compensation plan shall be suspended and canceled if and for so long as he shall be in violation of the foregoing covenant not to compete. If and when Executive cures such violation, such right shall be automatically reinstated but only for the remainder of the period during which such payments are due him.

         Section 7. Confidentiality.

                  For purposes of this Agreement, "proprietary information" shall mean any material information relating to the business of the Company that has not previously been publicly released by duly authorized representatives of the Company and shall include (but shall not be limited to) Company information encompassed in all marketing and sales plans, financial information, costs, pricing information, and all methods, concepts, or ideas in or reasonably related to the business of the Company and not in the public domain.

                  Executive agrees to regard and preserve as confidential all proprietary information pertaining to the Company's business that has been or may hereafter be obtained by Executive in the course of his employment with Riser and the Company, whether he has such information in his memory or in writing or other physical form. Executive shall not, without written authority from the Company to do so, use for his benefit or purposes, nor disclose to others, either during the term of his employment or thereafter, except as required by the conditions of his employment with the Company (or any subsidiary or affiliate), any proprietary information connected with the business or development of the Company. This provision shall not apply after the proprietary information has been voluntarily disclosed to the public, independently developed and disclosed by others, or otherwise enters the public domain through lawful means.

         Section 8. Removal of Documents or Objects.

                  Executive agrees not to remove from the premises of the Company, except as an employee of the Company in pursuit of the business of the Company or any of its subsidiaries or affiliates, or except as specifically permitted in writing by the Company, any document or object containing or reflecting any proprietary information of the Company. Executive recognizes that all such documents and objects, whether developed by him or by someone else, are the exclusive property of the Company.

         Section 9. Injunctive Relief.

                  It is understood and agreed by and between the parties hereto that the services to be rendered by Executive hereunder are of a special, unique, extraordinary and intellectual character, which gives them a peculiar value, the loss of which may not be reasonably or adequately compensated in damages and additionally that a breach by Executive of the covenants set out in Sections 6, 7 and 8 of this Agreement will cause the Company great and irreparable injury and damage. Executive hereby expressly agrees that the Company shall be entitled to the remedies of injunction, specific performance and other equitable relief to prevent a breach of Sections 6, 7 and 8 of this Agreement by Executive. This provision shall not, however, be construed as a waiver of any of the rights which the Company may have for damages or otherwise.

         Section 10.  Merger or Consolidation.

                  In the event of the merger or consolidation of the Company with any unrelated corporation or corporations, or of the sale by the Company of a major portion of its assets or of its business and good will to an unrelated third party, this Agreement shall remain in effect and be assigned and transferred to the Company's successor in interest as an asset of the Company, and the Company shall cause such assignee to assume the Company's obligations hereunder; and in such event Executive hereby confirms his agreement to continue to perform his duties and obligations according to the terms and conditions hereof for such assignee or transferee of this Agreement. It is understood and agreed, however, that the scope of Executive's services under Section 2 hereof may be appropriately modified, at the election of such successor, to cover the segment of such successor's enterprise represented by the assets and operations in which Executive is involved at the time of such aforementioned transaction.

         Section 11. Notices.

                  All notices and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid:

                  (a)      If to the Company, to it at the following address:

                           Giant Eagle, Inc.
                           101 Kappa Drive
                           Pittsburgh, PA 15238
                           Attention: Chairman of the Board

                  (b)      If to the Executive, to him at the following address:

                           Charles A. Rini, Sr.
                           4430 Valley Forge Drive
                           Fairview Park, OH 44126

or to such other place as either party shall have specified by notice in writing to the other.

         Section 12. Governmental Regulation.

                  Nothing contained in this Agreement shall be construed so as to require the commission of any act contrary to law and whenever there is any conflict between any provision of this Agreement and any statute, law, ordinance, order or regulation, the latter shall prevail, but in such event any such provision of this Agreement shall be curtailed and limited only to the extent necessary to bring it within the legal requirements.

         Section 13. Arbitration.

                  Any dispute or controversy as to the interpretation, construction, application or enforcement of, or otherwise arising under or in connection with this Agreement shall be submitted at the request of either party hereto for resolution and settlement through arbitration in Cleveland, Ohio in accordance with the rules then prevailing of the American Arbitration

Association, Any award rendered therein shall be final and binding on each of the parties hereto and their heirs, executors, administrators, successors and assigns, and judgment may be entered thereon in any court having jurisdiction. The foregoing provisions of this Section 13 shall not be deemed to limit the rights and remedies reserved to the Company under and pursuant to Section 9 hereof.

         Section 14. Governing Law.

                  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

         Section 15. Divisability.

                  Should a court or arbitrator declare any provision hereof to be invalid, such declaration shall not affect the validity of the Agreement as a whole or any part thereof, other than the specific portion declared to be invalid.

         Section 16. Headings.

                  The headings to the Sections and paragraphs hereof are placed herein for convenience of reference only and in case of any conflict the text of this Agreement, rather than the headings, shall control.

         Section 17. Entire Agreement; Amendment.

                  This Agreement sets forth the entire understanding of the parties in respect of the subject matter contained herein and supersedes all prior agreements, arrangements and understandings relating to the subject matter and may only be amended by a written agreement signed by both parties hereto or their duly authorized representatives.

                  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                    EXECUTIVE

                                    /s/ CHARLES A. RINI, SR.
                                    ---------------------------------
                                    Charles A. Rini, Sr.



                                    GIANT EAGLE, INC.

                                    By: /s/ DAVID S. SHAPIRA
                                    ---------------------------------
                                    Title: CEO
                                           --------------------------

                               GIANT EAGLE, INC.


                                  May 13, 1997

VIA TELECOPIER

Mr. Anthony Rego
Mr. Charles A. Rini, Sr.
c/o Kohrman, Jackson & Krantz P.L.L.
One Cleveland Center; 20th Floor
Cleveland, OH  44114

Dear Anthony and Chuck:

         I am writing to confirm that, in accordance with our recent conversation about this matter, the Board of Directors of Giant Eagle has agreed to take all necessary corporate action to effect the election of each of you as a member of the Boards of Giant Eagle and its Riser subsidiary for a term extending to the date of the Annual Meeting of Shareholders held after the end of fiscal 1998. We will take these steps as soon as practicable after completion of the "back-end" merger provided for in the Agreement and Plan of Merger dated May 13, 1997.

         I am hopeful that your service will extend further into the future than the term described above. However, as we discussed, I do not believe it would be appropriate for us to make any firm commitment on that subject at this time.

         In addition, as we have discussed, in my capacity as Chairman and Chief Executive, I will establish an internal Executive Management Committee to which each of you will be appointed to serve, along with Ray Burgo and myself (and perhaps others). The mission of this Committee will be to lead the combined company's strategic planning efforts and to provide managerial control and oversight in executing its strategic plans.

                                                     Yours truly,

                                                     /s/ David S. Shapira
                                                     --------------------
                                                     David S. Shapira
                                                     Chairman

                                                                Exhibit (c)(5)

                  [RISER FOODS LOGO]


RISER FOODS, INC.
5300 Richmond Road
Bedford Heights, Ohio 44146
(216) 292-7000
                                                                January 16, 1997


CONFIDENTIAL

Giant Eagle, Inc.
101 Kappa Drive
Pittsburgh, PA 15238

Attention: David S. Shapira, Chairman

Gentlemen:

         Riser Foods, Inc. ("Riser") is interested in the possibility of a business combination (the "Transaction") with Giant Eagle, Inc. ("Eagle") and desires to exchange information with Eagle. As a condition to each of Riser's and Eagle's furnishing such information to the other, directly or through its representatives, each of Riser and Eagle requires all such information to be treated confidentially.

         In consideration of the opportunity to review such information, each of Riser and Eagle hereby agrees as follows:

         1. CONFIDENTIAL INFORMATION. Subject to the limitations set forth below, "Confidential Information" means all information that Riser or Eagle or its representatives furnishes to the other or its representatives, whether furnished before or after the date of this letter, all copies, extracts and reproductions thereof and such portions of all notes, analyses, compilations, studies and other documents, whether prepared by Riser or Eagle or others (including Riser's or Eagle's professional advisers or employees) that contain or reflect such information.

         Confidential Information shall not include information that (a) is or becomes generally available to the public other than as a result of a disclosure by Riser or Eagle or its respective representatives in violation of this letter; (b) is shown by written documentation to have been available to Riser or Eagle or its respective representatives prior to its disclosure to Riser or Eagle or its respective representatives by the other party hereto or its respective representatives; or (c) is shown by written documentation to have become available to or independently developed by Riser or Eagle or its representatives from a source other than the other party hereto or its respective representatives; provided that with respect to clauses (b) and (c) above, the source of such information was not bound at the time of such disclosure by a confidentiality agreement with Riser or Eagle or their respective representatives or otherwise prohibited from transmitting the information to Riser or Eagle by a contractual, legal or fiduciary obligation.


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January 16, 1997
Page 2

         2. RESTRICTED USE OF CONFIDENTIAL INFORMATION. Each of Riser and Eagle agrees that it will keep the Confidential Information confidential; provided that any of the Confidential Information may be disclosed to Riser's or Eagle's respective directors, officers, employees, professional advisers or other representatives who are directly involved in planning and evaluating the Transaction solely for the purpose of planning and evaluating the Transaction and not for any other purpose. The parties agree, however, that the fact of any exchange of Confidential Information will not in any way impede the parties' rights to compete against each other in the future. Such respective persons shall be informed by each of Riser and Eagle of the confidential nature of the Confidential Information, and each of Riser and Eagle shall cause such respective persons to comply with this letter as if they were parties hereto.

         3. NONDISCLOSURE. Except as may be required by judicial process or applicable law, each of Riser and Eagle agrees that, without the prior written consent of the other, it will not, and that it will cause its directors, officers, employees, professional advisers and other representatives not to, disclose to any person (a) any of the Confidential Information; (b) the fact that the Confidential Information has been made available to it or that it has inspected any part of the Confidential Information; (c) the fact that discussions or negotiations are taking place concerning the Transaction; and
(d) any of the terms, conditions or other facts with respect to the Transaction, including the status thereof.

         4. CIVIL PROCESS, ETC. If Riser or Eagle or its respective representatives are requested or required as a result of a judicial or regulatory proceeding (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose or make any disclosure referred to in Paragraph 3, it agrees to provide the other party hereto with prompt notice thereof so that the latter may seek an appropriate protective order. If a protective order has not been obtained after the latter has had sufficient time to secure the same and the former or its representatives are, in the opinion of counsel for the former, compelled to disclose Confidential Information to any tribunal, regulatory authority or agency or third party claimant against the latter or its representatives or else stand liable for contempt or suffer any similar censure, sanction or penalty, then the former may disclose such information to the extent required to such tribunal, regulatory authority or agency or third party claimant without liability hereunder.

         5. FUTURE EMPLOYMENT SOLICITATION. For a period of one year after the date hereof, neither Riser nor Eagle nor its respective representatives will, without the prior approval of the other, directly or indirectly solicit for employment with it any representative of the other with whom the former or its representatives has contact, or any person who is employed by the other in an executive


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January 16, 1997
Page 3

capacity as of the date hereof or at any time prior to the termination of the current discussions concerning the Transaction.

         6. RETURN OF INFORMATION. Each of Riser and Eagle will, and it will cause its respective directors, officers, employees, professional advisers or other representatives to deliver to the other all Confidential Information that has been furnished to it by the other or its respective representatives, without retaining any copy thereof, promptly upon the request of the other. In such event, all other documents and material constituting Confidential Information held by the former or any of those mentioned above shall be destroyed and it will certify to the other that all such documents and materials have been so destroyed.

         7. NO OBLIGATION TO NEGOTIATE A DEFINITIVE AGREEMENT. Nothing in this letter requires either Riser or Eagle to enter into a definitive agreement for the Transaction. Either Riser or Eagle may terminate discussions and negotiations with the other at any time.

         8. NO REPRESENTATIONS, ETC. Except pursuant to the representations, warranties and agreements of Riser or Eagle in a definitive agreement for the Transaction if, when and as executed and subject to the limitations specified therein, (a) neither makes any representation with respect to the accuracy or completeness of the Confidential Information, and (b) neither party nor any of its directors, officers or employees or other representatives shall have any liability to the other party hereto or its representatives resulting from the use of the Confidential Information by such other party or its representatives.

         9. SPECIFIC PERFORMANCE AND EXPENSES. Each of Riser and Eagle specifically agrees that there is no adequate remedy at law and that money damages would not be a sufficient remedy for any breach of this letter and that the other shall be entitled to specific performance (including an injunction) as a remedy for any such breach. Specific performance shall not be deemed to be the exclusive remedy for any breach by the other of this letter but shall be in addition to all other remedies provided by law or equity. In the event of any action for breach of this letter by either party, the prevailing party shall be entitled to reasonable attorneys' fees, costs and expenses incurred in such action.

         10. MISCELLANEOUS. This letter shall be governed by and construed in accordance with the laws of the State of Pennsylvania. This letter constitutes the entire agreement of the parties with respect to the subject matter herein. This letter may be waived, amended, or modified only by an instrument in writing signed by the party against which such waiver, amendment or modification is sought to be enforced. Neither Riser nor Eagle shall be entitled to assign this letter without the prior


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January 16, 1997
Page 4



written consent of the other. If any provision of this letter shall for any reason be adjudged to be void, invalid or unenforceable, the remainder of this letter shall continue and remain in full force and effect. This letter may be executed in one or more counterparts, each of which will be deemed to constitute an original, and all of which when taken together shall be deemed to constitute one and the same agreement.

         If you are in agreement with the foregoing, please sign and return one copy of this letter, which will constitute your agreement with respect to the subject matter hereof.

                                              RISER FOODS, INC.

                                              By: /s/ Anthony C. Rego
                                                 ------------------------------
                                                      Anthony C. Rego, Chairman

AGREED TO AND ACCEPTED
January 23, 1997

GIANT EAGLE, INC.

By: /s/ David S. Shapira
   --------------------------------
        David S. Shapira, Chairman